EXHIBIT D

REPUBLIC OF COLOMBIA

i

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the detailed information appearing herein.

	2007		2008		2009		2010		2011

Domestic Economy
Real GDP Growth (percent)(1)		6.9%		3.5%		1.7%		4.0%		5.9%
Gross Fixed Investment Growth (percent)(1)		14.4		9.9		(1.3)		4.6		16.6
Private Consumption Growth (percent)(1)		7.3		3.5		0.6		5.0		6.5
Public Consumption Growth (percent)(1)		6.0		3.3		5.9		5.5		2.6
Consumer Price Index(2)		5.7		7.7		2.0		3.2		3.7
Producer Price Index(2)		1.3		9.0		(2.2)		4.4		5.5
Interest Rate (percent)(3)		8.0		9.7		6.1		3.7		4.2
Unemployment Rate (percent)(4)		9.9		10.6		11.3		11.1		9.8

Balance of Payments	(millions of U.S. dollars)
Exports of Goods (FOB)(5)		$29,381		$37,095		$32,563		$39,546		$56,216
Oil and its derivatives(5)		7,318		12,204		10,254		16,483		27,954
Coffee(5)		1,714		1,883		1,543		1,884		2,608
Imports of Goods (FOB) (5)		30,088		36,320		30,510		37,508		50,728
Current Account Balance(5)		(5,978)		(6,699)		(4,960)		(8,760)		(9,980)
Net Foreign Direct Investment(5)		8,136		8,366		4,049		338		4,945
Net International Reserves		20,949		24,030		25,356		28,452		32,300
Months of Coverage of Imports (Goods and Services)		6.7		6.4		7.9		7.3		6.3

Public Finance(6)	billions of pesos or percentage of GDP)
Non-financial Public Sector Revenue(7)	Ps.	190,357	Ps.	193,190	Ps.	204,487	Ps.	214,845	Ps.	249,964
Non-financial Public Sector Expenditures(7)		195,304		190,381		213,257		229,399		255,157
Non-financial Public Sector Primary Surplus/(Deficit)(8)		11,131		17,022		4,862		(652)		7,059
Percent of Nominal GDP		3.2%		3.5%		0.9%		(0.1)%		1.1%
Non-financial Public Sector Fiscal Surplus/(Deficit)		(4,471)		342		(11,019)		(17,029)		(10,541)
Percent of Nominal GDP		(1.3)%		0.0%		(2.4)%		(3.1)%		(1.8)%
Central Government Fiscal Surplus/ (Deficit)		(11,614)		(11,067)		(20,715)		(21,019)		(17,507)
Percent of Nominal GDP		(2.7)%		(2.3)%		(4.1)%		(3.9)%		(2.8)%

Public Debt(9)	(billions of pesos or percentage of GDP)

Public Sector Internal Funded Debt(10)	Ps.	132,476	Ps.	140,935	Ps.	159,032	Ps.	183,309	Ps.	192,296
Percent of Nominal GDP(1)		30.7%		29.3%		31.3%		33.7%		31.2%
Public Sector External Funded Debt(11)		$27,923		$28,450		$33,642		$35,462		$38,545
Percent of Nominal GDP(1)		13.0%		13.3%		13.5%		12.5%		12.1%

1:	Figures for 2010 and 2011 are preliminary.
2:	Percentage change over the twelve months ended December 31 of each year.
3:	Average for each year of the short-term composite reference rate, as calculated by the Superintendencia Financiera (Financial Superintendency).
4:	Refers to the average national unemployment rates in December of each year.
5:	Figures for all years have been recalculated according to the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual. Preliminary figures from 2007 through 2011. Imports and exports of goods do not include “special trade operations.”
6:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues and nets transfers among the different levels of the non-financial public sector. Figures given as a percentage of GDP calculated using 2005 as the base year for calculating constant prices.
7:	The amounts of transfers among the different levels of the consolidated non-financial public sector are not eliminated in the calculation of consolidated non-financial public sector revenue and consolidated non-financial public sector expenditures and, accordingly, the revenue and expenditure figures included above are greater than those that would appear had such transfers been eliminated upon consolidation.
8:	Primary surplus/(deficit) equals total consolidated non-financial public sector surplus/(deficit) without taking into account interest payments or interest income. Figures for 2010 correspond to the Cierre Fiscal GNC 2010 released by Consejo Superior de Política Fiscal (“CONFIS”) (Documento Asesores 04/2011). Figures for 2011 are preliminary.
9:	Figures for 2010 are subject to revision. Exchange rates at December 31 of each year.
10:	Includes peso-denominated debt of the Government (excluding state-owned financial institutions and departmental and municipal governments) with an original maturity of more than one year and public sector entities’ guaranteed internal debt.
11:	In millions of dollars. Includes external debt of the Government (including Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial institutions) with an original maturity of more than one year.

Sources:	Banco de la República, Ministry of Finance and Public Credit (“Ministry of Finance”), DANE and CONFIS.

CURRENCY OF PRESENTATION

All references herein to “pesos” and “Ps.” are to the currency of Colombia, and all references herein to “U.S. dollars,” “dollars,” “U.S.$” and “$” are to the currency of the United States. Unless otherwise indicated, all peso amounts are stated in nominal terms. As used herein, the term “billion” means one thousand million, or 1,000,000,000, and the term “trillion” means one thousand billion, or 1,000,000,000,000. The Financial Superintendency calculates and publishes a rate (the “representative market rate”) on a daily basis which is the average of the buy and sell foreign exchange rates quoted on the previous business day by certain commercial banks and financial corporations in the four largest Colombian cities. On July 31, 2012, the representative market rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 1,789.02. Historical amounts translated into pesos or dollars have been converted at the historical rates of exchange summarized below. See “Monetary System—Foreign Exchange Rates and International Reserves.” The fiscal year of Colombia ends on December 31 of each year. The fiscal year ended December 31, 2011 is referred to herein as “2011,” and other years are referred to in a similar manner.

INTRODUCTION

From 2007 to 2011, Colombia enjoyed real Gross Domestic Product (“GDP”) growth every year. Real GDP grew by 6.9% in 2007, 3.5% in 2008, 1.7% in 2009, 4.0% in 2010 and 5.9% in 2011. The increase in real GDP growth in 2011 was mainly due to better performance in gross fixed capital formation, where fixed capital investment, the most important component, grew by 16.6%, the highest rate of growth since 2002. Growth in fixed capital investment was mainly due to an increase in investment in machinery and transport equipment. Low interest rates coupled with the appreciation in the exchange rate led to a reduction in the cost of imported goods and promoted growth in fixed capital.

Inflation, as measured by the change in the consumer price index, was at 5.7% (on an annualized basis) in 2007, rose to 7.7% in 2008, then declined to 2.0% in 2009 and increased to 3.2% in 2010. Inflation was at 3.7% in 2011. The rate of inflation in 2011 was higher than in 2010 mainly due to an increase in global oil and gas prices, which resulted in higher domestic fuel prices, and to the effects of the climate phenomenon known as El Niño (unusually warm ocean temperatures in the Equatorial Pacific that affects rainfall and temperature), which resulted in higher energy and food prices.

Due to the implementation of trade and foreign exchange liberalization policies, Colombia has experienced current account deficits in most years since 1994. In 2007, the current account deficit was $5,978 million, while the trade balance recorded a deficit of $584 million and the capital account surplus was $10,347 million. In 2008, the current account deficit widened to $6,699 million and the trade balance recorded a surplus of $971 million, while the capital account surplus decreased to $9,515 million. In 2009, the current account deficit decreased to $4,960 million and the trade surplus increased to $2,545 million, while the capital account surplus decreased to $6,254 million. In 2010, the current account deficit increased to $8,760 million and the trade surplus decreased to $2,240 million while the capital account surplus increased to $11,770 million. In 2011, the current account deficit increased to $9,980 million, while the trade surplus increased to $5,514 million and the capital account surplus increased to $13,322 million. The current account deficit in 2011 increased mainly as a result of the increase in outflows in the income sub-account. Income outflows increased primarily due to higher remittances of profits and dividends by foreign companies in Colombia to their head offices abroad.

Net foreign investment (including direct and portfolio investment), which stood at a net inflow of $9,027 million in 2007, decreased to a net inflow of $7,359 million in 2008. In 2009, net foreign investment decreased to a net inflow of $5,916 million. In 2010, net foreign investment decreased to a net inflow of $1,535 million. In 2011, net foreign investment increased to a net inflow of $11,635 million.

Net international reserves at year end increased from $20,949 million in 2007, to $24,030 million in 2008, to $25,356 million in 2009 and to $28,452 million in 2010. At the end of 2011, net international reserves totaled $32,300 million.

Colombia’s ratio of total net non-financial public sector debt to GDP decreased from 32.4% in 2007, to 31.7% in 2008, but increased to 34.5% in 2009 and to 35.5% in 2010, but decreased to 34.6% in 2011. As a consequence of the international financial crisis and its effects on the Colombian economy, the Government experienced a deterioration in its fiscal position during 2009 and 2010. The combination of lower tax revenues and the implementation of a countercyclical policy in order to stimulate economic growth resulted in an increase in the Government’s fiscal deficit. Colombia’s non-financial public sector deficit was at 1.0% of GDP in 2007, 0% of GDP in 2008, 2.5% of GDP in 2009 and 3.1% of the GDP in 2010. In 2011, the non-financial public sector recorded a deficit of 1.8% of GDP.

The Central Government’s deficit was 2.8% of GDP for 2011, as compared to 3.9% in 2010, 4.1% of GDP in 2009, 2.3% of GDP in 2008 and 2.7% of GDP in 2007. The consolidated public sector deficit stood at Ps.20.5 trillion, or 3.4% of GDP for 2011, below the initial estimate of 4.0% of GDP contemplated in the Medium Term Fiscal Plan released in 2011. The lower consolidated public sector deficit in 2011 was mainly due to a smaller than expected Central Government deficit.

On May 9, 2011, the executive board of the International Monetary Fund (“IMF”) approved a two-year arrangement under the IMF’s Flexible Credit Line for $6.2 billion. The two-year arrangement is a successor arrangement to the one-year $3.5 billion Flexible Credit Line approved in May 2010. The original Flexible Credit Line was approved in May 2009 for $10.5 billion. The IMF’s Flexible Credit Line provides Colombia with access to IMF resources with no ongoing conditions, is a renewable credit line, and allows Colombia to draw on it at any time or to treat it as a precautionary instrument. To date, Colombia has not drawn on the Flexible Credit Line. See “Public Sector Finance—Flexible Credit Line with IMF.”

Since 1993, Colombia has obtained access to the international capital markets through the issuance of bonds in the United States, Europe and Japan and through borrowings from commercial bank syndicates. Colombia has regularly met all principal and interest obligations on its external debt for over 60 years.

Other factors, such as increases in inflation, exchange rate fluctuations, increases in interest rates, declines in foreign direct and portfolio investment, adverse conditions in the international capital markets, changes in international commodity prices, violence and disruption associated with the guerilla groups and narcotics organizations and other political, economic and diplomatic developments in or affecting Colombia could have a material adverse effect on the country’s economy.

Presidential elections took place on May 30, 2010. Juan Manuel Santos won the first ballot with 46.6% of the votes, while Antanas Mockus came in second with 21.5% of the votes. On June 20, 2010, Juan Manual Santos won the second ballot and was elected President of Colombia with 69.0% of the votes. President-elect Santos took his oath and assumed the office of the President on August 7, 2010.

REPUBLIC OF COLOMBIA

Geography and Population

Colombia is the fourth largest country in South America, with a territory of 441,020 square miles (1,141,748 square kilometers). Located on the northwestern corner of the South American continent, Colombia borders Panama and the Caribbean Sea to the north, Peru and Ecuador to the south, Venezuela and Brazil to the east and the Pacific Ocean to the west.

Colombia is a country of great geographical diversity. Three ranges of the Andes, the Western, Central and Eastern Cordilleras, occupy the southwestern and central sections of the country, running through it from south to north. Grassland plains, known as Los Llanos, lie to the northeast of these ranges and extend to the Venezuelan border. The Amazon forest lies to the south of the grassland plains. The Magdalena River rises in the Central Cordillera and flows to the Caribbean Sea, near the city of Barranquilla, through a rich alluvial plain. Approximately 4% of the land is arable, approximately 41% is suitable for grazing and about 55% is forested. Colombia lies almost entirely in the north tropical zone; however, the country’s regional climates vary with altitude. A tropical climate predominates in the coastal and Amazon regions, while a temperate climate predominates in the mountains.

According to the National Administrative Department of Statistics (“DANE”), Colombia’s population in 2011 was 46.0 million, compared with 45.5 million in 2010. Based on the latest available population statistics for Colombian cities, in 2011, 7.5 million people lived in the metropolitan area of Bogotá, the capital of Colombia. Furthermore, in 2011, Medellín and Cali, the second and third largest cities, had populations of approximately 2.4 million and 2.3 million, respectively. The most important urban centers, with the exception of Barranquilla (the largest port city), are located in the Cordillera valleys. Colombia has a population density of approximately 108 people per square mile (42 people per square kilometer).

Colombia is generally classified as a middle-income developing country. The following table sets forth the latest selective comparative statistics published by the World Bank.

Selected Comparative Statistics

	Colombia	Venezuela	Brazil	Mexico	U.S.
GNI Per Capita (2011)(l)	$6,110	$11,920	$10,720	$9,240	$48,450
Life Expectancy at Birth (2010)	73	74	73	77	78
Illiteracy Rate (2)	7%	5%	10%	7%	n/a
Infant Mortality (2010)(3)	18	16	17	14	7
Poverty (4)	37.2%	28.5%	21.4%	51.3%	n/a

n/a = Not available.

1:	GNI per capita (formerly GNP per capita) is the gross national income divided by the midyear population, converted to U.S. dollars using the World Bank Atlas method.
2:	Percentage ages 15 and over. Data for Brazil and Venezuela are from 2007 and 2008, respectively. Data for Colombia, Mexico and the United States are from 2009.
3:	Number of infants dying before reaching the age of one year, per 1,000 live births.
4:	Percentage of population living below national poverty line. Data for Brazil and Venezuela are from 2009. Data for Colombia, Mexico and the United States are from 2010.

Sources:    World Bank Group, Development Data Group.

Government and Political Parties

The Republic of Colombia is one of the oldest democracies in the Americas, with regular transitions of power between successive administrations since 1957. In 1991, a popularly elected Constitutional Assembly approved a new Constitution, replacing the Constitution of 1886. The main features of the 1991 Constitution include further governmental decentralization, autonomy of the central bank, increased Congressional powers and the creation of several new public agencies. Colombia continues to be governed as a Presidential Republic.

In the presidential elections that took place on May 30, 2010, Juan Manuel Santos of Partido Social de La Unidad Nacional won the first ballot with 46.6% of the votes, while Antanas Mockus of Partido Verde came in second with 21.5% of the votes. On June 20, 2010, Juan Manual Santos won the second ballot and was elected President of the Republic of Colombia with 69.0% of the votes. President-elect Santos took his oath and assumed the office of the President on August 7, 2010.

On June 16, 2011, the Government’s four-year national development plan entitled “Prosperidad para Todos” or “Prosperity for All” became Law 1450 of 2011. The plan aims to pursue the following goals, among others:

•

Economy: the Government plans to pursue a 6% annual rate of growth. To that end, the Government plans to stimulate growth in five main sectors: infrastructure, agriculture, housing, technology and mining. Additionally, there are plans to reduce taxes in order to promote formal employment growth with the aim of achieving an unemployment rate of under 9% by 2014.

•

Security: the Government plans to continue the internal security policy implemented by the previous administration while at the same time making citizen security one of the Government’s priority objectives. To this end, the Government intends to provide better technology to the public forces in order to further support them in the fight against illegal drug-dealing activity and terrorism.

•	Commercial Relationships: The Government plans to promote exports and technological development, in order to contribute to the competitiveness of domestic industry and boost foreign direct investment.

No assurance can be given that any of these goals will be achieved.

Colombia is divided into 32 departments. Each department is divided into municipalities. Both the governors of the departments and mayors of the municipalities are elected by direct popular vote.

Judicial power is vested in the Corte Constitucional (Constitutional Court), the Corte Suprema de Justicia (Supreme Court of Justice, or Supreme Court), the Consejo de Estado (Council of State), the Consejo Superior de la Judicatura (Supreme Judicial Council), the Fiscalía General de la Nación (National Prosecutor General) and in such lower courts as may be established by law. The function of the Constitutional Court, whose nine members are elected by the Senate for an eight-year term, is to assure that all laws are consistent with the Constitution and to review all decisions regarding fundamental rights. The Supreme Court is the final appellate court for resolving civil, criminal and labor proceedings. The Council of State adjudicates all matters relating to the exercise of public authority or actions taken by the public sector, including the review of all administrative decisions or resolutions that are alleged to contradict the Constitution or the law. The Council of State also acts as advisor to the Government on administrative matters. Supreme Court and Council of State justices are appointed for eight-year terms by their predecessors from a list of candidates provided by the Supreme Judicial Council. The National Prosecutor General, who is appointed for a four-year term by the Supreme Court from a list of three candidates submitted by the President, acts as the nation’s prosecutor. The judicial branch is independent from the executive branch with respect to judicial appointments as well as budgetary matters.

National legislative power is vested in Congress, which consists of a 102-member Senate and a 166-member Chamber of Representatives. Senators and Representatives are elected by direct popular vote for terms of four years. The most recent Congressional elections occurred on March 14, 2010. In the Senate, candidates from Partido Social de la Unidad Nacional, Partido Conservador Colombiano, Partido Liberal Colombiano, Partido de Integracion Nacional, and Partido Cambio Radical won 28, 22, 17, 9, and 8 seats, respectively. In the Chamber of Representatives, Partido Social de La Unidad Nacional, Partido Conservador Colombiano, Partido Liberal Colombiano, Partido Cambio Radical, and Partido de Integracion Nacional won 47, 37, 36, 14, and 12 seats, respectively. Senators are elected on a non-territorial basis, while Representatives are elected on the basis of proportional, territorial representation. To be enacted into law, a bill must be approved by a majority of both houses of Congress. Differences between the two houses of Congress are resolved by a bicameral committee, which drafts a joint bill that is presented to both houses. The Constitution grants the President the right to veto bills passed by

Congress, subject to Congressional override. Upon the signature of all ministers, the President may issue decrees under special circumstances, including a state of external war, significant domestic disruption or economic, social or ecological emergency. In each department, legislative power is vested in departmental assemblies whose members are elected by direct popular vote. At the municipal level, legislative power is vested in municipal councils, which preside over budgetary and administrative matters.

Traditionally, the principal political parties have been the Liberal Party and the Conservative Party. The following table shows the party composition of the Chamber of Representatives and Senate following the elections in the years indicated.

Party Composition of the Colombian Congress(1)

Party	Chamber of Representatives			Senate
	2002	2006	2010	2002	2006	2010
Partido Social de La Unidad Nacional	—	20.5%	28.4%	—	19.6%	28.0%
Liberal	32.0	21.7	21.8	30.6	16.6	17.0
Conservative	7.3	17.6	22.4	9.9	17.7	22.0
Others	60.5	40.2	27.3	59.5	46.1	33.0

	100%	100%	100%	100%	100%	100%

(1)	Totals may differ due to rounding.

Source: Senado (Senate) and Registraduría Nacional del Estado Civil (National Civil Registry).

Internal Security

Guerilla Activity

Guerilla organizations have long been a part of Colombian society. The principal active guerilla organizations are the Fuerzas Armadas Revolucionarias Colombianas (Colombian Revolutionary Armed Forces, or “FARC”) and the Ejército de Liberación Nacional (National Liberation Army, or “ELN”). In many remote regions of the country that have traditionally lacked an effective government presence, the guerillas have exerted influence over the local population. In recent years, many of the guerillas have funded their activities through kidnappings and protection and other services rendered to narcotics organizations. In addition, the guerilla organizations have continued to commit acts of terrorism to draw attention to their causes and have focused much of their activities on the pipeline network owned by Empresa Colombiana de Petróleos (Colombian Petroleum Company, or “Ecopetrol”), the national oil company. Pursuant to the Ley Nacional de Regalías (National Royalties Law) of 1994, Ecopetrol pays a fee, based on the quantity of oil transported and the distance the oil is transported, to the various townships through which its pipelines run. This fee was implemented in order to help align the local communities’ interests with those of Ecopetrol. According to Ecopetrol, there were 11 attacks on Colombia´s oil infrastructure on the Caño Limón Coveñas pipeline in 2007, resulting in $13.9 million in lost revenues, and in 2008 there were 13 attacks which resulted in $11.7 million in lost revenues. In 2009, there were 13 attacks on oil infrastructure which resulted in $8.5 million in lost revenues, and in 2010 there were 12 attacks which resulted in $10.5 million in lost revenues. The numbers of attacks on oil infrastructure on the Caño Limón Coveñas pipeline in 2011 were 32, which resulted in $37.1 million in lost revenues.

Since 1989, the Government has implemented various measures to address the violence associated with the guerilla movements. From 1989 to 1992, as a result of bilateral negotiations, the Movimiento 19 de Abril (the “M-19”), the Ejército Popular de Liberación (Popular Liberation Army or “EPL”), the Partido Revolucionario de los Trabajadores (Workers’ Revolutionary Party) and the Grupo Quintín Lame suspended all guerilla activities, and 6,500 guerillas joined civil society. In order to encourage guerilla groups to respect human rights, in 1994, Colombia enacted legislation incorporating the Second Protocol to the Geneva Convention of 1949 to protect the victims of non-international armed conflicts.

During President Pastrana’s administration (1998-2002), the Government implemented a comprehensive peace initiative as part of the Plan Colombia directed primarily towards the FARC and the ELN. The peace policy focused on negotiations with the armed organizations; increased investment and economic development in conflict areas; and the introduction of social, political and economic reforms designed to improve living conditions, increase access to the political process and equalize the distribution of income. The Plan Colombia has been financed by the Government and by the Fondo de Inversión para la Paz (Peace Investment Fund or Peace Fund), which receives funds from the private sector, foreign governments and international agencies.

Between October 1999 and February 2002, peace talks with the guerilla organizations ceased and resumed several times, and in 2001 the Government and the FARC signed two agreements outlining the negotiation process: the Acuerdo de los Pozos and the Acuerdo de San Francisco. However, on February 20, 2002, President Pastrana announced the suspension of peace negotiations with the FARC and the end of the negotiation zone due to increased violence by the FARC against the civilian population. In 2006, the FARC continued their terrorist and narcotrafficking activities despite the Government’s ongoing military campaign against it. They launched several bombings against military targets in urban areas, including Bogotá. The FARC also targeted numerous rural outposts, infrastructure targets, and political adversaries, and continued kidnappings across Colombia.

In June 2007, 150 members of the FARC were released by the Government, including Rodrigo Granda, one of the higher-ranked combatants captured by the Government, as a unilateral act of the Government and positive gesture toward securing the release of certain nationals and foreigners kidnapped by the FARC. The FARC, however, did not reciprocate and instead insisted on negotiating the terms of an exchange of prisoners within the framework of a demilitarized zone. On August 31, 2007, the Uribe administration (2002-2010) accepted the offer by Venezuelan President Hugo Chávez Frías to mediate in negotiations for the exchange of certain hostages for guerrillas; however, on November 21, 2007, the Government decided to withdraw support for the mediation by President Chavez, citing a breach of protocol. On December 26, 2007, the Government again authorized President Chavez to mediate in the negotiations and approved a plan to liberate three hostages held by the FARC, with the assistance of the International Red Cross, or “IRC”, and under the observation of delegations from Argentina, Brazil, Bolivia, Cuba, Ecuador, France and Switzerland.

On January 10, 2008, two women held captive by the FARC were freed in Guaviare, Colombia. On February 27, 2008, four former members of Congress were freed with the assistance of the IRC after being held captive for six years. On July 2, 2008, a special intelligence operation executed by Colombian armed forces rescued 15 hostages of the FARC. Among those rescued alive were the former presidential candidate, Ingrid Betancourt, three North American citizens and eleven members of military forces. On October 26, 2008, a former congressman escaped from the guerrillas after eight years of captivity with the help of his captor. On March 30, 2010, under the coordination of the IRC and the Armed Forces of Colombia, a member of the police force was freed after more than 12 years of captivity by the FARC.

After unofficial meetings in 1999 between the Government and the ELN, the two sides began formal peace discussions in June 2000, which subsequently ceased and resumed several times. In addition, the Government decided to grant political status to the ELN, an important step in the official negotiation process. However, on May 31, 2002, the Government suspended negotiations with the ELN after the breakdown of the discussions in December 2001. Although Uribe administration officials had met since December 2005 with leaders of the ELN to discuss a possible peace agreement after a cease-fire and end of hostilities, an agreement has not yet been reached. The signature of this agreement will seek to provide humanitarian relief for all the victims of the conflict and to include them in the peace-building process but so far, heads of the organization have not shown a willingness to implement such a political agreement. As of July 31, 2012, no cease-fire had been announced. President Santos has stated that the Government will not begin peace talks with any of Colombia’s armed rebel groups unless a unilateral cease-fire is first declared and all the hostages held are released.

In 2011, 2,051 members of the FARC, ELN and other guerilla organization were captured and 362 were killed during military encounters. In addition 1,527 members of the FARC, ELN and other rebel groups demobilized in 2011, which represents a decrease of 35.9% in demobilization compared to 2010. The Government estimated that in 2011 there were approximately 16,226 members of guerrilla groups, including the FARC, ELN rebels and Bandas Criminales al Servicio del Narcotráfico (Criminal Groups supporting drug traffic or “BACRIM”). With respect to BACRIM, in 2011, 3,812 members were captured and 44 were killed. The Colombian armed forces numbered 281,772 troops as of year-end 2011.

The emergence of so-called “paramilitary” organizations has added to the violence in the country and these groups, whose activities have been condemned by the Government, have shown little respect for human rights or the rule of law. The principal group of paramilitaries is the Autodefensas Unidas de Colombia (Colombian United Self-Defense Group, or “AUC”). On July 15, 2003, leaders of the AUC formally agreed to begin peace negotiations with the Government and announced their intention to demobilize their forces entirely by December 2005. Five divisions of unauthorized paramilitary organizations were dismantled in November and December 2004 under a demobilization plan developed by the Government. The demobilization plan is the result of the Santa Fe de Ralito Agreement that was signed between these paramilitary organizations and the Government on July 23, 2003 and ratified on October 7, 2004, through a public announcement called the “Acto de Fe por la Paz.” Since the start of the Uribe administration through December 31, 2011, 21,463 members of illegal armed groups, including paramilitary organizations, have been demobilized.

Pursuant to Resolution No. 16, passed on January 31, 2005, the Government created a temporary safe zone for the paramilitary group Frente La Mojana in the region of Nueva Esperanza. This resolution began the second phase of demobilization for the group, with the purpose of fostering peace talks between the Government and the paramilitary organizations. The zone was operational from midnight on January 31, 2005 through midnight on February 4, 2005. The demobilization of Frente La Mojana is part of a governmental demobilization program that started in November 2003, and continued a dialogue between the Government and the paramilitary organizations that began in December 2002.

On July 25, 2005, President Uribe approved Law 975 of 2005, known as the Justice and Peace Law, which constitutes the legal framework for future peace talks. This law allows members of illegal groups to demobilize in an individual or collective way, and offers the potential for reduced sentencing and prison terms if the individuals confess their crimes. In 2007, the AUC continued to demobilize under the Justice and Peace Law. More than 32,000 AUC members have demobilized since the Justice and Peace Law became effective in 2005. In December 2006, the Colombian prosecutor’s office began taking sworn confessions from ex-members of the AUC as part of the process under the Justice and Peace Law. Out of 31,671 demobilized paramilitaries, 3,127 were eligible to receive benefits under the the Justice and Peace Law. The Government believes that, as of June 2008, a number of paramilitary organizations had been dismantled. Although some AUC members may have regrouped into criminal organizations after demobilization, the AUC as a formal organization largely has ceased to function.

On December 4, 2007, the Government presented to the Peace Commission within the Chamber of Representatives a draft decree which would grant FARC members the benefits of a humanitarian agreement within the framework of the Justice and Peace Law. In this connection, the draft would authorize a conditional suspension of sentences for the members of rebel groups that demonstrate a willingness to continue in the peace process. On April 4, 2008, Decree No. 1059 was passed pursuant to which FARC members that have been detained may at any time demobilize and receive benefits under the law. On December 13, Decree No. 1059 of 2008 was modified by Decree No. 4619 of 2010 which makes a requirement for the authorities to investigate the criminal situation of any applicant for demobilization.

In 2002, the Uribe administration announced a program, called the Project for Democratic Security, which sought to eradicate the guerilla and paramilitary groups and provide security for all, without discrimination against aggressors. To that end, the Government established a voluntary civilian informant network to combat the insurgent groups. Among other objectives, the Project for Democratic Security also sought to:

•	eliminate obligatory military service once the armed forces have expanded to include 100,000 career soldiers, and thereafter replace conscription with national service for men and women;

•	pass anti-terrorism legislation;

•	increase penalties for crimes and improve the justice system; and

•	support and improve the Plan Colombia.

President Santos’ national development plan, “Prosperity for All,” aims to continue the internal security policy of the Project for Democratic Society of the previous administration.

In February 2007, Colombia’s “Strategy for Strengthening Democracy and Promoting Social Development” was developed as a continuation for Plan Colombia for 2007 through 2013. The main purpose of this strategy is to consolidate the achievements in security for all citizens, peace, development, and war on poverty through five components: war on terrorism and drug trafficking, strengthening justice and promoting human rights, opening markets, comprehensive social development, comprehensive attention to displaced persons and demobilization, laying down weapons, and reintegration.

On June 10, 2011, the President signed into law a Victims Law that aims to compensate victims of the internal conflict since 1985. The law, which uses international standards and principles, has the objective of assuring land restitution and economic compensation for the victims of the internal conflict through the support of different state institutions. The law will be effective for ten years and could be extended by the Congress.

Criminal Activity

The level of criminal activity has generally shown a decreasing trend since the Uribe administration took office in August 2002 and has continued into the Santos administration. In particular, violence and terrorism by guerilla organizations have generally decreased. Incidents of homicide decreased from 17,198 in 2007, to 16,140 in 2008, to 15,817 in 2009 to 15,459 in 2010 and further to 14,746 in 2011. Incidents of kidnapping decreased from 502 in 2007, to 437 in 2008 and further to 213 in 2009, but increased to 282 in 2010 and to 305 in 2011. Incidents of terrorism generally have been declining, although some increases were seen in 2008, 2009 and 2011. There were 387 incidents in 2007, increased to 486 in 2008 and to 489 in 2009 and decreased to 471 in 2010 but increased to 546 in 2011. In April 2012, the Government announced that for the twelve-month period ended April 30, 2012, homicides had decreased by 10.0% and kidnapping had declined by 1.0%, as compared to the corresponding twelve-month period ended April 30, 2011. There can be no assurance, however, that the recent trend in criminal activity will continue in the future.

The Government has taken various steps to combat the activities of producing, processing and trafficking in narcotics and the violence and terrorism that have become associated with such activities since the mid-1980s. Among other measures, the Government has offered bounties for information leading to the capture of certain criminals, increased its spending on military and police forces and improved the effectiveness of the judicial system, in part through raising the salaries of, and providing greater personal security to, judges and prosecutors.

Colombia is also a party to the United Nations Convention Against Illicit Traffic in Narcotic Drugs and Psychotropic Substances. Other components of the Government’s anti-drug program include the following policies:

•	eradicating illicit crops,

•	controlling the raw materials necessary to process coca,

•	providing an alternative livelihood for small coca growers through subsidies and other means,

•	destroying drug processing and distribution operations, and

•	arresting and prosecuting drug traffickers.

From January to December 2011, 103,302 hectares of illicit cocaine crops were sprayed as compared to 101,940 hectares during the same 12 month period ended December 2010.

Law 793 of 2002 permits the Government to initiate judicial proceedings to acquire assets obtained through illicit means or used in the furtherance of illegal activities. In 1997, the Constitution was amended to permit extradition of Colombian citizens accused of criminal activity abroad. Although drug trafficking activities and acts of violence and terrorism continue to occur, in the recent past the Government has been successful in largely dismantling the “Cali” and “Medellín” cartels.

Decree 472, enacted in 1996, created the Plan Nacional de Desarrollo Alternativo (National Plan of Alternate Development). It seeks to remove, voluntarily, peasants and indigenous communities from activities related to the cultivation of illicit drug crops, through the introduction of sustainable and competitive alternative livelihoods for them. The program is currently established in 96 Colombian municipalities. In an effort to improve the program’s results, the Uribe administration announced in 2003 a program called “Familias Guardabosques” with the aim of paying 51,000 peasant families Ps. 3.6 million per year to cease cultivating illicit drug crops and instead assist in the restoration of national forests. From 2003 to 2011, 122,991 families have been linked to the plan. In this period, the Government has invested Ps. 1,090 billion to this program. The United States provides assistance to Colombia to support its efforts to combat illegal drug-related activities. The aid package to Colombia in July 2000 included American-supplied helicopters and U.S. military trainers to assist Colombia in its anti-drug operations. In August 2002, however, the U.S. President signed anti-terrorism legislation that, in a policy shift, authorizes Colombia to use the military equipment and U.S.-trained Colombian soldiers directly against the rebels and paramilitary groups. From 2002 through 2006, the United States provided Colombia with $2.9 billion for military and police assistance programs and $653.6 million for economic and social assistance programs. In 2007, the United States provided Colombia with $619.5 million for military and police assistance programs and $149.7 million for economic and social assistance programs. In 2008, the United States provided Colombia with $402.1 million for military and police assistance programs and $251.5 million for economic and social assistance programs. In 2009, the United States provided Colombia with $439.0 million for military and police assistance and $254.5 million for economic and social assistance programs. In 2010, the United States provided Colombia $434.2 million for military and police assistance and $244.0 million for economic and social assistance programs. In 2011, the United States provided Colombia $328.4 million for military and police assistance and $213.7 million for economic and social assistance programs. Colombian government programs that have received U.S. aid include the Colombia National Police Project, the Colombia Military Project, the Narcotics Interdiction Project, the Alternative Development Program, the Democracy Project, the Vulnerable Groups Project, the Promotion of the Rule of Law Project and the Program of Development and Support. In addition, in August 2003, the U.S. President authorized the U.S. Department of State to resume assistance to Colombia in implementing an “Airbridge Denial Program” against civil aircraft suspected of trafficking in narcotics. The previous interdiction program was suspended in April 2001.

On October 30, 2009, the Government signed an agreement of cooperation and technical assistance on defense and security with the United States which included, among other provisions, the use by the United States of seven military bases in Colombia for drug interdiction. The Government, working under the assumption that such agreement was only a complement of other bilateral and multilateral cooperation agreements signed between Colombia and the United States, believed that the agreement would be effective without approval of Congress and without review by the Constitutional Court. After the agreement was signed, however, certain Colombian citizens filed a petition before the Constitutional Court claiming that the agreement was invalid because it was subject to the formal approval procedure for international treaties. On August 17, 2010, the Constitutional Court held that the agreement was in the nature of an international treaty and as such was subject to the formal procedure of approval by Congress and declared the agreement without effect under Colombian law until Congress follows the required procedures. The Government accepted the Constitutional Court’s decision and has not announced any plans to present the agreement to Congress.

The United States, however, conditions its assistance on the periodic determination as to the effectiveness of Colombia’s efforts. On September 15, 2005, pursuant to U.S. law requirements, the President of the United States issued a presidential determination listing the 20 nations deemed to be major drug transit or major illicit drug-producing countries for fiscal year 2006. Although Colombia was included in the “major list,” the President of the United States determined that Colombia did not “fail demonstrably” during the previous 12 months to make substantial efforts to adhere to international counternarcotics agreements and take certain counternarcotics measures set forth in U.S. law. The White House Office of National Drug Control Policy and the Bureau for International Narcotics and Law Enforcement Affairs have highlighted the great progress made by Colombia in fighting drug-crop cultivation and drug trafficking.

As long as the Annual Presidential Determinations for Major Illicit Drug Producing and Drug-Transit Countries is released by the U.S. Department of State, an evaluation of whether Colombia is a member of the “majors list” will be released. As of July 31, 2012, Colombia remains on the “majors list” for United States’s fiscal year 2012, but is still considered certified by the President of the United States, due to the substantial efforts of its government to adhere to its obligations under international counter narcotics agreements. In the event of a future decertification of Colombia, unless the U.S. President waives the effects that a decertification would have under

U.S. law, all United States assistance (other than certain counternarcotics and humanitarian assistance) to Colombia would be suspended and the United States would be obligated to vote against all loans and other assistance to Colombia by multilateral development banks. In addition, the United States could, but would not be obligated to, impose economic sanctions on Colombia, such as the withdrawal of certain trade preferences. The decertification of Colombia in 1996, 1997 and 1998 did not have a material adverse effect on the country, but no assurance can be given that a future decertification would not have this effect. On August 3, 2005, the U.S. Department of State announced that Colombia had met the criteria related to human rights set forth by the United States, which certification has not been withdrawn. These certifications ensure continued aid from the United States. Various other countries have programs to provide assistance to Colombia to reduce illegal drug-related activities.

The Government anticipates that continued large expenditures on security and justice will be necessary over the medium term to fight narcotics-related crime. The Government has in the past funded a portion of its increased security and justice expenditures through special taxes imposed on certain sectors, such as the petroleum industry. No official studies have been published regarding, and private studies vary widely in their assessment of, the effect on the Colombian economy of narcotics trafficking and drug-related violence, including their effect on Colombia’s balance of payments, foreign investment flows and the allocation of productive activity. See “Foreign Trade and Balance of Payments—Foreign Investment.”

Other Domestic Initiatives

On December 30, 2005, a law was enacted that seeks to attract investors by setting the income tax rate at 15% for users of “Industrial Free Zones” and eliminating the special tax rate for dividends and profit sharing received by foreigners. The law became effective on January 1, 2007. In addition, on December 27, 2006, Congress approved Law 1111 of 2006 which reduces the income tax rate from its previous level of 38.5% to 34.0% for 2007 and to 33.0% for 2008. On June 16, 2010, Congress increased the tax rate for nationally produced beer from 3% to 14%. Additionally, Congress levied a surcharge of 10% on the consumption of cigarettes and processed tobacco.

The Government reformed the pension system effective June 20, 2005 to preserve and increase the Social Security System reserves. Under the pension reform, women who were 35 years or older as of 1993 and men who were 40 years or older as of 1993, or who had been working for more than 15 years, and who have made contributions for more than 750 weeks will maintain special pension benefits until 2014. Other eligible employees, who contributed fewer than 750 weeks, will maintain their special pension benefits only until 2010. Additionally, the reform eliminates one of the 14 annual payments made to retired workers. The Government estimates that approximately 220,000 employees will not be able to retain their special pension benefits under the pension reform.

A capital markets reform bill was approved by Congress in July 2005 and became Law 964 of 2005. Law 964 seeks to modernize the regulatory framework for Colombia’s capital markets in order to, among other matters, foster growth in capital markets activity, provide a broader range of financing alternatives than has been traditionally available and promote increased access to the capital markets by Colombian and international investors. On May 30, 2011, the “Mercado Integrado Latinoameircano” (MILA) began its operations. This project involves the integration of technology platforms of the Colombian, Chilean and Peruvian stock markets. The MILA, allows investors to carry out cash transactions on investments in shares listed in the Bolsa de Valores de Colombia (BVC), Bolsa de Comercio de Santiago (BCS) and Bolsa de Valores de Lima (BVL), involving the three securities depositaries, DECEVAL (Déposito Centralizado de Valores de Colombia), CAVALI (Registro Central de Valores y Liquidaciones) and the Central Securities Depository (CSD) of Colombia, Peru and Chile, respectively. The main objective of the integration is to develop the capital markets by offering to investors a wider range of securities and to issuers larger funding sources. The creation of MILA is expected to diversify, expand and improve the attractiveness of trading of securities in the three countries for both domestic and international investors.

The Law of Legal Stability for Investors was passed by Congress on July 8, 2005. This law is intended to protect investors and facilitate access to the Colombian financial markets, with the purpose of increasing national and foreign investment. The goals of the law are to modernize regulation, provide liquidity to the market and increase its transparency.

From June 6, 2006 to June 13, 2006, the Indice General de la Bolsa de Colombia (Colombian Stock Exchange Indicator, or “IGBC”) dropped by 31%, including a 10.5% drop on June 12, 2006. Following these events, the Government repealed Decree 4210 of 2004, thereby lifting the restriction on foreign investors that required their portfolio investments to remain in Colombia for at least one year. This action was taken in order to increase demand in the domestic fixed income and equity markets. See “Monetary System—Foreign Exchange Rates and International Reserves” for more information on other measures taken by the Government to control appreciation of the peso.

On July 14, 2007, the Government’s four-year national development plan entitled “Estado Comunitario: Desarrollo para Todos” was enacted. The plan seeks to increase annual real GDP growth to not less than 5% annual GDP growth and to reduce the unemployment rate and the public sector deficit through economic growth incentives. The plan, as enacted, calls for total expenditures of Ps. 228.6 trillion; Ps. 130.2 trillion has been earmarked for social programs, including building low-income housing, protecting the social security system and widening the access to financial services for those who do not currently have access to it; Ps. 66.5 trillion will be spent for infrastructure projects in order to increase competitiveness and productivity in the country and address the challenges brought by trade agreements; Ps. 45.6 trillion will be invested in education programs that seek to strengthen human capital formation through periodic quality assessments; and Ps. 13.6 trillion will be spent on developing a defense policy and the democratic security of government. As part of its goal to reduce the fiscal deficit and modernize the country, the plan also contemplates reductions in the public sector workforce. It is contemplated that 66.4% of the total expenditures under the plan will be funded by the Central Government (34.6% under the budget for investments and 31.8% under the budget allocated to departments, districts and municipalities), 8.3% will be funded through new financings and 25.3% will be funded by the private sector.

In July 2008, the Constitutional Court issued a decision requiring that the Government undertake a series of remedial actions regarding the current health system. These actions were to be carried out on a timetable proposed by the Government that would fulfill the obligation to equalize the benefits under the Plan Obligatorio de Salud (POS), a compulsory health insurance system for individuals that are formally employed or earn more than twice the minimum wage, and the Plan Obligatorio de Salud Subsidiado (POSS), a subsidized health plan. In December 2009, the Government declared a state of social emergency, which allows the President to issue decrees solely related to the state of emergency and temporarily suspend laws incompatible with the state of emergency. In January 2010, the President issued a set of decrees in order to comply with the Constitutional Court decision. On April 16, 2010, the Constitutional Court declared the state of emergency and the decrees issued under it unconstitutional. On July 12, 2010, the President signed the Health Resources Law. This law ensures additional resources for the health system by between Ps. 3.5 and Ps. 3.6 trillion. The principal provisions of the law are as follows: (i) an increase in value added tax rates for beer, cigars, gambling and liquor; (ii) the authorization to use transfers from the Government to the departments and municipalities to equalize the benefits under Plan Obligatorio de Salud and Plan Obligatorio de Salud Subsidiado; and (iii) implementation of measures that are intended to reduce evasion and avoidance of the required contributions to the health system.

On January 19, 2011, the president signed into law the Health Reform Law that provides more resources to the health system (Ps.1.5 trillion per year). The Government will contribute Ps.1.0 trillion from the national budget and other resources are expected to come from the Family Compensation Funds (a non-governmental agency that pays social security subsidies), municipalities and departments, among others. The law will also order periodic updates to the public health insurance plans in order to make them consistent with the epidemiological profile of the population, limiting and rationalizing the type of treatments and drugs that are included in the insurance plans.

Foreign Affairs and International Organizations

Colombia has established diplomatic relationships with 185 countries. Colombia is a member of the United Nations, the IMF and the International Bank for Reconstruction and Development (the “World Bank”). On a regional level, Colombia is a member of the Organization of American States (OAS), the Organization of Caribbean States, the Inter-American Development Bank (“IADB”), the Caribbean Development Bank, the Latin American Economic System, the Association of Caribbean States, the Economic Commission for Latin America and the Caribbean, Corporación Andina de Fomento, a multilateral development bank referred to as CAF, the Andean Parliament and the Andean Development Bank. Colombia is also a party to several trade and commodity agreements, including the Andean Community of Nations (formerly known as the Andean Pact), the Latin American Integration Association, the Union of Banana Exporting Countries, the International Sugar Association and the World Trade Organization. Colombia also has free trade agreements with the United States, Canada, Chile, El Salvador, Guatemala, Honduras and Switzerland.

The Andean Community of Nations, referred to herein as the Andean Community, which was designed to create a five-nation free-trade zone, was revived in 1991. Pursuant to this agreement, Colombia, Venezuela, Peru, Ecuador and Bolivia implemented common external tariffs in 1995. In August 1997, the Andean Community members initiated a program to reduce the common external tariffs by 2005. In 2002, the Andean Community approved a new common external tariff that was scheduled to take effect on May 10, 2004. The Commission of the Andean Community decided to postpone, on several occasions, the initial effective date of the common external tariff due to the lack of agreement among members on the time frame and the criteria to apply to the common external tariff. Through Decision 535, the Commission of the Andean Community suspended the effective date of the common external tariff that was initially set for January 31, 2007 until July 20, 2008. Since July 2, 2008, the Andean Community Commission has enacted several decisions suspending the application of Decision 535, the latest of which, Decision 771, suspends the application of the common external tariff until December 31, 2014.

Since 1995, Colombia had also been a party to a trade pact with Venezuela and Mexico. On April 22, 2006, Venezuela formally announced its intention to withdraw from the Andean Community and, in May 2006, Venezuela announced its withdrawal from the trade pact with Mexico and Colombia. On August 9, 2006, Venezuela signed with the member countries of the Andean Community a Memorandum of Understanding which gives effect to the existing common external tariffs among the Andean Community. See “Foreign Trade and Balance of Payments—Foreign Trade—Geographic Distribution of Trade.”

On April 5, 2004, the Andean Community concluded a free trade agreement with Mercosur, the free trade association formed by Argentina, Brazil, Paraguay and Uruguay. This agreement, which was reached at a summit of the two trading blocks in July 2004, created a South American free trade area, which is expected to encourage positive economic benefits for the entire region. On October 18, 2004, an economic agreement was signed among Argentina, Brazil, Paraguay and Uruguay, each members of Mercosur, and the governments of Colombia, Ecuador and Venezuela, then members of the Andean Community. On August 3, 2005, another economic agreement was signed among Mexico, Venezuela and Colombia to promote trade among the parties, increase opportunities for investment, protect intellectual property rights and promote an environment of fair competition among the parties. In July 2006, Venezuela signed a Protocol of Adhesion to join Mercosur. Venezuela gained full membership in Mercosur effective July 31, 2012 and its full integration is currently ongoing. On September 20, 2006, Chile was granted the status of Associate Member Country of the Andean Community.

On July 28, 2009, as a result of allegations made by President Uribe concerning weapons delivery from the Venezuelan Army to the FARC, President Hugo Chávez of Venezuela announced the suspension of diplomatic relations with Colombia, the withdrawal of Venezuela’s ambassador from Colombia and the review of all economic agreements between the nations. On August 8, 2009, President Chávez ordered the return of Venezuela’s top diplomat to Colombia but expressed disagreement over President Uribe’s decision to permit U.S. military personnel to use military bases in Colombia.

In 2009, due to the commercial restrictions imposed by the Venezuelan government, Colombian exports to Venezuela decreased by 33.5% from $6,092 million in 2008 to $4,050 million in 2009. The effect of the decrease in exports to Venezuela is estimated at 1% of GDP for 2009.

On July 22, 2010, the Colombian permanent representative to the OAS alleged before the OAS permanent council that illegal armed groups from Colombia were present in Venezuelan territory. The allegation was rejected by the Venezuelan permanent representative and a disruption in the diplomatic relations with Colombia was declared by Venezuela.

On August 10, 2010, after a meeting held in Santa Marta, Colombia, President Santos and President Chavez announced the reestablishment of diplomatic and commercial relations between the two countries. In a joint declaration, the presidents announced the creation of five bilateral commissions for the review of the following issues: trade and debt of Venezuela with Colombian exporters; economic cooperation; social investment in their frontiers; joint infrastructure development; and security. For further discussion of trade relations between Colombia and Venezuela, please see “Foreign Trade and Balance of Payments—Foreign Trade.”

In October 2002, Colombia became eligible to participate in the Andean Trade Promotion and Drug Eradication Act, or ATPDEA, a U.S. law that extended the unilateral tariff preferences accorded the Andean countries through the Andean Trade Preference Act to certain new products, such as apparel made with regional fabrics, footwear, leather goods, petroleum and watches. In 2009, Colombian exports to the United States through ATPDEA totaled approximately $5.6 billion, a decrease of 23.8% compared with exports in the amount of $7.3 billion in 2008. In 2010, Colombian exports increased to $9.8 billion from $5.6 billion in 2009. The main products exported to the United States through ATPDEA were oil and flowers. The exports of oil fuel and crude totaled approximately $6.7 billion, showing an increase of 42.9% compared to the prior year. For a further discussion of this legislation, see “Foreign Trade and Balance of Payments—Foreign Trade.” The ATPDEA expired on February 15, 2011.

On February 27, 2006, the United States and Colombia concluded negotiations on a free trade agreement that seeks to eliminate tariffs and other barriers to goods and services and expand trade between the two countries. Following the expiration of the ATPDEA, the Government concentrated its efforts on obtaining final approval for the free trade agreement by the U.S. Congress after having obtained approval by the Colombian Congress in June 2007. In April 2011, Colombia developed a “Plan Nacional de Acción” or “National Plan of Action” that contains provisions to address issues raised by the U.S. Congress relating to, among others, worker protections and workers’ rights. See “Foreign Trade and Balance of Payments—Foreign Trade—Geographic Distribution of Trade.”

On October 12, 2011, the Congress of the United States approved the free trade agreement between Colombia and the United States, which President Obama signed into law on October 21, 2011. The implementation phase in Colombia was intended to verify that the agreement is consistent with Colombia’s legal system. Thereafter, the two governments exchanged diplomatic notes at the Summit of the Americas in Cartagena, and the free trade agreement entered into force on May 15, 2012.

On January 24, 2009, President Uribe and President Chávez of Venezuela agreed to establish a fund to provide financing for small and medium enterprises in either Colombia or Venezuela. The fund initially had $200 million available for financing, with each country contributing $100 million.

ECONOMY

Gross Domestic Product

Real GDP grew by 6.9%, 3.5%, 1.7 and 4.0% in 2007, 2008, 2009 and 2010, respectively. In 2011, real GDP grew by an estimated 5.9%.

The following factors contributed to a higher GDP growth in 2011:

•	better performance in gross fixed capital formation;

•	an increase in civil works;

•	increased private consumption; and

•	low interest rate environment and strong consumer confidence.

The services sector has traditionally been the largest sector of the Colombian economy. In 2011, it increased by an estimated 5.2% in real terms and represented an estimated 53.9% of GDP. The next largest sector, the manufacturing sector, increased by 3.9% in real terms in 2011 and accounted for an estimated 12.6% of GDP in 2011. The retail, restaurants and hotels category increased by 5.9% in real terms in 2011 and represented approximately 12.0% of GDP in 2011. Agriculture, livestock, fishing, forestry and hunting have also traditionally played an important role in the Colombian economy. Production in this sector increased by 2.2% in real terms in 2011, and the sector accounted for an estimated 6.3% of GDP in 2011. The transportation, storage and communications category increased by 6.9% in real terms in 2011 and accounted for an estimated 7.4% of GDP in 2011. Construction activity grew by an estimated 5.7% in real terms in 2011 and accounted for an estimated 6.1% of 2011 GDP. The financial services category grew by an estimated 11.8% in real terms in 2011 and accounted for an estimated 4.8% of GDP in 2012. Mining (including oil), increased by 14.3% in real terms in 2011 and represented an estimated 7.7 % of GDP in 2011. Electricity, gas and water grew by 1.8% in real terms in 2011 and represented 3.5% of 2011 GDP.

Gross fixed public investment, representing approximately 2.5% of 2011 GDP, increased by an estimated 9.9% in real terms in 2011 following a 16.7% decrease in 2010. Gross fixed private investment, representing 24.1% of GDP in 2011, increased by an estimated 17.4% in real terms in 2011 as compared to a7.6% increase in real terms in 2010. In 2011, public consumption increased by an estimated 2.6% in real terms, following an increase of 5.5% in 2010 and represented an estimated 16.0% of 2011 GDP. Private consumption grew by an estimated 6.5% in real terms in 2011, following positive real growth of 5.0% in 2010, and accounted for an estimated 66.0% of 2011 GDP.

The Government’s projection for GDP performance for 2012 is 4.8%. No assurance can be given, however, that this projection will be reached.

The following tables set forth real GDP and demand as well as the composition and annual percentage growth rates of real GDP and demand, for the five years ended December 31, 2011.

Real GDP and Demand

	2007		2008		2009		2010(1)		2011(1)		2011(1)
	(millions of constant 2005 pesos)										(millions of current pesos)
GDP	Ps.	387,983,000	Ps.	401,744,000	Ps.	408,379,000	Ps.	424,719,000	Ps.	449,900,000	Ps.	615,772,000
Add: Imports of Goods and Services		87,422,000		96,580,000		87,744,000		96,949,000		117,809,000		123,930,000

Total Supply of Goods and Services		475,405,000		498,324,000		496,123,000		521,668,000		567,709,000		739,702,000
Less: Exports of Goods and Services		66,542,000		69,522,000		67,544,000		68,415,000		76,240,000		116,703,000

Total Domestic Supply	Ps.	408,757,000	Ps.	428,159,000	Ps.	429,257,000	Ps.	453,290,000	Ps.	491,421,047	Ps.	622,999,000

Allocation of Domestic Demand Consumption
Private Consumption	Ps.	255,171,000	Ps.	264,086,000	Ps.	265,585,000	Ps.	278,829,000	Ps.	296,953,000	Ps.	379,866,000
Public Consumption		60,931,000		62,924,000		66,619,000		70,307,000		72,159,000		98,562,000

Total Consumption		316,101,000		327,007,000		332,271,000		349,225,000		369,480,000		478,428,000
Gross Fixed Investment
Private Investment(2)		80,349,706		88,864,118		85,792,656		92,312,928		108,350,934		122,462,792
Public Investment(2)		10,032,294		10,426,882		12,222,344		10,181,072		11,194,066		18,196,924

		90,382,000		99,291,000		98,015,000		102,494,000		119,545,000		141,415,000
Changes in Inventory		2,999,000		2,130,000		1,557,000		(1,129,000)		1,527,000		3,156,000
Total Domestic Demand	Ps.	475,299,000	Ps.	497,681,000	Ps.	496,801,000	Ps.	521,705,000	Ps.	567,661,047	Ps.	739,702,000

Totals may differ due to rounding,

1:	Preliminary figures.
2:	Investment is defined as gross fixed capital formation plus changes in inventory.

Source:    DANE

	Percentage of GDP(1)					Real Growth Rate(1)
	2007	2008	2009	2010(2)	2011(2)	2007	2008	2009	2010(2)	2011(2)
GDP	100.0%	100.0%	100.0%	100.0%	100.0%	6.9%	3.5%	1.7%	4.0%	5.9%
Add: Imports of Goods and Services	22.5%	24.0%	21.5%	22.8%	26.2%	14.0%	10.5%	(9.1)%	10.5%	21.5%
Total Supply of Goods and Services	122.5%	124.0%	121.5%	122.8%	126.2%	8.1%	4.8%	(0.4)%	5.1%	8.8%
Less: Exports of Goods and Services	17.2%	17.3%	16.5%	16.1%	16.9%	6.9%	4.5%	(2.8)%	1.3%	11.4%
Total Domestic Supply	105.4%	106.6%	105.1%	106.7%	109.2%	8.3%	4.7%	0.3%	5.6%	8.4%

Allocation of Domestic Demand
Consumption
Private Consumption	65.8%	65.7%	65.0%	65.7%	66.0%	7.3%	3.5%	0.6%	5.0%	6.5%
Public Consumption	15.7%	15.7%	16.3%	16.6%	16.0%	6.0%	3.3%	5.9%	5.5%	2.6%
	81.5%	81.4%	81.4%	82.2%	82.1%	7.0%	3.5%	1.6%	5.1%	5.8%
Gross Fixed Investment
Private Investment(3)	20.7%	22.1%	21.0%	21.7%	24.1%	14.5%	10.6%	(3.5)%	7.6%	17.4%
Public Investment(3)	2.6%	2.6%	3.0%	2.4%	2.5%	13.7%	3.9%	17.2%	(16.7)%	9.9%

	23.3%	24.7%	24.0%	24.1%	26.6%	14.4%	9.9%	(1.3)%	4.6%	16.6%
Changes in Inventory	0.8%	0.5%	0.4%	(0.3)%	0.3%	58.8%	(29.0)%	(26.9)%	(172.5)%	(235.3)%
Total Domestic Demand	122.5%	123.9%	121.7%	122.8%	126.2%	8.1%	4.7%	(0.2)%	5.0%	8.8%

Totals may differ due to rounding.

1:	Calculated using constant 2005 pesos.
2:	Preliminary figures.
3:	Investment is defined as gross fixed capital formation plus changes in inventory.

Source:    DANE

Principal Sectors of the Economy

The following table sets forth the composition of Colombia’s GDP by economic sector, in constant pesos and percentage terms, for the five years ended December 31, 2011.

Real GDP by Sector

	2007		% of Total	2008		% of Total	2009		% of Total	2010(1)		% of Total	2011(1)		% of Total
	(millions of constant 2005 pesos and as a percentage of GDP)
Agriculture, Livestock, Fishing, Forestry and Hunting
Coffee	Ps.	3,349,000	0.8%	Ps.	2,983,000	0.7%	Ps.	2,362,000	0.6%	Ps.	2,631,000	0.7%	Ps.	2,336,000	0.5
Other Agriculture and Livestock		23,026,000	5.9		23,260,000	5.8		23,641,000	5.8		23,632,000	5.4		24,578,000	5.5
Fishing, Forestry and Hunting		1,579,000	0.4		1,599,000	0.4		1,565,000	0.4		1,549,000	0.4		1,569,000	0.3

Total Agriculture		27,954,000	7.1		27,849,000	6.9		27,666,000	6.8		27,932,000	6.5		28,539,000	6.3
Manufacturing Industry		55,051,000	14.5		55,332,000	13.9		53,045,000	13.0		54,580,000	13.9		56,690,000	12.6
Mining(2)		22,217,000	6.0		24,362,000	7.6		27,062,000	6.6		30,384,000	8.1		34,723,000	7.7
Electricity, Gas and Water		14,947,000	3.8		15,021,000	3.7		15,302,000	3.7		15,492,000	4.0		15,770,000	3.5
Construction		22,982,000	6.4		25,009,000	6.9		26,326,000	6.4		25,868,000	7.4		27,332,000	6.1
Services
Transportation, Storage and Communications		28,614,000	7.1		29,925,000	6.6		29,511,000	7.2		30,981,000	6.3		33,109,000	7.4
Retail, Restaurants and Hotels		47,119,000	12.1		48,597,000	11.6		48,440,000	11.9		50,911,000	11.6		53,907,000	12.0
Financial Services		16,879,000	4.1		18,437,000	4.5		19,034,000	4.8		19,231,000	4.5		21,492,000	4.8
Housing		32,552,000	8.3		33,457,000	8.0		34,634,000	8.2		35,863,000	8.1		36,904,000	8.2
Services to Companies except Financial Services and Housing		24,634,000	6.4		25,559,000	6.3		26,194,000	6.1		27,087,000	6.1		28,506,000	6.3
Public Administration and Defense		32,396,000	8.3		33,265,000	8.3		35,262,000	8.6		37,216,000	8.7		37,893,000	8.4
Education		7,459,000	1.9		7,537,000	1.8		7,637,000	1.9		7,774,000	1.9		7,916,000	1.8
Social and Health		7,986,000	2.1		8,223,000	2.0		8,525,000	2.1		8,934,000	2.1		9,372,000	2.1
Recreation, Cultural, Sports and Other Services		8,525,000	2.1		8,917,000	2.1		9,088,000	2.0		9,598,000	2.0		10,405,000	2.3
Domestic Services		3,057,000	0.8		3,041,000	0.7		3,097,000	0.7		3,146,000	0.7		3,122,000	0.7

Total Services		209,159,000	53.9		216,840,000	54.0		221,328,000	54.2		230,625,000	54.3		242,513,000	53.9
Plus: Duties and Tariffs on Imports		35,762,000	9.2		37,297,000	9.3		36,662,000	9.0		39,005,000	9.2		43,224,000	9.6

Real GDP	Ps.	387,983,000	100%	Ps.	401,744,000	100%	Ps.	408,379,000	100%		Ps. 424,719,000	100%		Ps. 449,900,000	100%

Totals may differ due to rounding.

1:	Preliminary figures.
2:	Includes petroleum.

The following table sets forth the annual change in Colombia’s real GDP by sector for the five years ended December 31, 2011.

Real GDP Growth by Sector(1)

	2007	2008	2009	2010(2)	2011(2)
Agriculture, Livestock, Fishing, Forestry and Hunting
Coffee	5.4	(10.9)	(20.8)	11.4	(11.2)
Other Agriculture and Livestock	3.7	1.0	1.6	0.0	4.0
Fishing, Forestry and Hunting	3.4	1.3	(2.1)	(1.0)	1.3
Total Agriculture	3.9	(0.4)	(0.7)	1.0	2.2
Manufacturing Industry	7.2	0.5	(4.1)	2.9	3.9
Mining(3)	1.5	9.7	11.1	12.3	14.3
Electricity, Gas and Water	4.1	0.5	1.9	1.2	1.8
Construction	8.3	8.8	5.3	(1.7)	5.7
Services
Transportation, Storage and Communications	10.9	4.6	(1.4)	5.0	6.9
Retail, Restaurants and Hotels	8.3	3.1	(0.3)	5.1	5.9
Financial Services	13.5	9.2	3.2	1.0	11.8
Housing	3.7	2.8	3.5	3.5	2.9
Services to Companies except Financial Services and Housing	6.9	3.8	2.5	3.4	5.2
Public Administration and Defense	5.7	2.7	6.0	5.5	1.8
Education	3.9	1.0	1.3	1.8	1.8
Social and Health	2.9	3.0	3.7	4.8	4.9
Recreation, Cultural, Sports and Other Services	6.5	4.6	1.9	5.6	8.4
Domestic Services	2.7	(0.5)	1.8	1.6	(0.8)
Total Services	7.2	3.7	2.1	4.2	5.2
Plus: Duties and Tariffs on Imports	11.6	4.3	(1.7)	6.4	10.8
Real GDP	6.9	3.5	1.7	4.0	5.9

Totals may differ due to rounding.

1:	Calculated using constant 2005 pesos.
2:	Preliminary figures.
3:	Includes petroleum.

Source:     DANE.

Agriculture, Livestock, Fishing, Forestry and Hunting

Colombia’s tropical climate and range of altitudes are conducive to a wide variety of agriculture. Coffee, sugarcane, flowers, bananas, potatoes and plantains have traditionally been considered the most important products. In 2011, the combined sectors of agriculture (including coffee), livestock, fishing, forestry and hunting (the “total agriculture” sector) comprised, in the aggregate, an estimated 6.3% of total GDP. Total agriculture sector production increased by an estimated 2.2% in real terms in 2011, compared to a 1.0% increase in 2010. The non-coffee agricultural and livestock sector accounted for an estimated 5.5% of GDP in 2011, increasing by an estimated 4.0% in 2011, as compared to 0.0% real growth in 2010. In 2011, the fishing, forestry and hunting sector comprised 0.3% of GDP, increasing by an estimated 1.3% in real terms, after a real decrease of 1.0% in 2010.

Coffee production (excluding coffee processing) represented 0.5% of GDP in 2011, decreasing by an estimated 11.2% in real terms, as compared with an increase of 11.4% in 2010. The decrease in coffee production was mainly due to negative changes in weather conditions and the implementation of a plant renovation program by several coffee producers.

The National Coffee Fund stabilizes domestic coffee prices. The fund is a trust account created by law for the primary purpose of stabilizing the coffee grower’s income by reducing the volatility caused by international prices. The fund is managed by the National Coffee Growers’ Committee, which is made up of representatives of coffee producers, the Minister of Finance and Public Credit, the Minister of Agriculture and Rural Development, the Minister of Commerce, Industry and Tourism and the Director of the National Planning Department. This committee, subject to the veto right by the Minister of Finance and Public Credit, periodically establishes an internal coffee price paid to local growers. To the extent that export prices, adjusted for transportation and insurance costs, exceed or fall below the established internal price for coffee, the National Coffee Fund accumulates a surplus or deficit. In 2007, the fund registered a fiscal deficit of Ps. 203 billion. The deficit in 2007 was mainly due to the appreciation of the peso, which reduced the value of exports in peso terms. In 2008, the fund registered a fiscal surplus of Ps. 223 billion as a result of higher sales and the price of coffee in the international markets. In 2009, the fund registered a deficit of Ps. 102 billion due mainly to a reduction of 25.9% in coffee contributions and taxes. During 2010, the fund registered a fiscal deficit of Ps. 368 billion due to an increase of 14.5% in total expenses caused by higher commercial operation expenses in the form of coffee purchases. In 2011, the fund registered a fiscal surplus of Ps. 232 billion as a result of an increase in sales. The weighted average price of coffee exported by Colombia increased by 35.0% in 2011, from $2.10 per pound in 2010 to $2.84 per pound in 2011. Coffee exports accounted for 4.6% of total merchandise exports in 2011, maintaining the 2010 level.

The Government developed a Ps. 100 billion credit line for the agricultural sector in 2000, through the use of new “agricultural reactivation funds.” Banco Agrario (the successor to the liquidated Caja Agraria) made disbursements of Ps. 1.8 trillion in 2007, Ps. 1.3 trillion in 2008, Ps. 1.0 trillion in 2009, Ps. 312 billion in 2010 and Ps. 387 billion in 2011, ending the year with a total loan portfolio of Ps. 6.3 trillion, as compared to a total portfolio of Ps. 5.9 trillion on December 31, 2010, Ps. 5.6 trillion on December 31, 2009 and Ps.4.6 trillion on December 31, 2008.

Fondo para el Financiamiento del Sector Agropecuario (“Finagro”), acting in its capacity as a rediscount bank, extended approximately Ps. 3,073.1 billion of loans to rural producers during 2007, an increase of 29.4% in nominal terms in relation to 2006. In 2008, the loans totaled Ps. 3,035.9 billion, a decrease of 1.2% in relation to 2007. In 2009, the loans totaled Ps. 3,923.5 billion, an increase of 29.2% in relation to 2008. In 2010, the loans totaled Ps. 4,182.0 billion, an increase of 6.59% in relation to 2009. In 2011, the loans totaled Ps. 5,473.10 billion, an increase of 30.9% in relation to 2010.

Manufacturing

Manufacturing sector production increased by 3.9% in 2011 and accounted for an estimated 12.6% of 2011 GDP. Six categories within the manufacturing sector showed decreases in 2011, while nineteen sectors showed positive real growth. The largest decreases within the manufacturing sector were registered by coffee products and threshing (which showed a 7.7% real decrease); paper and pasteboard (which showed a 2.9% real decrease); furniture and related products (which showed a 1.6% real decrease) and wood, cork and straw products (which showed a 1.2% real decrease). The categories that experienced the largest increases were transportation equipment (which showed a 15.9% real increase); sugar (which showed a 12.8% real increase); and apparel (which showed an 11.0% real increase).

The following table summarizes the composition of industrial sector output and sets forth the rates of real growth for each sector for the periods indicated.

Composition and Real Growth of the Manufacturing Sector(1)

	Percentage of Total(1)					Percent Growth(1)
	2007	2008	2009	2010(2)	2011(2)	2007	2008	2009	2010(2)	2011(2)
Beef and Fish	2.1%	2.4%	2.3%	2.3%	2.3%	7.1%	5.6%	(0.6)%	0.2%	5.8%
Oils, Fats, Cocoa and other Food Products	3.9%	4.2%	4.5%	4.6%	4.6%	8.3%	3.3%	1.9%	4.8%	3.0%
Dairy Products	1.6%	1.7%	1.8%	1.8%	1.8%	2.5%	5.7%	(1.8)%	3.0%	1.4%
Milling Products, Starch and its Products	5.5%	6.3%	5.8%	5.8%	5.9%	7.4%	3.2%	(2.5)%	2.8%	5.8%
Coffee Products and Threshing	0.8%	0.7%	0.8%	0.8%	0.7%	(0.7)%	(3.8)%	(24.5)%	4.0%	(7.7)%
Sugar	1.4%	1.4%	1.4%	1.2%	1.3%	(2.7)%	(4.5)%	13.7%	(12.2)%	12.8%
Beverages	6.6%	6.6%	6.6%	6.2%	6.3%	7.8%	2.3%	2.9%	(2.1)%	5.1%
Processed Tobacco	0.5%	0.4%	0.4%	0.3%	0.3%	7.6%	(6.2)%	(15.9)%	(13.7)%	0.0%
Yarns, Threads and Fabric Fibers	1.6%	1.4%	1.5%	1.5%	1.4%	(0.3)%	(8.8)%	(12.0)%	2.8%	3.3%
Textile Articles, except Apparel	1.1%	1.0%	1.0%	1.0%	1.1%	9.6%	(4.1)%	(16.1)%	6.1%	11.0%
Knitted and Crocheted Fabrics; Clothing	7.2%	6.7%	6.8%	7.1%	7.1%	16.0%	(1.0)%	(12.5)%	6.7%	4.3%
Leather and Leather Products, Footwear	2.1%	2.3%	2.0%	2.0%	2.2%	14.2%	7.5%	(17.8)%	6.6%	9.9%
Wood, Cork and Straw Products	1.6%	1.6%	1.3%	1.2%	1.2%	10.7%	(3.9)%	(9.8)%	(1.2)%	(1.2)%
Paper and Pasteboard	3.2%	3.1%	3.7%	3.7%	3.5%	5.3%	4.0%	(0.5)%	3.3%	(2.9)%
Publishing, Printing and Analogous Articles	3.7%	3.6%	4.1%	4.2%	4.1%	7.2%	1.5%	0.6%	4.0%	1.7%
Processed Petroleum Products	15.9%	17.0%	13.4%	13.6%	13.4%	3.2%	0.1%	(4.1)%	4.4%	2.4%
Chemical Products	11.3%	11.3%	12.7%	12.5%	12.6%	6.9%	3.4%	(4.1)%	1.5%	4.9%
Rubber and Plastic Products	3.8%	3.7%	4.2%	4.2%	4.2%	7.5%	0.3%	(1.5)%	1.4%	6.1%
Non-Metallic Mineral Products	8.0%	7.9%	8.2%	7.9%	8.3%	9.0%	0.5%	(4.2)%	(1.5)%	9.4
Basic Metal Products (except Machinery and Equipment)	6.7%	6.7%	6.7%	6.8%	6.5%	4.4%	0.0%	0.3%	4.2%	(1.1)%
Machinery and Equipment	2.7%	2.6%	2.7%	2.8%	2.8%	10.2%	0.9%	(12.5)%	9.4%	4.0%
Other Machinery and Electric Equipments	2.5%	2.3%	2.2%	2.4%	2.4%	5.8%	(5.9)%	(6.5)%	9.5%	4.5%
Transportation Equipment	2.1%	1.2%	1.6%	2.0%	2.2%	22.9%	(23.1)%	(13.5)%	24.8%	15.9%
Furniture and Related Products	2.0%	1.9%	2.1%	2.2%	2.0%	7.5%	1.9%	(2.5)%	4.1%	(1.6)%
Other Manufactured Goods	2.0%	1.9%	2.1%	2.2%	2.1%	5.0%	3.3%	(10.3)%	5.7%	(0.8)%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	7.2%	0.5%	(4.1)%	2.9%	3.9%

Totals may differ due to rounding.

1:	Calculated using constant 2005 pesos.
2:	Preliminary figures.

Source:     DANE.

Mining and Petroleum

Colombia holds substantial reserves of petroleum, natural gas, coal, minerals, precious metals and precious and semi-precious stones, including nickel, gold, silver, platinum and emeralds. It is among the world’s leading exporters of emeralds, gold and coal. According to statistics compiled by DANE, the mining sector as a whole (including the petroleum industry) accounted for approximately 7.7% of GDP in 2011, compared to approximately 8.1% of GDP in 2010. Mining sector production increased in 2011, recording real growth of 14.3%, as compared to 12.3% in 2010. -

The Republic owns all oil and gas reserves within the territory of Colombia. Until 1974, the Government entered into concession contracts which allowed private companies to exploit oil or gas fields for limited periods of time (usually 20 years). From 1974 to 2003, Ecopetrol, the Government-owned oil company, exploited these reserves either directly or in association with private companies.

In June 2003, the Government divided Ecopetrol into three state-owned entities. Ecopetrol S.A., the operating unit, continues to manage the operations of Colombia’s existing oil fields. Agencia Nacional de Hidrocarburos (“ANH”), the administrative unit, has taken charge, as of January 1, 2004, of the management of Colombia’s petroleum resources by assigning areas for exploration and production, evaluating the potential of the country’s petroleum reserves, promoting Colombia’s petroleum resources to attract investment and collecting royalties. According to Law 1760 of 2003, which created the ANH, Ecopetrol S.A. could enter into new joint venture contracts through December 2003, but thereafter, ANH has been responsible for entering into all new oil and gas exploration and production contracts. Promotora de Energia de Colombia, the investment unit, manages some of Ecopetrol S.A.’s non-strategic investments. Ecopetrol S.A. is now a mixed economy company and is no longer 100% owned by the Ministry of Mines and Energy. Prior to the public offering of its shares described below, the Ministry of Finance owned 95% of Ecopetrol S.A.’s shares and the remaining shares were owned by other public sector enterprises. On July 25, 2007, the Government announced a public offering of 20% of the shares of Ecopetrol S.A. The newly issued shares, representing 10.1% of total shares, were offered from August 27, 2007 through September 25, 2007, to active employees, pension funds, cooperatives, mutual funds and Colombian citizens. On September 25, 2007, Ecopetrol S.A. received Ps. 5.7 trillion for all the offered shares. The proceeds from the sale are being used to invest in exploration, exploitation of hydrocarbons, and modernization and development of biofuels. As of December 31, 2011, the Government owned 88.5% of Ecopetrol S.A.’s shares.

Under Colombia’s royalty system, the national, departmental and municipal governments share a royalty on all crude oil and natural gas production. For most of Ecopetrol S.A.’s oil field exploration and exploitation contracts, the royalty is equal to 20% of the total value of the oil production from the field. Concession contracts, however, individually provide a royalty percentage which is unique to each contract. In 1999, a modification to the royalty system established a sliding royalty percentage linked to the level of production for oil fields discovered after July 29, 1999. Under the various contract arrangements discussed below between Ecopetrol S.A. and private companies, it is customary for Ecopetrol S.A. to calculate its own share of production after payment of the royalty. Law 756 of 2002 further modified the oil royalties system and is geared towards encouraging oil exploration in small and medium-size fields. This law establishes variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day.

To address the country’s exploration and production needs, Colombia has modified the contractual regime governing the exploration, development and production of hydrocarbons on a number of occasions since its introduction in 1970. The exploration and production contracts provide for the production split, the length of the exploration and production terms and royalty payments.

Under Colombian law, an existing contract cannot be modified because of a change to the contractual regime, except in the case of public order regulations. As a result, contracts that were executed prior to the issuance of a new contractual regime remain in full force and are not affected by the new regime put in place subsequently. At December 31, 2011, Ecopetrol S.A. was party to 109 agreements with partners and 23 exploration and production agreements with the ANH in which Ecopetrol S.A.does not have any partners.

Under joint venture contracts entered into before March 1994, which include the Cusiana and Cupiagua crude oil fields, among others, the private investor explored a previously agreed-upon area at its own risk and expense. Thereafter, Ecopetrol S.A. had the option to become a joint venture partner by reimbursing the investor 50% of the exploration costs of oil wells within commercially viable fields and 50% interest of all future development costs related to those fields. Once Ecopetrol S.A. became a partner, it had a 50% interest in the production of the field.

If Ecopetrol S.A. decided not to become a joint venture partner within a certain period of time, the private investor had the right to enter into a sole risk contract for the field’s crude oil production until it had recovered 200% of its investment and a 100% of its total costs. Thereafter, Ecopetrol S.A. could participate in the development of the field and all future costs and expenses were automatically shared with the partner, as if Ecopetrol S.A. had elected to become a joint venture partner in the field.

Beginning in 1994, modifications were made to standard joint venture contracts to maintain the private investor’s share of production at 50% until aggregate production exceeded 60 million barrels. Thereafter, Ecopetrol S.A.´s share increased gradually, up to a maximum of 70% of production. In 1995, further modifications to the standard joint venture contracts required Ecopetrol S.A. to pay for half of the exploration costs, not only for wells that ultimately proved to be productive, but also for dry wells, stratigraphic wells and seismic exploration in fields that became commercially viable. The modifications also provided for competitive bidding for the right to explore and develop marginal fields (defined according to certain technical, financial and operational criteria). In the bidding process, private companies presented bids based on percentages of production they would pay Ecopetrol S.A. in exchange for the rights to develop these fields. Winning bidders were responsible for all future investment and operating costs related to the field.

The standard joint venture contract was once again modified in 1997 in order to promote private sector activity in the development of inactive areas and small fields and in the exploration for natural gas. These modifications extended the exploration periods, increased the levels of reimbursement for private companies’ exploration costs and provided for the reimbursement of exploration costs in real terms and denominated in U.S. dollars.

In 1999, the Government adopted two additional modifications to the standard terms of the joint venture contracts, applicable to new joint venture contracts:

•

Reduction of Ecopetrol S.A.´s Initial Participation. Ecopetrol S.A.’s initial participation under the joint venture contracts signed after this reform was reduced from 50% to 30%. At December 31, 2011, Ecopetrol S.A. had 42 joint venture contracts outstanding in which the participation was greater than or equal to 50%, and 17 joint venture agreements where the participation was less than 50%.

•

Modified R Factor. The Government modified the formula used to determine the increase in Ecopetrol S.A.´s share of total production or the R Factor. The R Factor is calculated by dividing accumulated revenues in cash by investments and costs. If the R Factor increases above a certain profitability threshold, then Ecopetrol S.A.´s share of production increases above the initial 30%. Pursuant to the 1999 modifications, Ecopetrol S.A. raised the profitability threshold at which the R Factor triggers an increase in Ecopetrol S.A.´s share from 1.0 to 1.5. Additionally, the R Factor was calculated in constant U.S. dollars. The new calculation method was designed to prevent inflation from causing an increase in the R Factor and a corresponding increase in Ecopetrol S.A. share.

Ecopetrol S.A. has also entered into various types of arrangements in connection with its own crude oil and natural gas exploration and production projects. These arrangements include: risk participation contracts, incremental production agreements, shared risk production contracts; risk services production contracts, discovered undeveloped fields contracts and sole risk contracts.

Risk-participation contracts. Under these contracts, Ecopetrol S.A. assumes 20% of the exploration costs and risks at the beginning of the second year in exchange for a larger participation in the future production and equal representation on the executive committee of the joint venture. At December 31, 2011, Ecopetrol S.A. had four risk participation contracts in effect.

Incremental Production Agreements. Ecopetrol S.A. currently has two types of incremental production agreements, the standard incremental production agreements (“SIPA”) and the development of incremental production project agreements (“DIPA”).

Under the SIPA, Ecopetrol S.A. calculates the total number of proved developed reserves available in a specific field or well and then establishes a base production curve for the reserves. Any future production exceeding the curve, which is referred to as incremental production, results from extracting proved undeveloped reserves or probable reserves which require additional investments funded by Ecopetrol S.A.´s partners under the SIPA. Ecopetrol S.A. has the right to a previously specified percentage of the incremental production. Ecopetrol S.A. percentage participation varies depending on the total amount invested by Ecopetrol S.A.’s partners and on the R Factor which cannot be lower than 1.5. The volume produced under the production curve is not shared with the partners. At December 31, 2011, Ecopetrol S.A. had five SIPAs in effect.

Under the DIPA, Ecopetrol S.A. must file a request with the Ministry of Mines and Energy to approve an incremental production project for a field that Ecopetrol S.A. directly operates. If the project is approved, Ecopetrol S.A. agrees with its partners to develop the field and Ecopetrol S.A. determines mandatory investment thresholds for the partners. Ecopetrol S.A. is not required to fund any investment. The production from the field is distributed to Ecopetrol S.A. and the partners receive a percentage of the total production from the field that varies depending on the invested amount. Once the mandatory investment stage expires, Ecopetrol S.A. agrees with the partners on the percentage of production, total costs and additional investments to be paid by each party. Ecopetrol S.A. pays 20% royalties to the Government on the base production curve and variable royalties on any incremental production. Additionally, in the event of higher prices and large volumes, Ecopetrol S.A. has adjustment clauses to increase the share in the production. At December 31, 2011, Ecopetrol S.A. had one DIPA in effect.

Shared-Risk Production Contracts. Under these contracts, Ecopetrol S.A. remains as operator of the field and assumes responsibility for 50% of all investments and costs. Private oil companies submit bids to enter into agreements with Ecopetrol S.A. based upon the production percentage they will assign to Ecopetrol S.A. The successful bidder has the right to enter into the shared risk contract with Ecopetrol S.A. At December 31, 2011, Ecopetrol S.A. had two shared risk production contracts outstanding.

Risk Service Production Contracts. Ecopetrol S.A. began using the risk service production contract in January 1998 to increase production through the use of new technologies in crude oil fields then operated by Ecopetrol S.A.´s partners. All investments in new technologies were made by the partners who received a previously specified fee per barrel. At December 31, 2011, Ecopetrol S.A. had two risk service contracts outstanding for the development of the Valdivia Almagro field and the Rancho Hermoso field located in the Mirador formation.

Discovered Undeveloped Fields Contracts. Ecopetrol S.A. has entered into discovered undeveloped fields contracts to promote exploration by private companies of both undeveloped and inactive fields. Under these contracts, the contracting party assumes all costs and expenses for the development and operation of a field in exchange for a certain amount of production. At December 31, 2011, Ecopetrol S.A. had sixteen discovered undeveloped fields contracts outstanding, of which at least two are nearing termination because the fields have not been in production for some time.

At December 31, 2011, Ecopetrol S.A. also had the following agreements:

•

one Service and Technical Cooperation Contract with Universidad Industrial de Santander. Pursuant to this agreement, research and development can be undertaken as part of the development of the Colorado field.

•	one Technical Alliance Agreement with a service company to support the operation of Casabe field in which Ecopetrol S.A. maintains operation and ownership of 100% reserves.

Current Joint Venture Contractual Regime

In 2004, the authority to enter into exploration and production contracts was assigned to the ANH under a different exploration and production contractual scheme. Ecopetrol S.A. became an operator like any other company, competing with all other regional and international oil companies in Colombia for exploration and production opportunities under the same conditions and without any special rights. Decree Law 1760 of 2003 gave Ecopetrol S.A. the ability to maintain in effect all contracts that the company had entered into prior to January 1, 2004, as well as to have absolute discretion as to whether or not such contracts would be extended after their stated termination date. If Ecopetrol S.A. decided not to extend the contracts, the production rights would revert to Ecopetrol S.A. and Ecopetrol S.A. would have the right, at no additional cost, to exploit the associated reserves indefinitely. Contracts entered into by Ecopetrol S.A. after January 1, 2004 that are not extended by the ANH would revert to the ANH and not to Ecopetrol S.A.

In 2004, the ANH introduced two new model contracts to replace the previously used joint venture contracts: the exploration and production contract and the technical evaluation agreement.

Exploration and Production Contract. Under exploration and production contracts, the contractor, including Ecopetrol S.A., assumes all exploration and production activities. The contractor also assumes all risks and costs of exploration and is the sole owner of all production and assets involved in the exploration and production activities for the term of the contract. There is no partnership or joint venture between the contractor and the ANH.

Technical Evaluation Agreements. The scope of the technical evaluation agreements is limited to exploration activities. Under this agreement, the contractor can evaluate a specific area and decide whether or not it will enter into an exploration and production contract. The contractor assumes all risks and costs of the activities and operations. The agreement may be entered into for an 18 month period for onshore areas and up to a 24 month period for offshore areas.

In June 2010, the Santiago de las Atalayas Contract, one of the most significant exploration and production contracts based on crude oil and natural gas output and reserves expired. Pursuant to the terms of the agreement, the right to develop and commercialize the existing crude oil and natural gas reserves in the Cupiagua and Cupiagua Sur fields reverted to Ecopetrol S.A.

Ecopetrol S.A. entered into several agreements or “Convenios” with the ANH in areas directly operated by Ecopetrol S.A., where Ecopetrol S.A. holds total exploration and production rights up to the point when revenue from the well falls below the costs of operations set by the company (the “economic limit”). Article 2 of Decree 2288 of 2004 (a regulatory decree pursuant to Decree Law 1760 of 2003), establishes that the ANH will determine the general criteria according to which the agreements pertaining to the areas directly operated by Ecopetrol S.A. will be subscribed.

Agreements must also be entered into between Ecopetrol S.A. and the ANH according to Article 2 of Decree 2288 of 2004, when joint venture contracts subscribed before December 31, 2003, expire during their production phase. The purpose of the agreements is to grant Ecopetrol S.A. the exclusive right of exploration and production of hydrocarbons in the agreement area until the economic limit has been reached.

Ecopetrol S.A. has entered into a number of exploration and production contracts with regional and international oil companies.

At December 31, 2011, Colombia’s proven crude oil reserves totaled approximately 2,259 million barrels and Colombia’s proven gas reserves totaled an estimated 5.5 trillion cubic feet. The following table sets forth Colombia’s proven crude oil and natural gas reserves at the dates indicated.

Proven Reserves of Colombia(1)

		At December 31,
	2007	2008	2009	2010	2011
Crude Oil (millions of barrels)	1,358	1,668	1,988	2,058	2,259
Natural Gas (trillions of cubic feet)(2)	3.7	4.4	4.7	5.4	5.5

1:	“Proven reserves” are defined as the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs. In the case of reserves to which Ecopetrol S.A. has the sole right of development, Ecopetrol S.A. estimates proven reserves in accordance with the methodology promulgated by the Society of Petroleum Engineers. While this methodology permits such estimates to be based on assumptions regarding future economic and operating conditions (including prices and costs), Ecopetrol S.A. includes as proven reserves only those reserves that, at the date of estimation, are recoverable under existing economic and operating conditions. Ecopetrol S.A. estimates its share of reserves that are to be developed pursuant to joint venture contracts using the same methodology as employed in the calculation of direct reserves, based on seismic, geological and other technical data supplied by the respective operators and reviewed by Ecopetrol S.A.’s petroleum engineers.
2:	Corresponds to gas with concrete commercial viability.

Source:     Ecopetrol S.A.

Until 2000, Colombia had witnessed relatively little exploration activity. This was the result of both the significant decline in oil prices in 1997 and 1998 and fiscal policies and contractual terms that were not internationally competitive. Since 2002, however, exploration activity has generally increased as a result of higher investments in operations by Ecopetrol S.A., as well as reforms to the standard terms of exploration and production contracts (as explained above) that have attracted investors. Total seismic exploration was 9,971 kilometers in 2007. In 2008, total seismic exploration increased to 16,286 kilometers and to 20,117 kilometers in 2009. Total seismic exploration increased to 25,965 kilometers in 2010. In 2011, total seismic exploration decreased to 23,963 kilometers. The drilling of exploration oil wells has generally increased from 2007 to 2011. In 2007, 75 oil wells were drilled. The number of oil wells increased to 93 in 2008, but decreased to 75 in 2009, then increased to 112 in 2010. In 2011, the number of oil wells increased to 126.

Production of crude oil in Colombia increased from an average of 785 thousand barrels per day in 2010 to 915 thousand barrels per day in 2011 primarily due to growth in production by the oldest and largest oil fields that are governed by joint venture contracts. Ecopetrol S.A.’s direct production accounted for approximately 32% of the total crude oil production in 2011, the same precentage share recorded in 2010.

Of the 915 thousand barrels of crude oil produced per day in 2011, approximately 70.0% was exported, as compared to 64.7% of total crude oil production in 2010. Ecopetrol S.A. was responsible for exporting 45.3% of the total crude oil exported by Colombia in 2011, as compared to 39.7% in 2010. The value of Colombia’s exports of crude oil and its derivatives in 2011, according to balance of payments statistics, totaled an estimated $27.9 billion, a 49.7% increase from the 2010 level. This increase was primarily due to an increase in the price of oil in the international market and the increase in the volume. The average export price of crude oil in 2011 for Ecopetrol S.A. was $98.03 per barrel as compared to $71.75 per barrel in 2010. Ecopetrol S.A.’s average daily volume of exports of crude oil in 2011 was estimated at 415 thousand barrels per day, a 33% increase over the average daily volume in 2010 of 312 thousand barrels per day. Since 1995, the Government has used a stabilization fund through which revenues from the Cusiana production are invested abroad in order to avoid the inflationary effects associated with large inflows of oil revenues into the country. For further details on the stabilization fund, see “Public Sector Finance—General” below.

In connection with its core activities of exploration and production of oil and gas, Ecopetrol S.A. has developed a network of pipelines used to transport crude oil, natural gas and oil products to domestic refineries, major distribution points and export facilities. The pipelines, some of which are wholly-owned by Ecopetrol S.A. while others are owned jointly with joint venture partners or other companies, transport oil and gas owned by Ecopetrol S.A., joint venture partners and concession operators. The 829 km OCENSA pipeline, a joint venture among Ecopetrol S.A., joint venture partners and other companies, was completed in February 1998. The pipeline transports crude oil from the Cusiana and Cupiagua, and other nearby fields to the port of Coveñas. The pipeline maintained an average output of approximately 553,519 barrels per day during 2011.

The Government, with private sector participation, intends to substantially expand the natural gas pipeline network and the related infrastructure over the next several years. The production of natural gas is driven by the growth of local demand and exports to Venezuela. In 2011, Ecopetrol S.A.’s daily gas production grew by 3.5% from 97 thousand barrels of oil equivalent per day (“tboe”), in 2010 to 100 tboe in 2011, primarily due to an increase in exports and local demand. In 2009, Ecopetrol S.A. continued its investments directed at increasing gas supply by investing in gas treatment plants and the Cusiana Liquefied Petroleum Gas (LPG) plant. In November 2005, Colombia and Venezuela entered into an agreement to build a two-way gas pipeline between the two countries. Under the agreement, the pipeline will send 450 million cubic feet of natural gas per day from Colombia’s La Guajira region to Venezuela’s Paraguana peninsula during the first four years of service. At the end of that period, the pipeline’s flow will be reversed with Venezuela supplying 150 million cubic feet of gas per day to Colombia from 2012 to 2028. The construction of this pipeline began on July 8, 2006 at a projected cost of $335 million and was inaugurated on October 12, 2007. In December 2011, Ecopetrol S.A. extended the natural gas export agreement between Colombia and Venezuela for two years beginning in January 2012.

Construction

The construction sector experienced real annual growth rates of 8.3% in 2007, 8.8% in 2008, 5.3% in 2009. The construction sector contracted by 1.7% in 2010, but grew by 5.7% in 2011. The better growth experienced in 2011 was primarily due to an increase of 6.5% in civil works.

Services

The services sector accounted for 53.9% of GDP in 2011. Activity in the services sector increased by 5.2% in real terms in 2011, following increases of 7.2%, 3.7%, 2.1% and 4.2% in 2007, 2008, 2009 and 2010, respectively. The following table shows the composition of the services sector for the years indicated.

Composition of Services Sector

	2007	2008	2009	2010(1)	2011(1)
	(percentage of total services)
Transportation, Storage and Communications	13.7%	13.8%	13.3%	13.4%	13.6%
Retail. Restaurants and Hotels	22.5%	22.4%	21.9%	22.1%	22.2%
Financial Services	8.1%	8.5%	8.6%	8.3%	8.9%
Housing	15.6%	15.4%	15.6%	15.5%	15.2%
Services to Companies except Financial Services and Housing	11.8%	11.8%	11.8%	11.7%	11.7%
Public Administration and Defense	15.5%	15.3%	15.9%	16.1%	15.6%
Education	3.6%	3.5%	3.4%	3.4%	3.3%
Social and Health	3.8%	3.8%	3.9%	3.9%	3.9%
Recreation, Cultural, Sports and Other Services	4.1%	4.1%	4.1%	4.2%	4.3%
Domestic Services	1.5%	1.4%	1.4%	1.4%	1.3%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Preliminary figures.

Source:    DANE.

The retail, restaurants and hotels sector increased by 5.9% in real terms in 2011, as compared to 5.1% increase in 2010, and accounted for an estimated 12.0% of 2011 GDP. The financial services sector grew by 11.8% in real terms in 2011, as compared to 1.0% real growth in 2010, and accounted for an estimated 4.8% of 2011 GDP. Transportation, storage and communications increased by 6.9% in real terms in 2011, as compared to 5.0% real growth in 2010, and accounted for an estimated 7.4% of 2011 GDP.

Currently, there are approximately 214,042 km of roads in Colombia. The public roads within Colombia are categorized as primary, secondary, tertiary or other roads. The primary network consists of 16,891 km of nationwide roads and expressways, which facilitates access to the capitals of the departments. The secondary network consists of 42,954 km of regional roads which connect smaller cities. The tertiary network consists of 141,946 km of roads which connect towns and other localities. Other roads consist of 12,251 km of roads.

Over the last several years, the road concessions program has substantially increased the participation of private companies in the transportation sector. These concessions permit the construction of safer and more modern roadways. The transportation corridors to be constructed under these concessions will connect large industrial and agricultural centers, which are primarily located in the nation’s interior, with the most important Atlantic and Pacific ports. These corridors include the Bogotá–Santa Marta (“Ruta del Sol” concession) corridor, the Bogotá–Buenaventura corridor and the Caribbean road network. As of December 2011, the road concessions consist of 5,267 km of roads (as part of the 16,891 km of the primary network).

With respect to the communications sector, Colombia had 17.8 telephone lines in service per 100 inhabitants on December 31, 2007, 17.9 telephone lines in service per 100 inhabitants on December 31, 2008, 16.1 telephone lines in service per 100 inhabitants on December 31, 2009, 15.5 telephone lines in service per 100 inhabitants on December 31, 2010 and on December 31, 2011. Prior to 1998, Empresa Nacional de Telecomunicaciones, a state-owned company, was the primary provider of domestic and international long distance telephone services in Colombia. Since August 1997, however, ten-year licenses with automatic ten-year extensions have been granted to new operators of domestic and international long distance telephone services. In December 1998, Empresa de Teléfonos de Bogotá (“ETB”, owned by the capital district of Bogotá) and Orbitel (a privately owned company), began providing international and domestic long-distance services, ending the 50-year monopoly of Empresa Nacional de Telecomunicaciones.

In recent years, Colombia has witnessed increased demand for cellular telephone service. In 2003, Colombia had an estimated 14.3 mobile telephone lines in operation per 100 inhabitants, with service provided by Telefonica Móvil, Comcel and the recently formed Colombia Movil. According to the Ministry of Communications, there were approximately 41.2 million mobile telephones in use at year-end 2009, as compared to 41.4 and 33.9 million mobile telephones in use at year-end 2008 and year-end 2007, respectively. At year-end 2010, there were 44.5 million mobile telephones in use in Colombia. As of the fourth quarter of 2011, there were 46.2 million mobile telephones in use in Colombia. The Government has made cellular telephone service subject to private sector participation and competition.

The Government operates three national public television networks, including one that is publicly managed. In the first half of 1998, in accordance with a law that permits greater private sector participation in television networks, two private television networks, RCN and Caracol, began operations nationwide. In addition, local governments support eight regional networks and there is one regional private network. On October 29, 2009, the National Commission on Television (CNTV) initiated a bidding process to license a third private television network for a ten year period. As a result of various legal actions taken by different parties involved in the bidding process, as of July 2012, the license to operate a private television network had not been assigned and the CNTV has suspended the bidding process until the legal issues are resolved.

Energy

In 2011, 77.7% of electric energy consumption in Colombia was derived from hydraulically generated sources, while 16.6% was derived from thermally generated (gas and coal) sources and the remaining 5.7% was derived from other sources. In 2011, the output of the utility sector (electricity, gas and water) increased by 1.8% in real terms and accounted for 3.5% of GDP.

Colombia’s proven energy reserves in 2011 included approximately 6,507.6 million tons of coal, 2,259 million barrels of crude oil and 5.5 trillion cubic feet of natural gas, including natural gas with concrete commercial viability and natural gas that can be used for oil extraction purposes. In addition, it is estimated that Colombia has the capacity to generate more than 14,420 megawatts of electric power.

By the end of 1997, all of the major cities in Colombia were connected to an extensive gas pipeline network. Ecopetrol S.A. sponsored two significant projects consisting of a total of 1,350 km of pipeline, under a “build, own, operate, maintain and transfer” (“BOMT”) arrangement with private companies. Construction contracts for an additional 1,695 km of pipeline were awarded. Law 401 of 1997 created the Empresa Colombiana de Gas (Colombian Natural Gas Corporation, or “ECOGAS”) to manage the gas transmission network. Also, in August 1997, the Government initiated a bidding process to select operators for local gas distribution networks in several interior cities. As of March 2012, local gas distribution networks were operating in a number of key cities.

Over the past decade, the Government has restructured the energy sector in order to improve the economic performance of the companies within the sector. For example, the Government has encouraged competition, private investment and the development of alternative energy sources. The 1994 Electricity Law significantly transformed the electric power sector. It permits the formation of privately-owned electric utility companies and the privatization of all or part of existing public sector companies. However, it prohibits vertical integration of new entrants into the utilities sector. In addition, a 1995 restructuring program resulted in an increase in private participation in power generation.

Following the Government’s sale in 1996 of several major power generation plants, private sector investors purchased 48.5% of the capital stock of Empresa de Energía de Bogotá and 56.0% of the capital stock of Empresa de Energía del Pacifico S.A. E.S.P. in 1997. As of December 2011, 52.0% of Colombia’s total power generation capacity was privately held, 48.0% continued to be state-owned. The Superintendencia de Servicios Publicos (Superintendency of Public Services) has intervened in the management of Cedelca and Electrolima. On July 26, 2002, the Government announced the liquidation of the Chocó power generation plant and the creation of a new company, Dispac, which is operated by private parties. On February 26, 2007, the Government authorized the sale of 19.2% of its stake in Isagen, one of the largest power generation companies in Colombia. The Government sold a portion of its shares of Interconexión Eléctrica S.A. (“ISA”), one of Colombia’s largest electricity transmission companies, in two successful public offerings in 2001 and 2002. As of December 31, 2011, private participation in electricity transmission was 30.0%.

In addition to electricity generation and transmission, the Government has also made progress in privatizing electricity distribution. As of December 2011, 64.0% of Colombia’s total distribution capacity was privately held.

Infrastructure Development

Deficiencies in Colombia’s infrastructure have created economic inefficiencies that have adversely affected the country’s economic performance. To address this concern, the Government has been working to expand the telecommunications infrastructure, cargo ports, airports and roads.

In order to achieve this objective with respect to telecommunications, two complementary strategies were implemented.

First, the Compartel program has helped to achieve universal access to communications services through the installation of communal telecommunications points, which allows the connection of distant rural areas and public institutions as schools, mayoral offices, hospitals, military facilities and centers of agricultural enterprise management. During 2011, the Government invested Ps. 353 billion in the program.

Second, the Agenda de Conectividad (Connectivity Agenda) is intended to increase the use of information technologies, improve the competitiveness of the production sector, modernize public and governmental entities and facilitate access to information and education. Under this program, administrative procedures have been implemented that would reduce transaction costs related with exports, entrepreneurship and social security payments, among others.

To encourage private sector participation in the supply of communication services, the Government has encouraged a deregulation process that began in the early 1990’s. That process emphasized infrastructure modernization in specific areas that are key to attaining global competitiveness.

Under Law 1341 of July 30, 2009, the Ministry of Communications became the Ministry of Information Technologies and Communications. The law also provided a legal framework for the technological development of the sector and the promotion of access and the use of information technology and communication through substantial use, free competition, efficient use of infrastructure and user protection.

In addition to the expansion of the telecommunications infrastructure and the construction of new roadways and the repair of existing ones, the Government plans to continue promoting private investment participation to improve other infrastructure, such as cargo ports, airports and roads. The Government also is considering the implementation of long-term energy generation and transmission capacity expansion by encouraging strategic investors to explore and develop oil and natural gas offshore and onshore fields and to invest in the natural gas transportation and oil refining capacity expansions through privatizations, concessions and joint ventures. In addition, the Government plans to finance private investment activity from the domestic and international capital markets.

In 2006, Ecopetrol S.A. selected Glencore AG as its strategic partner in the development of a master plan with respect to the Cartagena refinery. In accordance with the master plan, Refinería de Cartagena S.A.-RCS was incorporated and began operations on April 1, 2007. Simultaneously with the incorporation of Refinería de Cartagena S.A.-RCS, Ecopetrol S.A. transferred all of the refinery’s assets to Refinería de Cartagena S.A.-RCS in exchange for a 49.0% interest. On August 19, 2008, the Government granted special treatment to the expansion of the Cartagena refinery project.

In February 2009, as a result of financing difficulties experienced by Glencore AG which were making it challenging to develop the master plan, Ecopetrol S.A. entered into a memorandum of understanding with Glencore AG pursuant to which it acquired in May 2009 an indirect interest in all of Glencore AG’s interest in Refinería de Cartagena S.A.-RCS. As part of this overhaul plan, Ecopetrol S.A. expects to increase the competitiveness and profitability of the refinery through the modernization of its facilities and processes and improve the reliability of its units. Ecopetrol S.A. plans to increase the refinery’s production capacity to 150 thousand barrels per day by 2013 and improve refining margins by processing cheaper heavy crude oils, thus raising the conversion ratio and producing a higher quality product slate. Ecopetrol S.A. also expects to satisfy existing environmental regulations for fuels by reducing sulfur content in gasoline and diesel fuel, thus complying with national and international fuel standards.

Role of the State in the Economy; Privatization

General

The Government is active in mining and the exploitation of other natural resources, as well as in the telecommunications and electricity industries. The Government expects its role in the production of goods and services to diminish as it continues to encourage private sector investment and participation in sectors previously dominated by the public sector, and as it implements other market-oriented reforms, such as the adjustment of public sector prices and utility rates to reflect market conditions.

In 2011, the most important state-owned non-financial companies included Ecopetrol S.A., Medellín’s urban transit system (the “Medellín Metro”), the energy generation company Isagen and the energy transmission company ISA.

The following table sets forth selected financial data for the principal non-financial state-owned enterprises.

Principal Non-Financial Public Sector Enterprises

	Total Assets on Dec. 31, 2011(1)	Total Liabilities on Dec. 31, 2011(1)	Net Profits for 2011(2)	Total External Debt Guaranteed by the Republic on Dec. 31, 2011
	(millions of U.S. dollars)
Ecopetrol S.A.	$43,883	$15,566	$8,364	$0
ISA	13,723	8,152	182	15
Isagen	3,028	1,291	259	241
Medellín Metro	1,850	2,930	(149)	154

1:	Audited. Converted into U.S. dollars at the rate of Ps.1,942.70/$1.00, the representative market rate on December 31, 2011.
2:	Converted into U.S. dollars at the rate of Ps. 1,846.97/$1.00, the average representative market rate for January-December 2011.

Sources:    DNP, Medellín Metro and Ministry of Finance.

Ecopetrol S.A.

Ecopetrol S.A., which underwent a restructuring in June 2003, is the national oil company and is responsible for promoting and developing Colombia’s oil industry. For further information on Ecopetrol S.A., see “—Principal Sectors of the Economy—Mining and Petroleum” above.

Ecopetrol S.A. earned net profits of approximately Ps. 15.4 trillion ($8.4 billion) in 2011. Total net profits increased by 85.1% as compared to 2010. Ecopetrol S.A. contributes to public sector revenues through a combination of income taxes, royalties and dividends. Ecopetrol S.A.’s total direct contribution to governmental revenues was Ps. 19.4 trillion in 2011, as compared to Ps. 11.8 trillion in 2010. The principal sources of Ecopetrol S.A.’s 2011 contribution to public sector revenues were approximately Ps. 8.0 trillion in royalties, Ps. 5.3 trillion in dividends paid with respect to profits earned in 2010, Ps. 3.6 trillion in income taxes and Ps. 2.0 trillion in indirect taxes.

ISA

ISA, the largest electricity transmission company in Colombia, owns a majority of the nation’s transmission networks and the national interconnection system. In 1995, ISA transferred its generation assets and functions to a new entity, Isagen. In August 1998, ISA made its first strategic portfolio investment with the capitalization of Transelca S.A. (“Transelca”), acquiring 65% of a company which accounts for 9.7% of the national transmission system. ISA consolidated its position in the market during 1999, by investing Ps. 276.6 billion and increasing its direct participation in the national transmission system to 75%. ISA’s tariffs and operational income are regulated by the Energy and Gas Regulatory Commission (“CREG”). ISA’s net profits in 2011 totaled Ps.336.8 billion ($182 million), as compared to Ps. 343.9 billion ($181 million) in 2010.

ISA is the first public service company to be listed on a Colombian stock exchange and now has the second largest number of shareholders of any Colombian company. As of June 30, 2012, private shareholders owned 31.4% of ISA’s total equity and the Government owned 51.4% of ISA’s total equity. The remaining stake is owned by Empresas Públicas de Medellín (10.2%), Empresa de Energía de Bogotá (1.7%) and Ecopetrol S.A.(5.3%).

Since 2000, ISA has been implementing a significant expansion strategy, becoming the largest international energy transmission company in Latin America. ISA has a presence in Colombia, Brazil, Peru and Bolivia, participates in transmission infrastructure development in Panama and Central America and participates in interconnection projects in Ecuador and Venezuela. Additionally, ISA has diversified its activities to the telecommunications sector, specifically in fiber-optic communications.

Isagen

Isagen is a public service company engaged in the generation and sale of electricity. It has an installed capacity of 2,132 megawatts, of which 1,832 megawatts are derived from hydroelectric sources. Isagen owns and operates five hydroelectric units and one thermal plant with an installed capacity equivalent to 14.8% of the national total. Isagen is the sole beneficiary of a trust which owns, and was responsible for the construction of, the Miel I hydroelectric power plant. This plant has a generating capacity of 396 megawatts and has been operational since the end of 2002.

In 2011, Isagen registered net profits of Ps.479.1 billion ($259 million) as compared to Ps. 409.8 billion ($216 million) in 2010. The increase in 2011 profits was primarily attributable to an increase energy generation and higher availability of gas for commercialization.

In 2000, the Government focused on the financial restructuring of the company in order to be able to offer it to potential buyers. As part of this process, in April 2000, Isagen purchased the interests of all the other shareholders of the Miel I project, thus becoming the sole owner of Miel I. In addition, in June 2000, one of Isagen’s most important liabilities, a $238 million loan from the IADB, was assumed by the Central Government. On February 26, 2007, the Government authorized the sale of 19.2% of the shares of Isagen. On August 3, 2007, the Government announced that it had completed the sale of such shares to the public. Following the sale, the Government owns 57.7% of the shares of Isagen.

Before the privatization of Isagen, 46.6% of Colombia’s total electricity generating capacity was privately owned. As of December 31, 2011, private sector ownership was 52%, as compared to only 1.0% in 1995.

Telecom

In response to the challenges associated with competition in the long distance market and after undergoing a major restructuring that lasted several years, the Government announced in June 2003 the liquidation of Empresa Nacional de Telecomunicaciones and the creation of Colombia Telecomunicaciones S.A. ESP, which remained state-owned and provided the same services as its predecessor. The new company continued to be marketed under the name “Telecom.”

Telecom is Colombia’s national telecommunications company. Traditionally, Telecom has provided domestic and international long distance telephone services in Colombia. Telecom also provides basic telephone service to suburban and rural parts of Colombia. Basic telephone services within the major metropolitan areas are provided by separate municipal telephone companies.

Telecom has made significant investments in various projects such as the national network of broadband services using ATM (asynchronous transfer mode) technology. This network offers integrated video, voice and data services through a wired or wireless network. Telecom has also invested in the construction of an underwater wire network for long distance services and in the extension of its basic wire and wireless telephone services.

In 2011, Telecom registered net losses of approximately Ps. 644 billion ($348.6 million), as compared to a net loss of Ps. 451.9 billion ($238.0 million) in 2010.

Between 1993 and 1997, the former Telecom entered into 15 joint venture contracts with six international telecommunications companies for the installation of up to approximately 1.8 million lines for local telephone service. Approximately 1.5 million of these lines were installed, and of those, approximately 1.2 million have been placed in service. Under the terms of the contracts, the former Telecom is obligated to share a portion of its revenues from the installed lines with the joint venture partners and has guaranteed certain minimum revenues to the joint venture partners. Because the revenues from the installed lines have not met projected revenues, the former Telecom has been involved in arbitration and court proceedings with certain of the partners, and expects to be involved in additional proceedings with the remaining partners, with respect to the calculation of the amount of compensation due to them under the contracts. The arbitration proceedings that were filed against Telecom were settled by Telecom by a payment of an aggregate amount of $437 million.

On December 20, 2005, Telecom announced that it was seeking a strategic partner in order to obtain new capital, improve management, widen its service portfolio and guarantee the continuation of service in the long term. On April 7, 2006, Telefonica S.A. of Spain purchased a majority of Telecom’s shares for Ps. 853.6 billion (approximately $369 million). As a result of this sale, Telecom became a private company and accordingly is no longer subject to regulation as a public sector entity.

In April 2011, the board of directors of Telecom approved the merger of Telecom with Telefónica Moviles de Colombia. The transaction will reduce the Government’s participation in the company from 47.97% of total shares to 30% of total shares.

Medellín Metro

Medellín Metro is the light rail transportation system of the state-owned Empresa de Transporte Masivo del Valle de Aburrá (Aburrá Valley Mass Transit Corporation), an entity created in 1979 by the Department of Antioquia and the municipality of Medellín. The Government guaranteed all of the Medellín Metro project’s external debt, which totaled $194 million as of March 31, 2011. The first line of the Medellín Metro became operational in November 1995. In 2011, Medellín Metro was responsible for transporting 169.9 million passengers.

Medellín Metro registered a net loss of Ps. 274.9 billion ($149 million) in 2011 as compared to a net profit of Ps. 298.9 billion ($157 million) in 2010.

State-Owned Financial Institutions

The Government owns a substantial majority of the capital stock of several financial institutions, although it intends to decrease its participation in the financial system over the medium term, providing assistance only to specific sectors of the Colombian economy. Some of the most important state-owned financial institutions are Financiera Eléctrica Nacional (FEN), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”) and Finagro. FEN’s principal mission is to provide financing to the energy sector. FEN raises capital from international markets to make loans to companies in Colombia’s energy sector. Bancoldex’s principal activity is to provide long- and short-term financing and specialized financial products to support Colombian exports and foreign trade-related activities. Finagro is the financial entity in charge of implementing financial programs for the agricultural sector. The accounts of FEN, Bancoldex, Finagro and other financial institutions owned by the Government are not included in the consolidated public sector finance figures that appear in other sections of this document.

In 2003, the Government liquidated Instituto de Fomento Industrial (IFI), a state-owned financial institution. IFI’s principal activities included providing venture capital and loans on favorable terms to mid-sized and large businesses to support industrial development. Also in 2003, the Government initiated the process of privatizing Bancafé which was finalized with the sale in September 2006 for a price of Ps. 2.21 trillion ($996.4 million) that was received on February 2007. 80.3% of the proceeds were used to reduce the Government’s funding needs for 2007, 8.1% for the payment of the Banco Cafetero en Liquidación’s pension liabilities and 11.5% for the reserves of FOGAFIN.

Principal State-Owned Financial Institutions

	Total Assets as of December 31, 2011(1)	Total Liabilities as of December 31, 2011(1)	Net Profits for 2011(1)	Total External Debt Guaranteed by the Republic as of December 31, 2011(1)
	(millions of U.S. dollars)
State-Owned Banks
Banco Agrario	8,409	7,682	198	0
Commercial Financing Companies
Bancoldex Leasing	189	171	2	0
Special State-Owned Institutions	19.317	18.551	287	417
Bancoldex	3,069	2,375	8	259
Findeter	3,077	2,644	15	158
Fen	186	21	37	0
Finagro	3,358	3,054	25	0
Icetex	14	2,375	8	192
Fonade	531	476	3	0
Fogafin	3,972	3,757	110	0
Fondo Nacional del Ahorro	2,463	1,489	56	0
Fogacoop	191	160	4	0
Fng	287	110	20	0
Caja de Vivienda Militar	2,168	2,088	1	0

Total	$27,915	$26,403	$486	$417

Totals may differ due to rounding.

1:	Converted into dollars at the rate of Ps. 1943.70/$1.00, the representative market rate on December 31, 2011.

Source:    Financial Superintendency and financial statements of each company that are publicly available.

Privatizations and Concessions

The following table lists the entities privatized since 1997, including the year in which the privatization occurred and the proceeds from the privatization for each enterprise.

Privatization of State-Owned Enterprises

	Year	Proceeds (1)
		(millions of U.S. dollars)
IFI Enterprises
Agroindustry
Cerromatoso	1997	154
Electrical
EPSA	1997	498
Chivor	1997	638

	Year	Proceeds (1)
		(millions of U.S. dollars)
EEBP(2)	1997	2,178
Electrocaribe and Electrocosta(3)	1998	523
Transelca(4)	1998	137
Enertolima(5)	2006	106
Eade(6)	2006	26
EDEQ(7)	2008	23
CHEC(8)	2008	122
ESSA(9)	2009	145
CENS(9)	2009	70
EEC(9)	2009	82
EBSA(16)	2011	417
Mineral
Cerrejón Zona Central	1997	10
Cerrejón Zona Norte (Carbocol)	2000	384
Cerrejón Zona Norte (Carbocol)(10)	2001	81
Ecogas(11)	2006	1,377
Ecopetrol Enterprises
Gas Natural	1997	149
Financial
Bancafe(12)	2006	927
Telecommunications
Telecom(13)	2006	361
Others
Propal(14)	2006	16
Devinorte(15)	2009	15

1:	The proceeds from privatizations for the years 1997, 1998 and 2001 have been translated into dollars at the average rates of Ps. 1,140.5/$1.00, Ps. 1,426.6/$1.00 and Ps. 2,291.2/$1.00, respectively. Proceeds from the 2000 privatization were paid in dollars.
2:	Capitalization through the issuance of stock constituting 48.5% of the equity of Empresa de Energía de Bogotá.
3:	Capitalization.
4:	Capitalization by ISA.
5:	Capitalization. The value has been translated into dollars at a rate of Ps. 2,379 /$1.00, which was the exchange rate on May 4, 2006.
6:	The value has been translated into dollars at a rate of Ps. 2,358.96/$1.00, which was the average exchange rate of 2006.
7:	The value has been translated into dollars at a rate of Ps. 1853.44/$1.00, which was the exchange rate on August 15, 2008.
8:	The value has been translated into dollars at a rate of Ps. 2,319.13/$1.00, which was the exchange rate on September 18, 2008.
9:	The value has been translated into dollars at a rate of Ps. 2,575.5/$1.00, which was the exchange rate on February 26, 2009.
10:	Corresponds to working capital adjustments paid in 2001 related to the privatization in 2000.
11:	The value has been translated into dollars at a rate of Ps. 2,358.96/$1.00, which was the average exchange rate of 2006.
12:	The value has been translated into dollars at a rate of Ps. 2,385/$1.00, which was the average exchange rate in September 2006.
13:	Capitalization. The value has been translated into dollars at a rate of Ps. 2,365/$1.00, which was the exchange rate on April 7, 2006.
14:	The value has been translated into dollars at a rate of Ps. 2,251.75/$1.00, which was the exchange rate on February 13, 2006.
15:	The value has been translated into dollars at a rate of Ps. 2,016.17/$1.00, which was the exchange rate on December 11, 2009.
16:	The value has been translated into dollars at a rate of Ps. 1,938.52/$1.00, which was the exchange rate on December 29, 2011.

Sources:	Consejo Superior de Política Fiscal (Council of Fiscal Policy), Fondo de Garantías de Instituciones Financieras (FOGAFIN), Ecopetrol S.A. and IFI. Subdirección de Banca de Inversión - Ministerio de Hacienda y Crédito Público

In order to foster private sector participation in public utility projects, the 1994 Ley de Servicios Públicos Domiciliarios (Residential Public Services Law) establishes the general framework for public utility services provided by both public and private sector companies. In addition to authorizing the privatization of public utility companies, the law permits consumers to purchase shares in those companies through installments. For example, consumers may pay for their share purchases through periodic payments in conjunction with utility bill payments.

Under the Constitution and Law 226 of 1995, all of the shares of any public entity being privatized must first be offered to its employees and to instituciones solidarias (social solidarity institutions), such as pension funds, cooperatives, mutual funds and severance funds, before they can be offered publicly to investors.

For more information on the privatization of electric power companies, see “—Principal Sectors of the Economy—Energy.”

Ecopetrol S.A. has been an active participant in the Government’s privatization efforts, having sold in the mid-1990s ownership interests on several occasions. Although Ecopetrol S.A. had planned to divest certain assets in the thermal sector, the company is now considering the retention of those assets for electrical generation. In addition, Ecopetrol S.A. sold its interest in Monómeros Colombo Venezolanos to Petroquímica de Venezuela, S.A., which now owns 100% of the shares of the company.

The Government has also granted concession contracts to facilitate private participation in telecommunications and infrastructure projects. Infrastructure projects eligible for concession contracts include ports, railroads, airports and gas pipelines. In telecommunications, the Government has opened the market for cellular telephone services and “value-added” services, which include internet access, video services and electronic payment systems, and permits competition in domestic and international long distance, as well as local telephone services.

In 1989, the Government began restructuring Colombia’s railway system, replacing the old state-owned railway company, Ferrocarriles Nacionales, with a new state-owned company, Ferrovías. Until 1998, the role of Ferrovías was limited to the maintenance, expansion, modernization and administration of the rail network, while the actual transportation of passengers and cargo was carried out by operators owned wholly or partially by private sector interests. In 1998, Ferrovías transferred network repair, maintenance and operational responsibilities for the Pacific rail line to the private sector through a 30-year concession agreement with Concesionario Red Férrea del Pacífico. In 1999, a similar arrangement was made for the Atlantic rail line with Ferrocarriles del Norte de Colombia.

As part of the Government’s national gas plan, Ecopetrol S.A. has awarded concession contracts and BOMT agreements for the construction and operation of four gas pipelines. Local distribution is already operated by the private sector. For further details on gas pipeline concessions, see “—Principal Sectors of the Economy—Energy” above.

On October 31, 2005, the State-Owned Bank Granahorrar was privatized when BBVA of Spain purchased Granahorrar for Ps. 970.0 billion (approximately $423.7 million).

In February 2005, the Government announced the sale of the Empresa Colombiana de Gas – ECOGAS. On December 6, 2006, the company was sold for Ps. 3,250 billion ($1,377 million) to the Empresa de Energía de Bogotá.

Other privatizations that occurred in 2006 included Productora de Papeles S.A. for $16 million, Empresa Antioqueña de Energía S.A. E.S.P. for $26 million, Colombia Telecomunicaciones S.A E.S.P. for $368 million and Compañía Energética del Tolima S.A. E.S.P. for $106 million.

In August 2008, Electrificadora del Quindio S.A. –EDEQ was sold for $21.8 million to EPM Inversiones. In September 2008, Central Hidroelectrica de Caldas –CHEC was sold to EPM Inversiones, the State of Caldas and others for a value $122.4 million.

In February 2009, the Government sold its interest in the following companies: Electrificadora de Santander S.A. (“ESSA”) to EMP Inversiones and the State of Santander for a value for $143.7 million; Centrales: Electricas del Norte de Santander S.A. (“CENS”) for $69.9 million to EPM Inversiones and the State of Norte de Santander; and Empresa de Energia de Cundinamarca S.A. (“EEC”) to Empresa de Energia de Bogotá and the State of Cundinamarca for $82.0 million. In December 2009, the Instituto de Fomento Industrial –IFI (Industrial Promotion Institute) sold its interest in Desarrollo Víal del Norte de Bogotá (“Devinorte”), to the other members of the project for $15 million. During 2010, the Government did not sell any interest in any company.

In December 2011, the Government sold its interest in Empresa de Energia de Boyaca ESP (“EBSA”) to BCIF Holding Colombia S.A for Ps. 807.7 billion.

Environment

Colombia, by virtue of its geographical location at the northwestern tip of South America, with mountainous regions, coasts on two oceans and the Amazon basin, has one of the most complex and diverse ecological and biological systems in the world. However, the pressures caused by growth and development have resulted in the exploitation of natural resources and production methods directed at short-term productivity have been used without considering the environmental consequences. The principal environmental problems in Colombia today consist of soil erosion in the Andes; water, soil and air pollution in the Andes and the Caribbean region; and deforestation and instability of the water supply throughout the country.

In 1993, the Ministry of the Environment assumed responsibility for all environmental matters. The creation of a separate ministry had increased environmental regulations and centralized national environmental policymaking.

Decree 216 of February 3, 2003 merged the Ministry of Environment with the Ministry of Housing and established the objectives and organic structure of the Ministry of Environment, Housing and Regional Development. The objective of the Ministry is to contribute and promote sustainable development through policies, plans, programs, projects and regulation related to environment, natural renewable resources, land use, territorial organization, potable water, urban and regional development and housing.

The rainy season that affected the country in 2010 and continued during the first half of 2011 changed the direction of environmental policy towards humanitarian aid, rehabilitation and reconstruction, redistribution of resources and the need to rethink prevention strategies to avoid adverse consequences of future environmental disasters.

Additionally, while increased economic growth has contributed significantly to improving income and welfare of Colombian people, it has been accompanied by environmental degradation and deepening of problems such as deforestation and water and air pollution. The Santos administration has established strategic guidelines for environmental sustainability that include the protection of areas of special ecological relevance, the development of policies for conservation of biodiversity, the strengthening of management of water resources, the execution of a national policy on climate change, the reinforcement of institutions for improved risk prevention and immediate response to disasters and the development of strategies for environmental management in agricultural and mining industries.

Employment and Labor

Beginning in March 2001, Colombia’s unemployment surveys have been presented on a monthly basis, and are based on an increased sample of thirteen cities from the previously used sample of cities. The following are results for 2007 through 2011 and for the first three months of 2012.

Employment Status in the Thirteen Largest Cities(1)

	2007
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,057	9,423	9,307	9,178	9,462	9,431	9,355	9,405	9,556	9,654	9,627	9,402
Employed (in thousands)(2)	7,749	8,210	8,142	8,113	8,394	8,340	8,305	8,340	8,557	8,668	8,770	8,442
Participation Rate (%)(3)	60.1	62.4	61.5	60.6	62.4	62.1	61.5	61.7	62.6	63.1	62.9	61.3
Unemployment Rate (%)(4)	14.4	12.9	12.5	11.6	11.3	11.6	11.2	11.3	10.5	10.2	8.9	10.2
Underemployment Rate (%)(5)	8.0	10	9.9	10.2	9.0	10.7	10.3	10.5	9.7	9.1	10.6	9.8

	2008
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,567	9,679	9,653	9,741	9,706	9,491	9,890	9,770	9,710	9,854	9,659	9,603
Employed (in thousands)(2)	8,389	8,461	8,495	8,640	8,565	8,383	8,716	8,655	8,611	8,774	8,655	8,558
Participation Rate (%)(3)	62.3	62.9	62.6	63.1	62.8	61.3	63.8	62.9	62.4	63.3	61.9	61.5
Unemployment Rate (%)(4)	12.3	12.6	12.0	11.3	11.7	11.7	11.9	11.4	11.3	11.0	10.4	10.9
Underemployment Rate (%)(5)	10.6	11.7	11.8	9.6	10.2	9.7	11.0	11.2	11.4	10.7	11.0	9.8

	2009
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,732	10,053	10,073	10,187	10,086	10,207	10,372	10,096	10,171	10,448	10,434	10,417
Employed (in thousands)(2)	8,285	8,686	8,711	8,875	8,830	8,878	9,043	8,770	8,856	9,154	9,174	9,133
Participation Rate (%)(3)	62.2	64.1	64.2	64.8	64.1	64.7	65.7	63.8	64.2	65.9	65.7	65.5
Unemployment Rate (%)(4)	14.9	13.6	13.5	12.9	12.4	13.0	12.8	13.1	12.9	12.4	12.1	12.3
Underemployment Rate (%)(5)	10.1	12.0	12.1	11.6	12.1	13.3	12.0	11.8	12.0	12.2	11.6	11.4

	2010
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	10,390	10,398	10,342	10,442	10,432	10,500	10,676	10,519	10,748	10,727	10,799	10,715
Employed (in thousands)(2)	8,801	8,999	9,065	9,145	9,097	9,156	9,253	9,238	9,507	9,531	9,650	9,505
Participation Rate (%)(3)	65.2	65.2	64.7	65.2	65.1	65.4	66.4	65.3	66.7	66.4	66.8	66.2
Unemployment Rate (%)(4)	15.3	13.5	12.3	12.4	12.8	12.8	13.3	12.2	11.5	11.2	10.6	11.3
Underemployment Rate (%)(5)	13.3	14.4	14.1	12.8	13.4	13.5	14.5	14.4	13.6	14.8	12.7	12.0

	2011
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	10,573	10,702	10,762	10,789	10,737	10,905	10,933	10,771	11,085	11,313	11,156	11,092
Employed (in thousands)(2)	9,017	9,289	9,445	9,519	9,557	9,621	9,698	9,651	9,950	10,162	10,007	9,939
Participation Rate (%)(3)	65.2	65.9	66.2	66.3	65.8	66.8	66.9	65.8	67.6	68.9	67.8	67.4
Unemployment Rate (%)(4)	14.7	13.2	12.2	11.8	11.0	11.8	11.3	10.4	10.2	10.2	10.3	10.4
Underemployment Rate (%)(5)	12.1	31.9	13.9	13.1	12.2	12.4	12.8	12.8	12.3	13.0	13.6	11.6

	2012
	Jan	Feb	Mar
Labor Force (in thousands)	10,993	10,907	11,227
Employed (in thousands)(2)	9,532	9,548	9,994
Participation Rate (%)(3)	66.7	66.1	67.9
Unemployment Rate (%)(4)	13.3	12.5	11.0
Underemployment Rate (%)(5)	11.9	12.9	13.0

1:	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio. Average rates for each month.
2:	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.
3:	Participation rate is defined as the labor force divided by working age population. The working age is 12 years and above.
4:	Unemployment rate is defined as the unemployed population divided by the labor force.
5:	Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours per week and desire to work more, they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive.

Source:    DANE.

The following table shows national employment statistics for 2007 through 2011 and for the first three months of 2012.

National Employment Status

	2007
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	18,643	19,287	18,823	19,325	19,034	19,153	19,106	19,013	19,361	20,138	19,841	19,374
Employed (in thousands)(1)	16,053	16,813	16,578	17,218	16,839	17,015	16,974	16,972	17,263	18,114	17,973	17,457
Participation Rate (%)(2)	56.9	58.8	57.3	58.7	57.7	58.0	57.8	57.4	58.4	60.7	59.7	58.2
Unemployment Rate (%)(3)	13.9	12.8	11.9	10.9	11.5	11.2	11.2	10.7	10.8	10.1	9.4	9.9
Underemployment Rate (%)(4)	8.3	9.3	8.8	9.4	9.4	9.1	9.5	9.5	9.1	9.4	10.4	9.6

	2008
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	19,237	19,692	19,968	19,957	19,844	19,206	19,747	19,529	19,739	19,802	19,466	19,783
Employed (in thousands)(1)	16,715	17,329	17,727	17,736	17,694	17,057	17,359	17,341	17,577	17,798	17,364	17,685
Participation Rate (%)(2)	57.7	59.0	59.7	59.6	59.2	57.2	58.7	58.0	58.5	58.6	57.6	58.4
Unemployment Rate (%)(3)	13.1	12.0	11.2	11.1	10.8	11.2	12.1	11.2	11.0	10.1	10.8	10.6
Underemployment Rate (%)(4)	10.2	11.0	10.1	9.2	9.7	9.1	9.5	9.6	9.3	9.4	9.2	8.9

	2009
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	21,396	21,546	21,255	21,837	21,617	21,648	21,729	21,745	22,059	22,263	22,237	21,996
Employed (in thousands)(1)	18,267	18,832	18,745	19,165	19,014	19,129	18,973	19,318	19,727	20,003	19,837	19,550
Participation Rate (%)(2)	58.7	59.7	60.7	61.6	61.6	61.1	61.7	60.4	60.7	63.9	62.9	62.6
Unemployment Rate (%)(3)	14.2	12.5	12.0	12.1	11.7	11.4	12.6	11.7	12.2	11.5	11.1	11.3
Underemployment Rate (%)(4)	9.2	10.3	10.6	11.3	11.6	12.0	10.9	11.2	11.2	11.3	10.6	10.5

	2010
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	21,396	21,546	21,255	21,837	21,617	21,648	21,729	21,745	22,059	22,263	22,237	21,996
Employed (in thousands)(1)	18,276	18,832	18,745	19,165	19,014	19,129	18,973	19,318	19,727	20,003	19,837	19,550
Participation Rate (%)(2)	62.1	62.5	61.5	63.1	62.4	62.4	62.6	62.5	63.4	63.9	63.7	62.9
Unemployment Rate (%)(3)	14.6	12.6	11.8	12.2	12.0	11.6	12.7	11.2	10.6	10.2	10.8	11.1
Underemployment Rate (%)(4)	12.0	12.5	12.4	12.2	12.5	12.4	13.0	13.3	12.7	13.6	12.6	11.7

	2011
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	21,895	21,887	21,973	22,056	22,353	22,159	22,330	22,163	22,588	23,680	23,232	23,031
Employed (in thousands)(1)	18,927	19,072	19,585	19,588	19,839	19,743	19,753	19,929	20,389	21,549	21,090	20,770
Participation Rate (%)(2)	62.6	62.5	62.6	62.8	63.5	62.9	63.3	62.8	63.9	66.9	65.5	64.9
Unemployment Rate (%)(3)	13.6	12.9	10.9	11.2	11.2	10.9	11.5	10.1	9.7	9.0	9.2	9.8
Underemployment Rate (%)(4)	11.9	12.5	12.1	12.3	11.8	11.3	12.5	11.3	11.1	12.4	11.9	11.5

	2012
	Jan	Feb	Mar
Labor Force (in thousands)	22,718	22,906	22,864
Employed (in thousands)(1)	19,884	20,187	20,494
Participation Rate (%)(2)	63.9	64.4	64.2
Unemployment Rate (%)(3)	12.5	11.9	10.4
Underemployment Rate (%)(4)	11.3	12.6	11.8

1:	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.
2:	Participation rate is defined as the labor force divided by working age population. The working age is 12 years and above.
3:	Unemployment rate is defined as the unemployed population divided by the labor force.
4:	Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours per week and desire to work more, they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive.

Source:    DANE.

The average unemployment rate for December 2011 in the thirteen largest urban areas was 10.4%, as compared to 11.3% for the same month in 2010. The national unemployment rate on December 31, 2011 was 9.8%, a decrease from the unemployment rate of 11.1% recorded at December 31, 2010 and a decrease from the unemployment rate of 11.3% on December 31, 2009. Although several months in 2011 witnessed marginal increases in the monthly unemployment rate from the preceding month in the thirteen largest cities, the unemployment rate decreased significantly during 2011 as a whole, from 14.7% in January 2011 to 10.4% in December 2011. Moreover, the unemployment rate in the thirteen largest cities has been stable during the past years, recording 10.2% in December 2007, 10.9% in December 2008, 12.3% in December 2009, 11.3% in December 2010 and 10.4% in December 2011. The national unemployment rate also experienced a general decreasing trend in 2011, beginning at 13.6% in January 2011 and ending at 9.8% in December 2011.

In December 1990, the Government enacted legislation to permit greater flexibility in labor contracts by eliminating ambiguities over non-wage benefits and eliminating restrictions regarding severance and furlough of workers. The same law also modified the unemployment benefits system to allow workers to elect private sector management of their severance funds. The Colombian Labor Code now requires employers, on an annual basis, to transfer severance payments equal to one month of salary plus 12% interest to the severance administration fund chosen by each employee. Employees only have access to these severance funds upon termination of their employment or, prior to termination, under special circumstances, including the purchase or improvement of a residence and the payment of qualifying tuition payments. Severance funds become available regardless of whether an employee is terminated involuntarily or resigns and are not conditioned on unemployment. Colombia does not have an unemployment fund.

Under legislation enacted in 1993 to partially privatize the pension system, employees may elect that their pension contributions (both employee and employer derived) be deposited with private pension administrators. If no such election is made, the funds will continue to be managed by the Instituto de Seguros Sociales (Social Security Institute, or “ISS”). The Government guarantees both privately managed pensions and the ISS fund. The partial privatization of the pension system was intended to increase the efficiency of pension management, while injecting a new source of funds into local capital markets. The privately administered pension funds have more investment flexibility, having investment options including government obligations, certificates of deposit, bonds, commercial paper and, up to certain limits, equity securities. The 1993 law also allowed private companies to offer health and worker’s compensation insurance.

Because of a pension reform approved in 2002, starting in 2014, the retirement age will be raised from 60 to 62 for men and from 55 to 57 for women. The minimum number of weekly pension payments required for retirement will gradually increase from 1,000 in 2005 to 1,300 in 2015.

Wages for workers in the public sector are customarily established at the beginning of each calendar year. Private sector wages are subject to the minimum wage set annually by the Government at the beginning of each calendar year. The following table shows the monthly minimum wage rates set by the Government and the real wage index for each of the years indicated.

Monthly Minimum Wage and Real Wage Index

Year	Monthly Minimum Wage	Percentage change	Real Wage Index
	(in nominal pesos)		(2011=100)
2007	433,704	6.3	95.2
2008	461,500	6.4	94.1
2009	496,900	7.7	99.3
2010	515,000	3.6	99.7
2011	535,600	3.4	100.0
2012	566,700	5.0	n.a

n.a.: Not available.

1:	Real Wage Index is the nominal monthly minimum wage corrected for changes in purchasing power measured by the consumer price index.

Sources: Ministry	of Labor and Social Security and DANE.

Poverty

In 2009, DANE and the National Planning Department (“DNP”) decided to consolidate and standardize the poverty and inequality time series data from 2002 to 2005 in order to make the data comparable with the data from the new survey introduced by DANE during the second half of 2006. Following the consolidation process, in August 2009, DNP released updated figures for poverty, homelessness and inequality for 2002 to 2008, excluding 2006 and 2007 because DNP determined that the information for 2006 was insufficient and 2007 was a transition year for the change in methodology. In September 2011, DNP released a new methodology that changed the poverty line and the construction of the family aggregate income. The following table shows the percentage of the population with incomes below the poverty line for the years indicated following the new methodology.

Poverty in Colombia(1)

(percentage of population below poverty line)

2007	n.a.
2008	42.0%
2009	40.3%
2010	37.2%
2011	34.1%

n.a.: Not available

1:	The poverty line is defined as the minimum level of income necessary to acquire an adequate amount of food and primary goods. Households whose annual income falls below that level are considered to be living in poverty.

Source:    DANE

Although Colombia does not have a welfare system, the Government modified the pension system in 1993 to serve social welfare needs, as discussed above. For further discussion of the pension system, see “Public Sector Finance—Public Sector Accounts—Expenditures” below. Also in 1993, legislation created a decentralized health care system which should, in the long term, provide subsidized care to the entire population.

On January 19, 2011, the President signed into law the Health Reform Law that allocates more resources to the health system (Ps.1.5 trillion per year). The Government will contribute Ps.1.0 trillion from the national budget, and other resources are expected to come from the Family Compensation Funds (a non-governmental agency that pays social security subsidies), municipalities and departments, among others. The law will also order periodic updates to the public health insurance plans in order to make them consistent with the epidemiological profile of the population, limiting and rationalizing the type of treatments and drugs that are included in the insurance plans.

FOREIGN TRADE AND BALANCE OF PAYMENTS

General

According to statistics compiled by Banco de la República, total trade in goods, both exports and imports, grew by 24.1% in 2007, and 23.4% in 2008, but decreased 14.1% in 2009. Total trade in goods grew by 22.2% in 2010 and by 38.8% in 2011. Net foreign direct investment increased by 46.4% and 2.8% in 2007 and 2008, respectively, but decreased by 51.6% in 2009 and 91.7% in 2010. Net foreign direct investment increased by $4.6 billion in 2011, or 1,364.9%, as compared to the previous year due mainly to an increase in foreign investments in the petroleum sector amounting to $5,083 million, in the mining sector amounting to $2,621 million in the commerce sector amounting to $2,264 million, and in the transportation and communications sector amounting to $1,421 million. Banco de la República’s net international reserves increased by 35.7% in 2007, 14.7% in 2008, 5.5% in 2009 and 12.2% in 2010. In 2011, net international reserves grew by 13.5% compared to the prior year.

Balance of Payments

Colombia’s current account registered deficits from 2007 to 2011, recording shortfalls of $5,978 million in 2007, $6,699 million in 2008, $4,960 million in 2009, $8,760 million in 2010 and $9,980 million in 2011. In 2007, Colombia recorded a trade deficit of $584 million primarily due to an increase in imports of $6,303 million compared to 2006 that was not offset by an increase in exports of $5,396 million in the same period. In 2008, the trade surplus reached $971 million primarily due to an increase in exports, mainly oil and coal, by $7,957 million, compared to the previous year. The current account deficit, however, increased to $6,699 million in 2008. In 2009, the trade surplus reached $2,545 million primarily due to a decrease in imports by $6,084 million compared to 2008. For 2010 the trade surplus reached $2,240 million, a decrease of $305 million from trade surplus recorded in the prior year. The decrease in the trade surplus was due to an increase in imports of $6,998 million, mainly of consumer and intermediate goods. In 2011, the trade surplus reached $5,514 million primarily due to an increase in exports of $16,872 million compared to 2010.

During 2008, the Colombian foreign trade was affected by the international financial crisis to a lesser extent than that of Brazil, Chile, Mexico and Peru in terms of exports, investment and tourism. The decrease in Colombian exports by the end of 2008 was mainly due to the decrease in external demand and the international prices on primary goods such as oil, coal, coffee and nickel. Although the export sector experienced a decline in demand and incurred higher cost for imports, it benefited from the Colombian peso depreciation through higher income.

The global economic slowdown in 2009 resulted in a lower current account deficit for 2009 as compared to 2008. The deterioration in the international price of Colombian commodity exports, the contraction in real GDP of Colombia’s trading partners, Venezuela’s trade restrictions and the weakness of domestic demand were factors that contributed to slower trade dynamics. Lower profits and dividends from multinational companies based in Colombia and a marked drop in transfers from workers abroad also were factors.

In 2010 and 2011, rising commodity prices, growth in Latin America and higher confidence in the region allowed capital flows to finance Latin America’s current account deficits, in particular foreign direct investment and payments of external debt. In Colombia, an increasing domestic demand supported a growth in imports, while exports were also increasing due to higher international commodity prices.

In recent years, Colombia has registered deficits in the income category of the current account, because inflows from its foreign assets have not been sufficient to offset the interest payable on its foreign liabilities. Each of the last five years ended with a deficit: $7,962 million in 2007, $10,110 million in 2008, $9,298 million in 2009, $11,851 million in 2011 and $15,820 million in 2011. Net transfers, however, registered inflows of $5,216 million in 2007, $5,512 million in 2008, $4,613 million in 2009, $4,475 million in 2010 and $4,948 million in 2011. According to preliminary data from Banco de la República, approximately $4,168 million of total transfers in 2011 corresponded to remittances from workers abroad. This economic indicator is associated with migratory flows and the performance of the economies where Colombian workers reside (especially Spain and the United States). Colombia has also continued to experience deficits in the services category in recent years because of decreased participation by Colombian shipping companies in the international freight market, falling international transport fares, reduced income from tourism and increased costs related to business and construction activities.

In 2007, Colombia registered a capital account surplus of $10,347 million, which was 258.0% higher than the $2,890 million surplus in 2006. This increase was mainly due to an increase in total foreign investment in 2007 as compared to 2006, from $3,127 million to $9,027 million. Net foreign direct investment increased by $2,578 million and net portfolio investment inflows increased by $3,321 million in 2007 compared to 2006. In 2008, Colombia registered a capital account surplus of $9,515 million, which is 8.0% lower than the $10,347 million surplus in 2007. Total foreign investment in 2008 decreased by 18.5% as compared to 2007, from $9,027 million to $7,359 million. Net foreign direct investment increased by $230 million while net portfolio investment inflows decreased by $1,898 million in 2008 compared to 2007. The capital account stood at a surplus of $6,254 million in 2009, which was 34.3% lower than the surplus in 2008. Total foreign investment in 2009 decreased by 19.6% as compared to 2008, from $7,359 million to $5,916 million. Net foreign direct investment decreased by $4,317 million while net portfolio investment inflows increased by $2,873 million. The capital account stood at a surplus of $11,770 million in 2010, which is 88.2% higher than the surplus in 2009. In 2010, total foreign investment decreased by 74.1% as compared to 2009, from $5,916 million to $1,535 million. Net foreign direct investment decreased by $3,711 million and net portfolio investment inflows decreased by $670 million in 2010 compared to 2009. The capital account stood at a surplus of $13,322 million in 2011, which is 13.2% higher than the surplus in 2010. In 2011, total foreign investment increased by 658.2% as compared to 2010, from $1,535 million to $11,635 million. Net foreign direct investment increased by $4,607 million and net portfolio investment inflows increased by $5,493 million in 2011 compared to 2010.

The capital account of Colombia’s balance of payments includes direct investment flows, portfolio investment flows and net changes in external indebtedness. From 2007 to 2011, liberalized foreign investment regulations and aggressive privatization programs contributed to a significant increase in net foreign direct investment (i.e., foreign direct investment in Colombia less direct investment by Colombians abroad), as measured for balance of payments purposes. Net foreign direct investment reached $8,136 million in 2007, $8,366 million in 2008, and $4,049 million in 2009, $338 million in 2010, and $4,945 million in 2010. These results represent historically high levels of net foreign direct investment due to the privatization of public enterprises such as Telecom and the purchase by foreign investors of various important Colombian companies, such as Colombia Móvil S.A. E.S.P, Superview S.A., TV Cable S.A., DHL and Propal Monómeros Colombo Venezolanos SA. Net foreign direct investment decreased to $338 million in 2010 primarily due to lower investment in the mining, commerce and transportation and communication sectors compared to the prior year. The mining and petroleum sectors, however, reported inflows of foreign investment in 2011 reaching approximately $7,704 million.

The table below sets forth data on Colombia’s balance of payments as compiled in accordance with the methodology currently employed by Banco de la República.

Balance of Payments (1)

	2007(2)	2008(2)	2009(2)	2010(2)	2011(2)
	(millions of U.S. dollars)

Current Account
Exports (FOB)
Oil and its Derivatives	$7,318	$12,204	$10,254	$16,483	$27,954
Coffee	1,714	1,883	1,543	1,884	2,608
Coal	3,495	5,043	5,416	6,015	8,397
Nickel	1,680	864	726	967	827
Gold and emeralds(3)	458	1,045	1,625	2,204	2,898
Nontraditional(4)	14,716	16,056	12,998	11,993	13,532

	29,381	37,095	32,563	39,546	56,216
Imports (FOB)
Consumer Goods	6,055	6,805	6,098	8,169	10,347
Intermediate Goods	12,886	16,060	12,113	15,798	21,182
Capital Goods	11,147	13,454	12,300	13,541	19,199

	30,088	36,320	30,510	37,508	50,728
Special Trade Operations (Net)(5)	122	196	493	202	27

Trade Balance	(584)	971	2,545	2,240	5,514

	2007(2)	2008(2)	2009(2)	2010(2)	2011(2)
	(millions of U.S. dollars)
Current Account
Exports (FOB)
Services (Net)(6)
Inflow	3,636	4,137	4,202	4,446	4,907
Outflow	6,283	7,210	7,023	8,070	9,528

	(2,647)	(3,072)	(2,821)	(3,623)	(4,621)
Income (Net)(7)
Inflow	1,895	1,925	1,479	1,444	2,284
Outflow	9,857	12,035	10,777	13,296	18,104

	(7,962)	(10,110)	(9,298)	(11,851)	(15,820)
Transfers (Net)	5,216	5,512	4,613	4,475	4,948
Total Current (Net)	(5,978)	(6,699)	(4,960)	(8,760)	(9,980)
Capital Account
Foreign Direct Investment (Net)(8)	8,136	8,366	4,049	338	4,945
Portfolio Investment (Net)(9)	891	(1,007)	1,867	1,197	6,690
Total Foreign Investment	9,027	7,359	5,916	1,535	11,635
Loans (Net)(10)	1,667	1,462	147	9,341	1,917
Commercial Credits	(121)	301	(549)	293	722
Leasing(10)	110	272	727	16	535
Other(10)	(317)	123	22	593	(1,469)
Other Long Term Financing	(20)	(1)	(8)	(8)	(18)
Total Capital (Net)	10,347	9,515	6,254	11,770	13,322
Errors and Omissions	328	(193)	54	126	402

Change in Gross International Reserves	$4,698	$2,623	$1,347	$3,136	$3,744

Totals may differ due to rounding.

1:	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.
2:	Preliminary.
3:	Gold exports made by private agents (including an estimate of contraband gold transactions).
4:	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.
5:	Principally goods acquired by ships in ports and foreign trade in free trade zones.
6:	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, insurance, information, personal and government services as well as commissions paid by the public and private sector on financial services relating to managing external debt.
7:	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.
8:	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment. Long-term foreign direct investment refers to foreign direct investment made in any particular sector of the economy for a period greater than one year, while short-term foreign direct investment refers to foreign direct investment made in financial assets or liabilities (loan portfolio) with a maturity equal to or less than one year.
9:	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows. Long-term portfolio investment refers to portfolio investment for a period greater than one year, while short-term portfolio investment refers to portfolio investment with a maturity equal to or less than one year.
10:	Includes long-term and short-term flows.

Source:     Banco de la República — Economic Studies.

Foreign Trade

Colombia’s trade has historically been, and continues to be, dominated by the export of raw materials and the import of intermediate and capital goods. Most consumer goods have traditionally been produced locally. Producers of these consumer goods had, until recent years, enjoyed the protection of high import tariffs and other trade barriers. Since the early 1990s, Colombia has reduced trade barriers, opening the economy to foreign competition. In 2007 and 2008, the imports of consumer goods reported an increase of 25.7% and 20.6% respectively, as compared to the prior years. In 2009, imports (CIF) of consumer goods decreased by 17.1% as compared to 2008, and in 2010 and 2011 imports (CIF) of consumer goods increased by 23.7% and 34.4%, respectively, as compared to the immediately preceding year.

Whereas tariffs used to be a means to raise tax revenues to remedy the growing fiscal deficit, tariffs are now regarded as a commercial policy instrument rather than a revenue source. In addition, changes to tariff rates have become less common due to Colombia’s participation in the Andean Community common external tariff agreement, which implemented common external tariffs in February 1995. See “—Geographic Distribution of Trade” for more information on the Andean Community.

Despite the free-trade policies adopted in recent years, the Government continues to recognize the special needs of some local producers. The program known as “Programa de Protección de Ingresos para Productores de Bienes Agrícolas Exportables” benefits producers of flowers and bananas, among other sectors. The program is expected to help the agricultural sector with a subsidy on the cost of exchange rate hedges, which initially will be at 60% and increase to 70% over the long term. The Government estimated that Ps. 8.9 billion was spent for the program in 2007. In 2008, the Government announced the continuation of the program with Ps. 49 billion in funds allocated to protect the revenues of agricultural exporters. On February 15, 2008, Finagro, after it became the operator of the program, established the subsidy to be between 70% and 90% of the cost of the exchange rate hedge, depending on the duration of the transaction, as well as the maximum hedge amount by producer and the maximum subsidy limit. From 2002 to 2008, the Government had spent Ps. 1.3 trillion for the measures that were taken in order to help alleviate the negative impact in peso appreciation. According to Ministry of Agriculture and Rural Development, as of May 2012, Ps. 9.9 billion had been spent of the total amount of Ps. 35 billion allocated for 2012.

On April 25, 2007, the Government established a new package of measures to protect the revenues of exporters of flowers and bananas from peso appreciation. Under the package, the Government used Ps. 150 billion to help exporters who annually sell approximately $1.5 billion of these products abroad. Subsidies would be distributed in two payments: the first one will be equal to half of the total support package and the second one will be conditioned on producers proving that they have maintained the current levels of employment. Contrary to past occasions, this program has been paid according to crop hectares and not exported dollars to avoid reduction in sanitary controls by producers using the sanitary incentive created by the Ministry of Agriculture in 2006. Of the total amount devoted to the program, Ps. 90 billion were paid to producers of flowers, Ps. 45 billion were paid to banana producers and Ps. 10 billion were sent to Finagro to leverage loans in order to finance new projects for agriculture at an interest rate of Depósitos a Término Fijo (“DTF”) minus 2%. The rest of the resources were used to fund 2008 subsidies and to pay interest on those loans. In May 2008, the Government announced that an additional amount of Ps. 120 billion would be used to support the industries most affected by the peso appreciation, such as textiles, leather, and chemicals, among others.

Colombia’s customs system, which is part of the Plan Vallejo (discussed further below under “Foreign Trade and Balance of Payments—Foreign Trade—Exports”), is designed to foster investment in the export sector and includes the following features:

•

Large exporters—those which exported over $2 million during the past 12 months and for which exports represented at least 60% of their operating income—may utilize simplified procedures for the import of raw materials and capital goods to be used in the production of exportable goods.

•

Special export programs grant customs and VAT exemptions for imports of raw materials, which are used to produce inputs and in turn used by other Colombian companies in the manufacture of goods to be exported.

•	New procedures permit the storage of foreign merchandise, free of import tariffs for a six-month period, so long as the merchandise is distributed abroad.

Exports

Commodities, particularly coffee, petroleum and coal, traditionally have been Colombia’s most important exports. In 1990, coffee accounted for 19.8% of exports, while oil and its derivatives accounted for 27.6% of total exports, and in 2011, coffee accounted for an estimated 4.6% of total exports, while oil and its derivatives accounted for 49.7% of total exports. Historically,the value of coffee exports began to decline in 1987 and accelerated with the price drop that followed the collapse of the International Coffee Agreement in 1989, an arrangement among coffee producing and consuming countries to stabilize coffee prices. Beginning in 1993, coffee exports recovered somewhat due to the effort led by Colombia to limit the world supply of coffee through an agreement with the World Association of Coffee Producing Countries, but coffee exports subsequently declined and are expected to remain a smaller portion of total exports than oil and its derivatives. However, the recent trend of higher international prices of commodities has led to an increase in coffee exports, which have grown from $1,714 million in 2007 to $2,608 million in 2011, according to preliminary figures from Banco de la República. Nontraditional exports, which include products such as shrimp, bananas, flowers and manufactured goods, have increased in recent years. Nontraditional exports, including emeralds, have increased from $9,935 million in 2005 to $13,661 million in 2011, and accounted for an estimated 24.3% of exports in 2011. Industrial exports have decreased from $11,344 million in 2007 to an estimated $10,798 million in 2011. During 2011, chemicals, textiles and apparel and food and beverages and tobacco were the sectors with the greatest share of total exports from the industry group with participation of 6.0%, 3.1% and 3.4%, respectively.

In September 2002, in order to comply with World Trade Organization standards, the Government dismantled a tax rebate program that assisted exporters in paying income taxes, sales taxes or import duties. The Government currently assists exporters through the Plan Vallejo, under which producers of goods intended for overseas markets may obtain partial or total exemptions from customs duties and taxes on imported raw materials, capital goods, intermediate goods and spare parts, as long as they are incorporated into the goods or services to be exported. In December 2002, the Government originally agreed with the World Trade Organization to continue the Plan Vallejo through December 31, 2006. However, during the free trade agreement negotiations with the United States that were completed at the end of 2006, the Government was able to preserve its discretionary power to apply tools to promote exports such as Plan Vallejo, also known as Special System of Imports and Exports, for raw materials and goods intended for overseas markets.

Since 2004, the Government has been pursuing steps to promote exports, including:

•

The formation of regional foreign trade advisory committees, which coordinate the knowledge and expertise of both the private sector and the Government. They achieve this purpose by exchanging initiatives and information, drafting proposals for overall programs and strategies, and implementing trade-related actions. These committees promote industry in areas conducive to exports, such as municipalities with shipping ports.

•

The formation of free trade zones — special enclaves which offer exchange, tax, customs and trade incentives to increase and diversify the production of goods and services for overseas markets. Industrial free trade zones may be used for goods and services, tourism promotion and science parks.

•	The creation of EXPOPYME — a program that supports small and medium-size companies and provides business advice for entrepreneurs seeking export opportunities.

Plan Vallejo is a Government program started in 2002 that seeks to assist exporters by granting them total or partial exemptions from customs duties and taxes on imported raw materials, capital goods, intermediate goods and spare parts, as long as they are incorporated into the goods or services to be exported. In 2008, the Government extended the benefits of Plan Vallejo by removing the duties on imports of machinery and equipment for 30 different categories of services. Services sectors such as tourism, software development, construction, communications, transport, among others, benefitted from the expansion of Plan Vallejo.

The following table shows the trends in the composition of Colombia’s exports for the years indicated, based on the export figures maintained by Banco de la República for balance of payments purposes.

Trends in the Composition of Exports

1990-2011(1)

	(millions of U.S. dollars and percentage of total exports)
	1990(2)		1995(2)		1999(2)		2005(2)		2011(2)
Exports (FOB):
Oil and its Derivatives	$1,951	27.6%	$2,185	21.5%	$3,757	32.5%	$5,559	26.7%	$27,954	49.7%
Coffee	$1,399	19.8%	$1,832	18.0%	$1,324	11.4%	$1,471	7.1%	$2,608	4.6%

	(millions of U.S. dollars and percentage of total exports)
	1990(2)		1995(2)		1999(2)		2005(2)		2011(2)
Coal	$545	7.7%	$596	5.9%	$848	7.3%	$2,598	12.5%	$8,397	14.9%
Nickel and Gold	$521	7.4%	$353	3.5%	$243	2.1%	$1,255	6.0%	$3,595	6.4%
Nontraditional Exports(3)	$2,664	37.6%	$5,190	51.1%	$5,392	46.6%	$9,935	47.7%	$13,661	24.3%

Total Exports	$7,079	100.0%	$10,155	100.0%	$11,563	100.0%	$20,818	100.0%	$56,216	100.0%

Totals may differ due to rounding.

1:	All figures since 1995 are based on the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual. Special Trade Operations are not incorporated.
2:	Preliminary.
3:	Includes emeralds.

Source:     Banco de la República—Economic Studies.

Exports of goods (according to balance of payments figures) increased by 42.2% in 2011 compared to 2010 due to an increase in mining and better performance of nontraditional exports. Nontraditional exports increased by 12.8%, from $11,993 million in 2010 to $13,532 million in 2011. Among nontraditional exports, the largest increases among the categories of specifically identified export products were registered by chemicals, which increased by 17.2%, food, beverages and tobacco, which increased by 28.2%, and textiles and apparel, which increased by 11.3%. Exports of goods (according to balance of payments statistics) in 2011 totaled approximately $56,216 million, including oil and its derivatives (49.7% of total exports), coal (14.9% of total exports), coffee (4.6% of total exports), nickel (1.5% of total exports), gold and emeralds (5.1% of total exports) and nontraditional exports (24.1% of total exports).

According to preliminary figures supplied by DANE and the Dirección de Impuestos y Aduanas Nacionales de Colombia (“DIAN”), exports of goods totaled $20,303.9 million during the first quarter of 2012, representing a 17.2% increase as compared to the same period in 2011. During the same period, traditional exports increased by 21.0%, due to the increase in traditional exports primarily caused by the improvement in exports of oil and its derivatives. Nontraditional exports increased by 8.5% mainly due to the increase in industry, gold and chemical products. The following tables show the composition of Colombia’s exports and the volume and price of Colombia’s leading exports for the years indicated.

Exports (FOB) by Group of Products

(millions of U.S. dollars)

						% of total
	2007(1)	2008(1)	2009(1)	2010(1)	2011(1)	2011(1)
Mining
Oil and its Derivatives	$7,318	$12,204	$10,254	$16,438	$27,954	49.7%
Coal	3,495	5,043	5,416	6,015	8,397	14.9%
Emeralds	126	154	88	109	129	0.2%
Nickel	1,680	864	726	967	827	1.5%
Gold(2)	332	891	1,537	2,095	2,769	4.9%
Others(3)	713	495	385	233	318	0.6%

	$13,664	$19,651	18,406	25,902	40,394	71.9%

Agriculture, Livestock, Forestry and Fishing, except Coffee	2,658	3,204	2,803	2,266	2,415	4.3%
Coffee	1,714	1,883	1,543	1,884	2,608	4.6%

						% of total
	2007(1)	2008(1)	2009(1)	2010(1)	2011(1)	2011(1)
Industry
Food, Beverages and Tobacco	1,421	1,547	1,480	1,482	1,900	3.4%
Textiles and Apparel(4)	2,601	2,992	1,755	1,575	1,753	3.1%
Wood and its Derivatives	154	141	87	78	74	0.1%
Paper and its Byproducts	793	862	747	661	727	1.3%
Chemicals	2,296	2,904	2,746	2,865	3,357	6.0%
Nonmetalic Minerals	581	561	453	399	448	0.8%
Iron and Steel Industries	1,192	1,348	856	1,013	1,047	1.9%
Machinery and Equipment	951	1,185	1,050	699	784	1.4%
Other Industries(5)	1,356	817	637	722	708	1.3%

Total Industries	11,344	12,357	9,811	9,494	10,798	19.2%

Total Exports(6)	$29,381	$37,095	32,563	$39,546	56,216	100%

Totals may differ due to rounding.

1:	Preliminary.
2:	Since 1980 to 1993 includes domestic purchase of gold by Banco de la República. The gold figures in this table represent the amount of gold transactions officially registered with Banco de la República. The amount registered does not reflect contraband transactions and may not reflect the amount actually traded. In contrast, the figures in the “Balance of Payments” and “Trends in the Composition of Exports” tables reflect the amount actually traded, and therefore differ from the figures presented in this table.
3:	Includes salt, clay and sand mining and manufacture of fertilizers, chemicals and other products.
4:	Includes leather, leather products and plastic.
5:	Includes jewelry, musical instruments, sporting goods and other products.
6:	Does not include special trade operations.

Source:     DANE for all categories except gold, which was provided by Banco de la República.

Volume and Price of Leading Exports

	2007(1)	2008(1)	2009(1)	2010(1)	2011(1)
Crude Oil Export Volume (thousands of barrels/day)	231	292	386	508	641
Crude Oil Price ($/barrel)	66.2	90.2	56.6	73.1	99.4
Coffee Export Volume (millions of 60 kg. bags)	10.5	9.9	7.6	6.8	7.2
Coffee Price ($/lb, ex dock)	1.26	1.45	1.77	2.10	2.84

1:	Preliminary.

Source:     Banco de la República.

In 2011, the total volume of crude oil exported increased by 26.2%, and the average price of crude oil exported by Colombia increased by 36.0% from $73.1 per barrel in 2010 to $99.4 per barrel in 2011. The weighted average price of coffee exported by Colombian producers increased to $2.84 per pound in 2011, representing an increase of 35.2% from the average price of $2.10 per pound in 2010. The volume of coffee exports increased by 5.9% in 2011, as compared with the volume exported in 2010.

Imports

Imports (CIF) grew by 25.7% in 2007, and 20.6% in 2008; but decreased 17.1% in 2009. Imports (CIF) increased by 23.7% in 2010 and 34.4% in 2011. Comparing 2010 figures with 2011 figures, imports of consumer goods increased by 25.7%, imports of raw materials and intermediate goods increased by 32.0% and imports of capital goods increased by 42.7%. In 2011, consumer goods comprised 20.7% of total imports, raw materials and intermediate goods accounted for 41.4% of total imports and capital goods comprised 37.9% of total imports.

According to preliminary figures supplied by DANE and DIAN, imports of goods totaled $13,848 million during the first quarter of 2012, representing an 13.6% increase as compared to the same period in 2011. This increase was primarily due to an increase in imports of fuels by 76.2%.

The following table shows the composition of Colombia’s major imports for the last five years.

Imports (CIF)

						% of total
	2007(1)	2008(1)	2009(1)	2010(1)	2011(1)	2011(1)
	(millions of U.S. dollars)
Consumer Goods
Non-Durable	$2,819	$3,406	$3,279	$3,960	5,152	9.4%
Durable
Autos	2,095	1,981	1,556	2,488	3,337	6.1%
Arms and Military Equipment	149	168	143	245	93	0.2%
Others	1,731	2,017	1,697	2,311	2,733	5.0%
Total Durable	3,975	4,167	3,396	5,044	6,164	11.3%
Total Consumer Goods	$6,794	$7,573	$6,675	$9,004	11,315	20.7%
Raw Materials and Intermediate Goods
Fuels(2)	905	1,807	1,195	2,070	3,844	7.0%
Electric	3	5	2	0	0	0.0%
Agricultural	1,114	1,696	1,236	1,391	1,845	3.4%
Industrial
Industrial, Chemical and Pharmaceutical Products	4,948	5,679	4,682	5,791	7,079	12.9%
Mineral Products	3,811	4,364	2,811	3,845	4,707	8.6%
Non-Food Agricultural Products	1,729	1,857	1,487	1,981	2,428	4.4%
Food Products	1,640	2,269	1,779	2,054	2,706	4.9%
Total Industrial	12,128	14,169	10,760	13,671	16,920	30.9%
Total Raw Materials and Intermediate Goods	14,150	17,677	13,193	17,133	22,609	41.4%
Capital Goods
Construction Materials	816	1,226	1,050	1,152	1,898	3.5%
Agricultural	96	142	126	110	174	0.3%
Transportation	3,855	4,489	4,942	4,930	8,155	14.9%
Industrial
Industrial Machinery	2,820	3,453	3,043	3,376	4,380	8.0%
Office and Technical Machinery	1,706	2,066	1,784	2,251	2,653	4.9%
Others	2,637	3,017	2,062	2,702	3,462	6.3%
Total Industrial	7,164	8,536	6,890	8,329	10,495	19.2%
Total Capital Goods	11,931	14,393	13,008	14,521	20,722	37.9%
Unclassified	22	26	22	25	29	0.1%
Total	$32,897	$39,669	$32,898	$40,683	$56,675	100.0%

Totals may differ due to rounding.

1:	Preliminary.

2:	Includes oil derivatives and coal.

Sources:     DANE and Dirección de Impuestos y Aduanas Nacionales (National Directorate of Customs and Taxes).

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports.

Merchandise Exports to Major Trading Partners

	2007(1)	2008(1)	2009(1)	2010(1)	2011(1)
	(percentage of total exports)
United States	35.3	38.0	39.9	42.7	38.5
Netherlands	2.8	2.0	4.1	4.2	4.4
Chile	1.3	2.3	1.9	2.7	3.9
China	2.6	1.2	2.9	4.4	3.5
Panama	0.8	0.8	0.9	2.4	3.4
Ecuador	4.3	4.0	3.8	4.6	3.4
Venezuela	17.4	16.2	12.3	3.6	3.1
Aruba	0.0	0.1	0.1	0.2	3.0
Spain	1.9	1.7	1.5	1.4	3.0
Peru	2.7	2.3	2.4	2.8	2.5
Brazil	1.6	1.7	1.8	2.6	2.4
United Kingdom	1.4	1.8	2.3	1.7	2.1
Switzerland	3.0	2.5	3.2	2.1	1.7
Others	25.0	25.5	23.0	24.7	25.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Preliminary.

Sources:     DANE

Merchandise Imports by Major Trading Partners

	2007(1)	2008(1)	2009(1)	2010(1)	2011(1)
	(percentage of total imports)
United States	35.4	37.8	40.0	36.4	35.4
Mexico	5.4	5.0	4.6	5.5	7.4
China	4.0	4.3	4.1	5.0	5.4
Panama	3.7	3.4	3.5	4.0	5.2
Germany	3.6	3.6	4.0	3.5	3.4
Switzerland	2.9	3.0	2.9	3.3	3.4
South Korea	3.1	2.5	2.7	3.3	3.3
Brazil	4.8	4.3	4.0	3.9	3.2
Japan	3.5	3.1	2.9	3.4	2.7
Chile	2.1	2.2	2.4	2.3	2.1
Uruguay	1.3	1.4	1.6	1.9	1.8
Venezuela	3.7	2.6	1.5	0.7	1.0

Others	26.4	26.8	25.8	26.8	25.5
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Preliminary.

Sources:     National Directorate of Customs and Taxes

The United States is Colombia’s most important trading partner. During 2011, trade between the two countries accounted for approximately 38.5% of Colombia’s total exports and 35.4% of total imports.

In October 2002, Colombia became eligible to participate in the ATPDEA, which President Bush signed in August 2002 and which expired on February 12, 2011. The ATPDEA extended the unilateral tariff preferences on certain goods accorded to the Andean countries through the Andean Trade Preference Act to certain new products, such as apparel made with regional fabrics, footwear, leather goods, petroleum and watches. Colombian exports to the United States under the ATPDEA reached approximately $4.8 billion in 2007, $7.7 billion in 2008, $5.9 billion in 2009, and $9.8 billion in 2010. Exports to the United States under the ATPDEA in 2007 decreased by 5.6% compared to 2006 mainly due to the decreases of 2.9% in oil exports and 24.8% in textiles and apparel. During 2008, exports to the United States under the ATPDEA increased by 61.6% compared to 2007 mainly due to the increase in exports of oil and its derivatives as a result of higher international oil prices. During 2009, exports showed a decrease of 24.0%, mainly due to the decrease in sales of oil and its derivatives and textiles. The ratio between the exports through ATPDEA and the total Colombian exports to the United States in U.S. dollar terms was at 52% in 2006, 49% in 2007, 56% in 2008, 50% in 2009, and 60% in 2010. Exports to the United States for the subsectors under the ATPDEA increased by 70% in 2010 compared to 2009. The sectors that have profited the most from these unilateral tariff preferences have been oil and its derivatives, flowers and live plants, textiles, sugar and its derivates, plastics and tuna.

In March 2011, Bancoldex opened a new credit line of $30 million for Colombian exporters who used to be covered under ATPDEA for the purpose of financing those exporters’ tariffs. This new line of credit is in addition to the $150 million credit line offered on February 17, 2011. To facilitate access to the credit line, small to medium enterprises would have the benefit of a guaranty by the FNG.

On November 22, 2006, the United States and Colombia signed a free trade agreement that had been under discussion since the middle of 2004. The benefits of the free trade agreement are intended to extend and expand the benefits received under ATPDEA, which originally had been set to expire by the end of 2006. On June 14, 2007, the Colombian Congress approved the Free Trade Agreement. Following the approval from Congress, on July 4, 2007, the President signed the law authorizing the Free Trade Agreement and on July 24, 2008, the Constitutional Court declared the agreement compatible with the Constitution. Following the expiration of the ATPDEA on February 15, 2011, Congress of the United States approved the free trade agreement between Colombia and the United States on October 12, 2011, and President Obama signed the agreement into law on October 21, 2011. The implementation phase in Colombia was intended to verify that the agreement is consistent with Colombia’s legal system. Thereafter, the two governments exchanged diplomatic notes at the Summit of the Americas in Cartagena, and the free trade agreement entered into force on May 15, 2012.

From 2006 to 2009, Venezuela was the second most significant destination for Colombian exports. In 2011, however, Venezuela accounted for 3.1% of Colombia’s total exports in 2011, falling behind Netherlands (4.4%), Chile (3.9%) and China (3.5%). Venezuela was the twelfth largest source of imports in 2011, accounting for 1.0% of Colombia’s total imports in 2011, with the United States (35.4%), Mexico (7.4%), China (5.4%) and Panama (5.2%) being the leading trading partners by total imports.

Colombia has pursued a policy of reducing trade barriers by fostering economic integration with other countries and promoting bilateral and multilateral trade agreements with regional trading partners. The Andean Community of Nations (Comunidad Andina de Naciones), which originally included Bolivia, Ecuador, Venezuela, Colombia and Peru, was part of this effort to increase trade among member countries. Pursuant to this agreement, originally ratified in May 1969, the member nations implemented common external tariffs on February 1, 1995. On April 22, 2006, Venezuela announced its intention to withdraw from the Andean Community. As of November 2007, the Ministry of Foreign Affairs of Venezuela stated that any intention to rejoin the organization had been officially suspended. The Cartagena Agreement, under which the Andean Community was created, provides, however, that a member country that withdraws from the community must maintain the agreed tariff program of the existing free trade zone among community members for at least five years.

On April 5, 2004, the Andean Community concluded a free trade agreement with Mercosur, the free trade association composed of Argentina, Brazil, Paraguay and Uruguay. This agreement, which became effective in July 2004, created a South American free trade area composed of 300 million inhabitants. On September 20, 2006, Chile was accepted as an associated member country of the Andean Community.

In July 2007, during the XXXIII Forum of Presidents and Ministers of Mercosur, Venezuela’s president, Hugo Chávez, announced that if within three months Venezuela’s ability to join Mercosur had not been finalized, Venezuela would withdraw from joining Mercosur. President Chávez also stated that he had not ruled out the possibility of Venezuela returning to the Andean Community, although Venezuela has openly opposed the free trade agreements that Colombia and Perú had signed with the United States. On June 25, 2008, Panama announced its intention of becoming an associated member country after being an observer member of the Andean Community since July 18, 2005.

In 2011, bilateral trade between Colombia and the Andean Community increased compared with the previous year. Exports to the Andean Community increased by 11.9% from $3,063 million in 2010 to $3,428 million in 2011. Imports from the Andean Community increased by 25.3% from $1,808 million in 2010 to $2,266 million in 2011.

Colombia entered into a free trade agreement, known as the G-3 Agreement, with Mexico and Venezuela, which became effective on January 1, 1995. In May 2006, the Venezuelan government formally announced its withdrawal from the G-3 Agreement.

In 2009, due to the commercial restrictions imposed by the Venezuelan government, Colombian exports to Venezuela decreased by 33.5% from $6,092 million in 2008 to $4,050 million in 2009. The effect of the decrease in exports to Venezuela is estimated at 1% of GDP for 2009.

On January 24, 2009, President Uribe and President Chávez of Venezuela agreed to establish a fund which will provide financing for small and medium enterprises in either Colombia or Venezuela. The fund initially will have $200 million available for financing, with each country contributing $100 million.

In April 2009, Colombia and Venezuela began discussing a new agreement covering economic and commercial issues between the two countries, called Acuerdo de Complementación Económica y Comercial. The agreement focuses on four main issues: the establishment of a bilateral economic agenda; the pending payment of $260 million to Colombian businesses by the Comisión Administradora de Divisas of Venezuela or CADIVI; the Venezuelan quota for vehicle imports from Colombia; and the Colombian exports of eggs and chicken to Venezuela.

On July 28, 2009, as a result of allegations made by President Uribe of an alleged weapons delivery from the Venezuelan Army to the FARC, President of Venezuela Hugo Chávez announced the suspension of diplomatic relations with Colombia, the withdrawal of Venezuela’s ambassador from Colombia and the review of all economic agreements between both nations. On August 8, 2009, President Chávez ordered the return of Venezuela’s top diplomat to Colombia but expressed disagreement over President Uribe’s decision to permit U.S. military personnel to use military bases in Colombia. Although Colombia and Venezuela continue to be significant trading partners of each other, both countries have recently been pursuing a policy of diversification of their trading counterparties.

On July 22, 2010, the Colombian permanent representative to the OAS alleged before the OAS permanent council that illegal armed groups from Colombia were present in Venezuelan territory. The allegation was rejected by the Venezuelan permanent representative and a disruption in the diplomatic relations with Colombia was declared by Venezuela.

On August 10, 2010, after a meeting held in Santa Marta, Colombia, President Santos and President Chavez announced the reestablishment of diplomatic and commercial relations between the two countries. In a joint declaration, the presidents announced the creation of five bilateral commissions for the review of the following issues: trade and debt of Venezuela with Colombian exporters; economic cooperation; social investment in their frontiers; joint infrastructure development; and security.

On April 9, 2011, in the context of the withdrawal of Venezuela from the Andean Community effective April 21, 2011, the presidents of Colombia and Venezuela agreed to maintain the status quo regarding tariffs and free trade under the Andean Community for an additional three months beginning on April 21, 2011 with an option to renew the agreement for another three-month period thereafter until the negotiation teams of both countries conclude a new trade agreement.

On July 23, 2011, the Ministry of Commerce, Industry and Tourism announced that the Venezuelan Government had extended until October 22, 2011 the effect of Venezuelan Decree 8,160 of April 18, 2011 which grants tariff exemptions provided under the Andean Community of Nations Agreement. On October 24, 2011, after finishing the bilateral commission meetings, the governments of Colombia and Venezuela signed an agreement to continue the tariff exemptions provided under the Andean Community of Nations Agreement until January 22, 2012. On November 28, 2011, Colombia and Venezuela signed a Partial Scope Agreement that will support and regulate the trade between the countries within the framework of the Asociación Latinoamericana de Integración, or ALADI, an association of 13 member countries (Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Panama, Paraguay, Peru, Uruguay and Venezuela) that seeks to establish a common market in the region

Since 1993, banana exports from Colombia, Costa Rica, Nicaragua and Venezuela to the European Union have been subject to a global quota, providing preferential treatment to certain producers, including former European dependencies in Africa and the Caribbean. The European Union’s announcement of an increase in the level of protection for the producers in Africa and the Caribbean, starting in January 2006, triggered a reaction by several Latin American banana producers, including Colombia. On March 30, 2005, these banana producers submitted a petition for arbitration before the WTO, requesting a renegotiation of the increased tariffs proposed by the European Union of €230 per ton. In an initial ruling by the arbitration panel, it was determined that the European Union’s proposal did not allow Latin American countries to maintain their complete access to the European market as had been agreed when the tariff increase was first proposed . In September 2005, the European Union proposed a new tariff of €187 per ton and this proposal was rejected by Colombia, Ecuador, Costa Rica, Brazil, Guatemala, Nicaragua, Honduras, Venezuela and Panama. The European Union decided not to reconsider the offer, thus leaving the resolution of the controversy to the WTO arbitral panel. The WTO arbitral panel again addressed the issue in December 2005 by naming the Norwegian Minister of Commerce as a neutral mediator to evaluate the effect of the proposed increase on banana tariffs on the Latin American markets during 2006.

The European Union introduced a new system of banana tariffs in January 2006 following a succession of WTO rulings that held that the European Union’s previous quota-based banana import regime was illegal. Ecuador and other Latin American producers, including Panama and Colombia, have complained that the duty imposed on their banana exports under the new European Union tariff regime unfairly penalizes them compared with producers in Africa and the Caribbean. In February 2007, Ecuador filed with the WTO a request for the establishment of a compliance panel that will investigate the European Union’s compliance with the WTO rulings. In July 2007, the United States also submitted to the WTO a request for the establishment of a compliance panel on the same subject. In November 2007, the WTO determined that the European Union was violating commercial rules with its import regime and its limits to exports from Ecuador, Colombia, Costa Rica and Panama. The WTO determination, however, is a preliminary finding and the European Union has manifested that it will appeal the WTO ruling.

On May 31, 2010, Colombia and the European Union reached an agreement to reduce European Union tariffs on banana imports from Latin America as part of its efforts to reach a global trade accord. Under the agreement, the import duty on bananas is currently at €176 per ton and will decrease to €114 per ton within seven years.

In 2005, the European Union and the Andean Community announced their intention to begin negotiations in 2006 for a free trade agreement. Following the announcement by Venezuela of its intention to withdraw from the Andean Community, the start of the negotiations was postponed to 2007. Negotiations between the European Union and the Andean Community began in September 2007; however, in 2008, Peru expressed its desire to separately negotiate a free trade agreement with the European Union due to economic tensions with Bolivia and Ecuador. That circumstance created an environment of uncertainty and hampered the progress of negotiations among the Andean countries and the European Union. In May 2010, Colombia and Peru made official statements announcing the success of negotiations regarding the establishment of a free trade agreement with the European Union. On June 26, 2012, the European Commission signed the free trade agreement among Colombia, Peru and the European Union. As of July 27, 2012, the free trade agreement is pending approval by the European Parliament.

In March 2012, Mercosur, one of the largest trade partners of the Andean Community, and the European Union conducted the eighth round of negotiations for a free trade agreement, in Brussels. Colombia also is working to consolidate its relations with the members of the Asia-Pacific Economic Cooperation (APEC) forum on topics such as trade, tourism, economic cooperation and investment. And, in order to foster closer ties with China and Chinese businesses, Colombia hosted the Third Latin America and China Meeting in November 2009. In February 2012, Colombia attended the APEC Forum in Moscow.

On May 23, 2011, Colombia signed a free trade agreement with Switzerland with the aim of increasing trade in fruits, manufactured goods, and chemical products, among others, between the two countries. Between May 30, 2011 and June 3, 2011, Colombia held the first bilateral meeting with Turkey in Bogotá to continue negotiations on a free trade agreement, a draft of which was agreed on March 15, 2011. Currently both countries have met six times, and most of the chapters of the agreement have been negotiated. The most recent meeting was held in Ankara between May 31 and June 2, 2012.

Colombia also is negotiating trade agreements with Korea, Panamá, Costa Rica and Israel.

Foreign Investment

Foreign investment in Colombia was traditionally directed towards the oil and mining sectors. Previously, investment in sectors such as public services was prohibited, and investments in the financial sector were limited to no more than 49% foreign ownership of financial institutions. As part of the Apertura process, the Gaviria administration (1990-1994) enacted reforms designed to make foreign investment in Colombia more attractive. For example, legislation was enacted that ensured equal treatment of foreign and local investors and foreign access to traditionally restricted economic sectors.

Under current law and regulations, foreign investments generally do not require prior governmental authorization. However, foreign entities must register investments with Banco de la República in order to establish their right to transfer profits and capital investments abroad. Investment in certain sectors, including financial services, still requires prior authorization. Foreign investment in national security and defense-related industries, as well as industries which process toxic and radioactive materials, is prohibited.

The Pastrana administration removed many of the remaining restrictions on foreign investment in order to stimulate economic growth and reduce unemployment. In June 1999, Congress approved a constitutional amendment to guarantee adequate compensation for expropriation of property.

Moreover, Decree 241 of 1999 removed restrictions on foreign investments in Colombian real estate, one of the few sectors of the economy in which foreign investment had been banned by the International Investment Statute. The public sector restructuring decrees of June 1999 also allowed public entities to sign contracts of “juridical stability” to protect private investors from sudden changes in legislation (including tax rules). Ecopetrol S.A. has made changes to the standard terms of its association contracts that are designed to encourage foreign investment in the oil sector. For a more detailed discussion of Ecopetrol S.A.’s association contracts, see “Economy—Principal Sectors of the Economy—Mining and Petroleum.” Law 756 of 2002 created an oil royalties system geared towards encouraging oil exploration on small and medium-size fields, which establishes variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day. Law 963 of 2005, or Ley del Inversionista, established “juridical stability” protections under which foreign and local investors whose investments are greater than or equal to 7,500 times the monthly minimum wage are protected. As of March 2010, the Government has signed 63 of these contracts.

In 2007, net foreign direct investment was $2,578 million higher than in 2006, totaling $8,136 million, and net portfolio investment had an inflow of $891million. In 2008, net foreign investment totaled $8,366 million, an increase of $230 million compared to 2007, and net portfolio investment had an outflow of $1,007 million.

According to preliminary data from Banco de la República, during 2011, net foreign direct investment was $4,607 million higher than in 2010, totaling $4,945 million and net portfolio investment had an inflow of $5,493 million, as compared to an outflow of $670 million in 2010. The increase in net foreign direct investment during 2011 was mainly due to an increase in foreign investment in the petroleum sector amounting to $5,083 million, in the mining sector amounting $2,621 million, in the transportation and communications sectors amounting to $1,421 million, and in commerce amounting to $2,264 million.

The following table sets forth information on net foreign investment by country of origin for the years indicated.

Net Foreign Investment by Country of Origin(1)

	2007(2)	2008(2)	2009(2)	2010(2)	2011(2)
	(millions of U.S. dollars)
North America
United States	$1,064	$1,215	$1,198	$401	$507
Mexico	340	412	(647)	(624)	80
Canada	8	52	78	163	174

	1,413	1,679	629	(60)	761
South America

Andean Group	44	19	70	60	59
Others	595	186	129	94	924

	639	205	199	154	983
Central America
Panama	477	760	337	426	650
Central American
Common Market(3)	3	12	22	14	12

	480	771	359	440	661
Caribbean	1,431	1,334	1,149	308	(7)
Europe:
EEC Countries	(356)	591	(302)	(92)	1,671
European Free Trade
Association	43	57	67	47	108
Other Countries	37	210	454	229	159

	(276)	858	219	185	1,938
Asia	49	32	4	(2)	28
Other Countries	10	11	38	8	54
Reinvested Earnings	1,971	2,301	2,111	3,086	3,732

Total (excluding petroleum)	5,716	7,192	4,709	4,119	8,150

Petroleum	3,333	3,428	2,428	2,781	5,083
Portfolio Investment(4)	1,497	(1,001)	(154)	2,349	2,899

TOTAL	$10,546	$9,619	$6,983	$9,249	$16,133

Totals may differ due to rounding.

1:	Figures reflect foreign direct investment into Colombia and outflows of foreign direct investment, but do not reflect investments by Colombians abroad. In contrast, the figures in the “Balance of Payments” table reflect Colombian direct investment abroad, and therefore differ from the figures presented in this table.
2:	Preliminary.
3:	Excluding Panama.
4:	Figures reflect only short-term portfolio investment inflows. In contrast, the figures in the “Balance of Payments” table reflect long-term inflows and outflows, and therefore differ from the figures presented in this table.

Source:     Banco de la República.

The following table sets forth information on net foreign investment by sector for the years indicated.

Net Foreign Investment by Sector

	2007(1)	2008(1)	2009(1)	2010(1)	2011(1)
Direct investment(2)(3)	$9,049	$10,620	$7,137	$6,899	$13,234
Petroleum	3,333	3,428	2,428	2,781	5,083
Agriculture and Fishing	40	41	28	67	131
Mining	1,100	1,798	3,025	1,755	2,621
Manufacturing	1,867	1,748	621	656	533
Public Services	(79)	156	(977)	36	585
Construction	210	380	262	298	454
Commerce	803	1,049	594	370	2,264
Transportation and Communications	414	853	348	(425)	1,421
Finance	1,319	1,095	720	1,252	343
Social Services	40	72	88	110	(201)
Portfolio investment(4)	1,497	(1,001)	(154)	2,349	2,899

Total	$10,546	$9,619	$6,983	$9,249	$16,133

Totals may differ due to rounding.

1:	Preliminary.
2:	Includes reinvested earnings.
3:	Figures reflect foreign direct investment into Colombia and outflows of foreign direct investment, but do not reflect investments by Colombians abroad. In contrast, the figures in the “Balance of Payments” table reflect Colombian direct investment abroad, and therefore differ from the figures presented in this table.
4:	Figures reflect only short-term portfolio investment inflows. In contrast, the figures in the “Balance of Payments” table reflect long-term inflows and outflows, and therefore differ from the figures presented in this table.

Source:     Banco de la República.

MONETARY SYSTEM

Banco de la República

Banco de la República, Colombia’s central bank, was chartered in 1923. Following ratification of the 1991 Constitution, Banco de la República was granted greater independence from the Government in its administration and in the formulation of monetary policy. The 1991 Constitution charges Banco de la República with the primary mission of controlling inflation, as measured by changes in the consumer price index, in addition to other central banking functions.

Banco de la República’s board of directors is responsible for setting monetary and exchange rate policy. The board of directors has seven members, five of whom are appointed by the President to four-year terms. At the end of each four-year term, the President may replace up to two of the five presidential appointees and must re-appoint the remaining three appointees. The Minister of Finance and Public Credit is the sixth board member and is the sole representative of the Government on the board of directors. The seventh member is elected by the other six members and serves as the Governor of Banco de la República. Unless all seven members of the board of directors vote to do so, Banco de la República may not finance the Government’s budget deficits. The Constitution prohibits Banco de la República from making loans to the private sector except to provide liquidity to the financial system or to arrange and intermediate non-peso denominated loans in the local market for specific limited purposes.

Banco de la República is authorized by law, subject to certain restrictions, to regulate interest rates payable on time deposits, establish minimum reserve requirements for credit institutions and provide discount facilities for certain types of bank loans. In addition, Banco de la República performs other traditional functions of a central bank, including managing the country’s international reserves and acting as lender of last resort to the financial system. The Government is responsible for any losses and entitled to any profits generated from the operations of Banco de la República. Banco de la República registered an operating loss of Ps. 356.1 billion for 2011 compared to a profit of Ps. 271.5 billion for 2010, mainly as a result of low external interest rates that affected the profitability of international reserves, the principal source of funding for the bank, and the effect of currency purchases on the income statement of the bank. Banco de la República noted that during its previous profitable accounting periods, the bank accumulated reserves that allowed it to mitigate the losses reported in both 2010 and 2011, avoiding the need to seek resources from the national budget.

Financial Sector

As of December 31, 2011, Colombia’s financial system was comprised of 23 banks (14 domestic and 9 foreign), 4 corporaciones financieras (financial corporations), 21 compañías de financiamiento comercial (commercial financing companies) and a number of securities brokerage houses and other non-banking institutions, such as insurance companies, trust companies and bonded warehouses. The main types of financial institutions are described below.

Banks. The Government owns one of the 14 Colombian banks. Commercial banks can offer a full scale of retail (including mortgage) and corporate banking services with the exception of investment banking and financial leasing.

Financial corporations. Financial corporations are specialized institutions that mainly make equity investments in and medium-term loans to various companies. Financial corporations also engage in project finance, an activity that has increased in recent years. Although they may engage in some banking activities, financial corporations are prohibited from receiving demand deposits and instead rely on savings, time deposits, certificates of deposit, bonds, intermediation of lines of credit from multilateral institutions and short-term deposits from companies and individuals to meet their funding needs. Most financial corporations are private sector institutions.

Commercial financing companies. Commercial financing companies specialize in providing working capital financing and credit for the purchase of consumer goods, but may also participate as intermediaries in foreign exchange transactions, conduct leasing operations and obtain short-term deposits.

The Colombian financial system also includes institutions that promote specific sectors of the Colombian economy, such as FEN. See “Economy—Role of the State in the Economy; Privatization—State-Owned Financial Institutions.”

The following table shows the number of financial institutions and the percentage of loans and deposits corresponding to each category.

Colombian Financial System

at December 31, 2011

	Number	% of Loans	% of Deposits
Banks
Domestic Private Banks	14	76.2%	75.3%
State-Owned Banks	1	3.4%	5.0%
Foreign Banks	9	17.5%	19.1%

	24	93.7%	94.4%
Financial Corporations	4	0.0%	0.9%
Commercial Financing Companies(1)	21	6.3%	4.7%
Cooperative Institutions(2)	1	0.0%	0.1%
Special State-Owned Institutions(3)	11	9.8%	6.7%

Total(4)	61	100.0%	100.0%

Totals may differ due to rounding.

1:	Includes companies specialized in leasing.
2:	Includes only Coopcentral.
3:	Includes FEN, Bancoldex, Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “FINAGRO”), Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías de Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP”), Fondo Nacional de Garantías (National Fund of Guarantees or “FNG”) and Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior (Colombian Institute of Educational Credit and Overseas Technical Studies, or “ICETEX”), Caja de Vivienda Militar.

Source:    Financial Superintendency.

The principal regulators of the financial institutions and the financial markets are the Ministry of Finance, Banco de la República and the Financial Superintendency. The Financial Superintendency was created by combining the Superintendency of Banks and the Superintendency of Securities into one office under Decree 4327 of 2005.

In 1989, the Government promulgated rules, which were further amended in 1994, setting forth the procedures to be followed in classifying loans as “non-performing” on the basis of specific risk and performance factors, establishing reserve requirements for loans and implementing capital adequacy requirements consistent with the standards recommended under the Basel accords. These rules are intended to improve the Colombian banking system and to ensure that standards followed by Colombian commercial banks are consistent with those followed by banks in other countries. Under these rules, banks are required to maintain net technical capital equal to at least 9.0% of their risk-weighted assets. The aggregate net technical capital (or solvency ratio) of Colombian banks was at 14% of risk-weighted assets at December 31, 2011, the same level recorded at December 31, 2010.

During the 1990’s and early 2000’s, the Government also took steps to prevent a recurrence of past problems in the financial sector (particularly those problems of the early 1980’s that caused the Government to assume ownership of several commercial banks to prevent their failure), including the promulgation of stringent banking regulations and market-oriented foreign exchange policies. Law 45 of 1990 introduced the universal banking model, which permits commercial banks, through separate subsidiaries, to engage in stock brokerage, leasing, factoring, investment banking and other related activities, thereby stimulating competition among financial institutions and consolidating the financial sector.

In addition, under Law 45, foreign investment is now permitted in all types of financial institutions with no restrictions on the level of foreign ownership. As a result, with prior approval of the Financial Superintendency, foreign entities are able either to purchase controlling interests in commercial banks or to increase their ownership in existing commercial bank subsidiaries. Law 45 has led to increased foreign investment in the banking sector.

Net profits of the financial sector, excluding special state owned institutions, increased from Ps. 3,821.9 billion in 2007 to Ps. 4,822.1 billion in 2008, to Ps. 5,422.9 billion in 2009, to Ps. 5,900.4 billion in 2010 and to Ps. 6,812.2 billion in 2011. The Government did not liquidate any financial institutions from 2007 through 2011.

The following table shows the results of the financial sector as of and for the year ended December 31, 2011.

Selected Financial Sector Indicators

(in millions of pesos as of and for

the year ended December 31, 2011)

	Assets		Liabilities		Net Worth		Earnings/(Losses)
Banks	Ps.	295,954,567	Ps.	256,447,642	Ps.	39,506,926	Ps.	5,806,687
Non Banking Financial Institutions(1)		27,354,641		21,544,752		5,809,889		1,005,485
Special State-Owned Institutions(2)		37,527,374		36,038,359		1,489,015		556,612

Total	Ps.	323,309,208	Ps.	277,992,393	Ps.	45,316,815	Ps.	6,812,172

Totals may differ due to rounding.

1.	Includes Financial Corporations, Commercial Financing Companies and Coopcentral.
2.	Includes FEN, Bancoldex, FINDETER, FINAGRO, FNA, FOGAFIN, FONADE, FOGACOOP, FNG and ICETEX.

Source:    Financial Superintendency.

FOGAFIN, the Colombian insurance deposit fund, is responsible for implementing many of the Government’s measures to support the financial sector. FOGAFIN’s primary mission is to maintain stability and public confidence in the Colombian financial institutions.

In response to the economic downturn in 1998-1999, a recapitalization program was launched by the Government in the second quarter of 1999 to assist small and medium-sized banks that were economically viable but had only limited access to international capital. The objective of the program was to strengthen the balance sheets of the participating banks by writing off non-performing assets and injecting additional capital from both cash contributions from shareholders and loans from FOGAFIN to the shareholders. These proceeds were used to purchase FOGAFIN-issued bonds, which were then contributed to the banks. The shareholders were required to pledge the stock of their banks with a value equal to 133% of the principal amount of the loans as security for the repayment of the FOGAFIN loans. The bonds issued by FOGAFIN were either held on the bank’s balance sheet or sold for cash. The end result of this recapitalization was that the participating banks achieved a ratio of net capital to risk-weighted assets of 10%, one percentage point higher than the then minimum requirement of 9%.

Although this program was intended to cover both private and state-owned financial institutions, in practice, the recapitalization of state-owned banks required additional measures, including the transfer of non-performing assets to new special purpose entities and the subsequent sale of those assets, the administrative reorganizations of the banks and the eventual privatization of the banks.

Fifteen private institutions (AV Villas, Banco Colpatria, Banco Superior, Banco de Crédito, Interbanco, Banco Unión Colombiano, Colmena, Conavi, Corfinorte, Coltefinanciera CFC, Multifinanciera, Credinver, Confinanciera, Megabanco and Financiera FES) joined the FOGAFIN program between 1999 and 2005. By the end of 2004, the participating institutions had received Ps. 779.0 billion in capital, which came from long-term loans to finance the purchase of FOGAFIN-issued bonds. With the exception of the three institutions liquidated in 2002 and 2003, the financial institutions that took advantage of the FOGAFIN credit line have improved considerably, with their indicators now approaching those of other private financial institutions. During 2006-2011, FOGAFIN did not establish any new credit lines and no private institutions joined the FOGAFIN program.

The Government assistance program for private financial institutions was designed to be self-financing and to yield returns to help pay for possible defaults. FOGAFIN issues bonds yielding the average short-term composite reference rate (DTF) and lends these bonds to financial institutions for terms of one to three years at the rate of DTF + 2% and terms of four to seven years at the rate of DTF + 3%. It is estimated that the Government will not incur costs with respect to the assistance program, except for credit support provided to Interbanco, a private commercial bank.

As of December 31, 2011, there was no outstanding Government assistance to state-owned institutions or financial aid given to financial institutions or provision of credit support in the form of interest payments.

Since 1998, FOGAFIN assumed management responsibility and control of four banks (Banco del Estado, Banco Uconal, Bancafé and Interbanco), a savings and loan institution (Granahorrar) and two private consumer credit institutions (Fundación FES Compañía de Financiamiento Comercial and Corficafe). In managing these financial institutions, the Central Government, along with FOGAFIN, has formulated a strategy based on the same principles followed by the private banks for improving the institutions’ balance sheets and increasing their net worth, in order to increase their financial viability. Granahorrar was privatized when Banco Bilbao Vizcaya Argentaria purchased Granahorrar in 2005. Bancafé was bought by Banco Davivienda S.A. in 2007.

Liquidity and Credit Aggregates

The total amount of loans outstanding, including leasing, from Colombian financial institutions was Ps. 215.3 trillion at December 31, 2011, as compared to Ps. 175.9 trillion at December 31, 2010, Ps. 150.6 trillion at December 31, 2009, Ps. 147.2 trillion at December 31, 2008 and Ps. 125.1 trillion at December 31, 2007. Leasing has been included in the amount of loans outstanding beginning in 2010 as a result of changes made by the Financial Superintendency through Circular Externa 35 of 2009 that came into force on April 1, 2010. Figures for 2007 through 2009 have been updated to make them comparable.

Past due loans increased in absolute terms from Ps. 4.1 trillion at December 31, 2007, to Ps. 6.1 trillion at December 31, 2008, to Ps.6.3 trillion at December 31, 2009, but decreased to Ps. 5.1 trillion at December 31, 2010. Past due loans increased to Ps. 5.4 trillion at December 31 2011. As a percentage of total loans, past due loans increased from 3.3% at December 31, 2007 to 4.1% at December 31, 2008 and further to 4.2% at December 31, 2009, but decreased to 2.9%, at December 31, 2010 and to 2.5% at December 31, 2011. Provisions as a percentage of past due loans decreased from 128.8% at December 31, 2007, to 116.9% at December 31, 2008, but increased to 133.7% at December 31, 2009, to 171.2% at December 31, 2010 and to 183.5% at December 31, 2011. The following table shows selected monetary indicators for the years indicated.

Selected Monetary Indicators

	2007	2008	2009	2010	2011
Ml(1) (percentage change)	11.9	8.2	7.5	17.7	10.8
M2(2) (percentage change)	17.5	17.1	5.4	10.2	18.1
M3(3) (percentage change)	17.8	17.8	7.1	11.4	18.9
Credit from the Financial System (percentage change)(4)	26.8	17.2	(0.4)	25.8	22.8
Discount Rate(5) (percent)	8.7	9.8	5.8	3.2	4.0

1:	Currency in circulation plus demand deposits.
2:	Ml plus certificates of deposit plus savings deposits.
3:	M2 (i.e., currency in circulation plus liabilities subject to minimum reserve requirements) and bonds issued by the financial system.
4:	Gross credit to private sector. Financial system excludes Banco de la República.
5:	Banco de la República’s one-day discount rate for liquidity to the financial system. Weighted average for the year.

Source:    Banco de la República.

Interest Rates and Inflation

The average short-term composite reference rate, or DTF, was 8.0% in 2007 and 9.7% in 2008. The average DTF decreased during 2009 and 2010 to 6.1% and 3.7%, respectively. In 2011, however, average DTF increased to 4.2%. The lowest point for DTF in 2011 was in February when it was at 3.5% and the highest point for DTF in 2011 was in November-December when the rate was at 5.1%.

The Central Bank’s policy has been to reduce inflation gradually to minimize the impact on economic growth. Since 1971, Colombia has experienced year-to-year consumer inflation rates ranging from a high of 32.4% in 1990 to a low of 2.0% in 2009. The decline in consumer inflation rates from the 25-30% range of the late 1980s and early 1990s was due in part to the effective implementation of a monetary policy that removed excess liquidity from the economy, providing only the amount of cash necessary for the optimal performance of the economy. In 2007, due to the rise in the pace of demand and an increase in the prices of crude oil and food, the consumer inflation rate stood at 5.7% at the end of the year, exceeding the target of the Central Bank of 3.5% and 4.5%. At December 31, 2008, the consumer inflation rate was 7.7%, mainly due to the increase in prices of international basic goods, such as wheat, oilseeds and sugar, as a result of the rise in petroleum prices. Wheat, oilseeds and sugar are used to produce biofuels. The 2008 consumer inflation rate was above the target range of 3.5% and 4.5% established by Banco de la República for 2008. At December 31, 2009, the consumer inflation rate was 2.0%, mainly due to decreases in the prices of nonperishable food. The 2009 consumer inflation rate was at the lower end of the target range of 2.0% and 4.0% established by Banco de la República for 2009. At December 31, 2010, the consumer inflation rate was 3.2% mainly due to increased prices of oil and nonperishable food. The consumer inflation rate for 2010 was within Banco de la República’s established target range of between 2% and 4% for 2010. During 2011, the consumer inflation rate recorded several increases, mainly due to the rise in food prices brought on by floods caused by severe rains, and the rise in petroleum prices. Between October and December of 2011, however, the consumer inflation rate decreased by 29 basis points, finishing at December 31, 2011 at 3.7%, a figure that was within the target range established by Banco de la República of 2% and 4%.

Year-on-year consumer inflation increased from 3.4% in January 2011 to 3.7% in December 2011. Consumer inflation for 2011 was 3.7%, as compared to 3.2% in 2010. Banco de la República reduced overnight interest rates nine times from 9.5% on January 30, 2009 to 3.0% on May 31, 2010. On February 25, 2011, in order to control the increase in inflationary expectations and taking into consideration the acceleration of domestic demand and credit variables, Banco de la República decided to phase out its monetary stimulus to the economy by gradually increasing the discount rate. Thus, through seven increases of 25 basis points each on February 28, March 22, May 2, May 31, June 20 and August 1 and November 28, 2011, the discount rate was increased from 3.0% to 4.75% during the course of 2011. On January 30, 2012, as consequence of high levels in commodities prices, the increase in the rate of credit growth and the increase in inflationary expectations, Banco de la República decided to raise the discount rate 25 basis points from 4.75% to 5.00%. On February 24, 2012, as a result of the continuous increase in oil and commodities prices, the high rate of credit growth, Banco de la República increased the discount rate 25 basis points from 5.00% to 5.25%. On July 27, 2012, Banco de la República lowered the discount rate 25 basis points from 5.25% to 5.00% due to a lower expected GDP growth, the decrease in commodity prices, the decrease in the rate of credit growth and the reduction in inflation expectations.

The producer price index stood at 1.3% in 2007 and increased to 9.0% in 2008. At December 31, 2009, the producer price index stood at -2.2%. At December 31, 2010, the producer price index increased to 4.4% and at December 31, 2011, the producer price index increased to 5.5%.

Monetary policy has also focused on counterbalancing the effect of large capital inflows and maintaining the stability of the real exchange rate. To this end, from time to time the Government has imposed taxes on transfers of foreign currencies to Colombian residents from abroad, required mandatory investment of foreign exchange receipts in negotiable “exchange certificates” and imposed deposit requirements with respect to foreign currency denominated indebtedness of less than a specified term. The next section discusses foreign exchange rates in further detail.

The following table shows changes in the consumer price index and the producer price index and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2007	5.7	1.3	8.0
2008	7.7	9.0	9.7
2009	2.0	-2.2	6.1
2010	3.2	4.4	3.7
2011
January	3.4	4.3	3.5
February	3.2	4.6	3.5
March	3.2	5.0	3.6
April	2.8	4.7	3.7
May	3.0	4.8	3.9
June	3.2	4.7	4.1
July	3.4	4.8	4.2
August	3.3	5.4	4.5
September	3.7	6.7	4.6
October	4.0	8.2	4.7
November	4.0	7.1	5.1
December	3.7	5.5	5.1
2012
January	3.5	3.8	5.1
February	3.6	2.7	5.3
March	3.4	1.6	5.4
April	3.4	1.6	5.5
May	3.4	0.8	5.5
June	3.2	-0.7	5.5

1:	For annual periods, percentage change over the twelve months ended December 31 of each year; for monthly periods in 2011 and 2012, percentage change over the previous twelve months at the end of each month indicated.
2:	Average for each of the years 2007-2009. and for each indicated month in 2011 and 2012 (year-on-year), of the DTF, as calculated by the Financial Superintendency.

Sources:    DANE and Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates

From January 1994 to September 1999, Banco de la República maintained a band within which the exchange rate was permitted to fluctuate. On September 25, 1999, the central bank decided to abandon the band system and adopt a free-floating exchange rate system. This change was made only after an initial agreement with the IMF for an Extended Fund Facility had been reached, evidencing a commitment by multilateral organizations to support the Colombian economic program. The transition to the new free-floating foreign exchange regime did not result in a significant deterioration of the exchange rate.

From June 6, 2006 to June 13, 2006, the Indice General de la Bolsa de Colombia (Colombian Stock Exchange Indicator, or “IGBC”) dropped by 30.1%, including a 10.5% drop on June 12, 2006. Following these events, the Government repealed Decree 4210 of 2004 in order to increase demand in the domestic fixed income and equity markets.

At December 31, 2006, the representative market rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 2,238.8/$1.00. At December 31, 2007, the representative market rate was Ps. 2,014.8, an appreciation of 10.0% from the peso’s value at December 31, 2006. At December 31, 2008, the representative market rate was Ps. 2,243.6/$1.00, a depreciation of 11.4% from the peso’s value at December 31, 2007. At December 31, 2009, the representative market rate was Ps. 2,044.2/$1.00, an appreciation of 8.9% from the peso’s value at December 31, 2008. At December 31, 2010, the representative market rate was Ps.1,914.0/$1.00, an appreciation of 6.4% from the peso´s value at December 31, 2009. At December 31, 2011, the representative market rate was Ps.1,942.7/$1.00, a depreciation of 1.5% from the peso´s value at December 31, 2010.

Appreciation of the Peso and Measures Taken by the Government

During 2007, the peso appreciated in a virtually continuous manner against the U.S. dollar. By the end of the year, the peso had appreciated against the U.S. dollar by 10.0%. As the peso appreciated against the U.S. dollar Banco de la República intervened in the foreign exchange markets to control currency appreciation.

On May 6, 2007, Banco de la República introduced a package of measures intended to tighten monetary policy and control the strengthening of the peso. The package included: (i) an increase in the reserve requirement on current and savings accounts and on time deposits up to eighteen months; (ii) the establishment of a 40% reserve requirement on any disbursement of external loans for a six-month period with no interest; and (iii) the establishment of a ceiling for financial sector institutions’ derivative operations of 500% of their technical equity. “Technical equity” refers to the sum of the most easily realizable equity accounts of a financial institution that is calculated to evaluate the strength of such institution and its capacity to respond to financial difficulties.

In May 2007, the Ministry of Finance enacted additional measures to control the inflow of short-term portfolio investments, namely, the requirement of a 40% deposit at the Banco de la República for short-term portfolio investments for a period of six months with no interest payable and an increase in the amount of the deposit required to be made at Banco de la República for short-term portfolio investments from 40% to 50%. The measures also included a requirement that foreign direct investments must remain in the country for a minimum of two years. This requirement did not apply to investments from those countries which at the time had international treaties with Colombia.

After a sharp depreciation of the peso due to the international financial crisis, the Government decided to gradually eliminate capital controls. By October 2008, all capital controls established by the Government or the central bank had been eliminated.

On March 3, 2010, Banco de la República resumed the accumulation of international reserves through daily purchases of $20.0 million in competitive auctions during the first half of 2010 in response to indications of an exchange rate misalignment. From March to June 2010, Banco de la República accumulated $1.6 billion.

As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 262 of February 11, 2011, which governs the administration of excess liquidity, the General Directorate of Public Credit and the National Treasury is allowed to perform, among other measures, derivatives operations that consist of swaps and forward contracts over foreign exchange. As of July 18, 2012, the General Directorate of Public Credit and National Treasury has no current position in swaps and forward contracts over foreign exchange.

The Colombian peso depreciated against the U.S. dollar by 4.6% from January 1, 2011 to December 31, 2011 and depreciated against the U.S. dollar by 1.5% from December 31, 2010 to December 31, 2011.

The following table shows the average and end-of-period peso/dollar exchange rates and the real exchange rate index for the dates and periods indicated.

Exchange Rates

	Representative Market Rate(1)
Year	Average	End-of- period	Real Exchange Rate Index(2)(3) Average
	(pesos per U.S. dollar)		(Avg. 1994=100)

2007	2,076.2	2,014.8	118.2
2008	1,967.1	2,243.6	117.4

	Representative Market Rate(1)
Year	Average	End-of- period	Real Exchange Rate Index(2)(3) Average
	(pesos per U.S. dollar)		(Avg. 1994=100)
2009	2,153.3	2,044.2	110.4
2010	1,922.3	1,914.0	101.7
2011
January	1,867.1	1,858.0	98.8
February	1,882.4	1,895.6	100.0
March	1,881.8	1,879.5	100.6
April	1,809.8	1,768.2	98.6
May	1,800.5	1,817.3	97.7
June	1,769.8	1,768.2	97.1
July	1,761.6	1,777.8	97.2
August	1,785.6	1,783.7	98.1
September	1,833.3	1,915.1	98.4
October	1,907.6	1,863.1	100.4
November	1,919.5	1,967.2	100.5
December	1,933.4	1,942.7	100.2
2012
January	1,835.3	1,815.1	97.1
February	1,782.8	1,767.8	94.9
March	1,766.3	1,792.1	94.6
April	1,774.3	1,761.2	95.2
May	1,762.7	1,771.6	n.a.

1:	Representative market rate. as calculated by the Financial Superintendency.
2:	Colombian Peso Real Exchange Rate Index “1”: Based on the producer price index for non-traditional goods in global trade. The real exchange rate index is calculated by adjusting the nominal exchange rate by the producer price index of Colombia’s trading partners and the domestic producer price index. Yearly data corresponds to December of each year.
3:	The Real Exchange Rate Index figures for 2007-2012 are preliminary.

Source:    Superintendencia Financiera, Banco de la República.

International Reserves

Banco de la República´s net international reserves increased from $20,948.7 million at December 31, 2007 to $24,029.7 million at December 31, 2008, to $25,355.7 million at December 31, 2009 and to $28,451.8 at December 31, 2010. At December 31, 2011, net international reserves further increased by $3,848.6 million to $32,300.4 million. The increases in international reserves in each of 2007 and 2008 were mainly due to discretionary intervention in the market and an increase in profits from portfolio investments. The increase in international reserves in 2009 and 2010 was mainly due to intervention by Banco de la República in the foreign exchange market and the increase in special drawing rights (SDR) allocated by the IMF. In December 2011, Banco de la República decided to resume the accumulation of international reserves mainly due to three factors: low interest rates in the developed economies, a decision to have a more conservative risk profile of the central bank’s portfolio and the depreciation of the euro against the dollar by 3% in 2011.

Banco de la República invests its international reserves in a mix of currencies that reflects the profile of the country’s foreign debt. At December 31 2011, the mix of currencies was approximately 85.51% in U.S. dollars, 11.26% in euros, 2.94% in Japanese Yen and 0.29% in other currencies.

The following table shows the composition of the international reserves of Banco de la República at the end of the years indicated.

International Reserves

	at December 31,
	2007	2008	2009	2010	2011(1)
	(millions of U.S. dollars)
Gross International Reserves
Monetary Gold	$151.1	$181.5	$194.3	$194.3	$377.1
Special Drawing Rights	201.0	216.0	1,166.6	1,160.7	1,147.0
International Monetary Fund	394.5	394.5	357.0	232.8	345.4
Investments	19,117.7	21,602.6	22,862.4	26,118.8	28,433.1
Others(2)	1,090.8	1,646.4	784.6	756.9	2,000.3

	20,955.1	24,041.0	25,365.0	28,463.5	32,302.9
Less: Short- and Medium-Term Liabilities of Banco de la República	6.4	11.3	9.2	11.7	2.5

Net International Reserves	$20,948.7	$24,029.7	$25,355.7	$28,451.8	$32,300.4

Reserves (Months of Imports (FOB))
Goods(3)	8.1	7.7	9.7	8.8	7.4
Goods and Services(4)	6.7	6.4	7.9	7.3	6.3

Totals may differ due to rounding.

1:	Preliminary.
2:	Includes deposits in Latin American Reserve Fund, Cash, Andean pesos, sight deposits, remittance in process and compensation agreements.
3:	Reflects imports of goods, as well as special trade operations.
4:	Contains items included in (3) above, plus imports of factor and non-factor services.

Source:    Banco de la República.

Securities Markets

On July 3, 2001, the Bolsa de Valores de Colombia (Colombian Stock Exchange) was formed as a result of the merger of the three then existing stock exchanges (Bolsa de Bogotá, Bolsa de Medellín and Bolsa de Occidente). Both debt and equity securities are traded on the Colombian Stock Exchange, although the vast majority of securities traded are fixed-income debt securities. The Colombian Stock Exchange has adopted an index called the Indice General de la Bolsa de Colombia (Colombian Stock Exchange Indicator, or “IGBC”), which comprises a group of equity securities, the composition of which is determined in part by the frequency of trading in each quarter. At December 31, 2007, the IGBC had decreased by 4.2% in nominal terms compared to 2006, reaching 10,649.18 points and decreased by 29.3% to 7,560.68 points at December 31, 2008. The IGBC increased by 53.5% to 11,602.14 points at December 31, 2009 and further by 33.6% to 15,496.77 points at December 31, 2010, but at December 31, 2011, IGBC decreased by 18.3% to 12,665.7 points.

On January 15, 2008, the COLCAP and COL20 stocks indexes were introduced to the market in order to replace progressively the IGBC. COLCAP measures the variation of the 20 most traded stocks in the Colombian Stock Exchange by level of capitalization, while COL20 measures the variation of the 20 most traded stocks in the Colombian Stock Exchange by level of liquidity. The initial level of both indexes was 1,000, and by December 2008 COLCAP decreased 14.9% to 851.35 and COL20 decreased 29.9% to 701.23. By December 2009, COLCAP increased by 60.6% to 1,366.85, and COL20 increased by 59.1% to 1,115.43, and further by 33.4% to 1,823.70, and by 30.2% to 1,452.68, respectively, by December 2010. By December 2011, COLCAP decreased by 13.8% to 1,571.55, and COL20 decreased by 11.4% to 1,287.63.

On May 23, 2008, the Ministry of Finance issued Decree 1796 which establishes the legal framework for standardized derivatives trading through the Cámara de Riesgo Central de Contraparte (or central counterparty clearing house). The objective of the central counterparty clearing house is to standardize financial derivatives products that are traded in the market and to provide efficiency and stability to the financial markets.

On December 23, 2008, the Ministry of Finance issued Decree 4808 which, among other things, regulates the trading of derivatives, of which the value is at least partly derived from one or more underlying equity securities that are registered on the Colombian Stock Exchange.

The Colombian Stock Exchange began trading standardized derivatives in September 2008 with the negotiation of a five-year TES futures contract. During 2008, the number of derivatives contracts traded was 621 contracts. During 2009, the Colombian Stock Exchange began trading three new standardized derivatives: a two-year TES futures contract and a ten-year futures contract and a TRM futures contract. During 2009, the number of contracts traded was 14,896.

In 2011, the Bolsa de Valores de Colombia (“BVC”) continued its strategy of consolidating and strengthening the local derivatives market through the promotion of existing products, the creation of new ones and the implementation of an intensive training and educational program. The trading volume for 2011 was 795,298 contracts, representing a 176.63% increase over 2010. Ecopetrol’s shares and BanColombia S.A.’s preferred stock were introduced to the futures market in February 2010. The number of sales contracts for BanColombia S.A.’s preferred stock increased from 155 contracts in 2010 to 1,238 contracts in 2011, which was a year-over-year increase of 673.75%. With respect to Ecopetrol’s shares, the market traded 31,325 contracts throughout 2011, down from 94,494 in 2010, which reflected a decrease of 66.85%. The Mercado Electrónico Colombiano (Colombian Electronic Market or “MEC”), a centralized operating system for fixed-income securities only, began to operate on October 29, 2001.

The Colombian Stock Exchange is owned by member firms responsible for developing and implementing regulations governing trading on the exchange. Although self-regulating, the exchange remains subject to the approval and supervision of the Financial Superintendency. According to the Financial Superintendency, the market capitalization of the Colombian Stock Exchange was $209.0 billion at December 31, 2011, compared with $217.4 billion at December 31, 2010.

The total value of securities traded on the Colombian stock exchange during 2011 was Ps. 1,725.8 trillion (approximately $888.4 million), representing a nominal decrease of 22.69% in peso terms as compared to 2010.

Equity trading during 2011 amounted to approximately Ps. 62,818 billion, or 3.64% of the total value of securities traded. This represents a nominal increase of 21.71% in the total value of equity trading from 2010.

On May 30, 2011, the “Mercado Integrado Latinoamericano” (MILA) began its operations. This project involves the integration of technology platforms of the Colombian, Chilean and Peruvian stock markets. The MILA allows investors to carry out cash transactions in investments in shares listed on the BVC, Bolsa de Comercio de Santiago (BCS) and Bolsa de Valores de Lima (BVL), involving the three securities depositaries, DECEVAL (Déposito Centralizado de Valores de Colombia), CAVALI (Registro Central de Valores y Liquidaciones) and the Central Securities Depository (CSD) of Colombia, Peru and Chile, respectively. The main objective of the integration is to develop the capital markets by offering to investors a wider range of securities and to issuers larger funding sources. The creation of MILA is expected to diversify, expand and improve the attractiveness of trading of securities in the three countries for both domestic and international investors.

PUBLIC SECTOR FINANCE

General

The Constitution and the Budgetary Organic Law of 1996 govern Colombia’s budgetary process. The budget process requires the participation of all governmental ministries and agencies. The Ministry of Finance prepares a revenue and expenditure summary for the Government and public sector agencies, and then presents it in the form of a bill to Congress by the July prior to the beginning of the next fiscal year. Both houses of Congress must approve the budget by November of each year. It is then presented to the President, who has veto power over individual expenditures. Expenditure increases, but not expenditure reductions, must be approved by Congress as budget amendments. Local legislatures approve their budgets in accordance with the general procedures established pursuant to departmental and municipal law.

The Constitution and Law 60 of 1993 (described below under “—Public Sector Accounts—Revenues”) require the Government to transfer funds to departmental and municipal governments. Although the Government does not finance departmental and local government deficits, all domestic bond offerings and foreign debt incurred by these governmental entities must be approved by the Central Government. In addition, under Law 358 of 1997, municipalities and departments may not incur debt service obligations beyond a certain percentage of their operational savings (defined as current revenues less current expenditures).

The budgets for state-owned companies are evaluated by the Ministry of Finance and the National Planning Department, approved by the Consejo Superior de Política Fiscal (“CONFIS”) and sanctioned by Presidential decree. These budgets are devised in conformity with the macroeconomic plan adopted by the Government each fiscal year, which sets general revenue and expense targets for the state-owned companies. During the year, the Government may modify these budgets.

The budgets of Government ministries and agencies, departmental and municipal governments and state-owned companies constitute the consolidated non-financial public sector fiscal accounts. These accounts exclude both the revenues and the expenses of state-owned financial institutions. State-owned financial institutions, development banks and commercial banks have a separate budget process supervised by the Financial Superintendency.

The Contraloría General de la República (General Comptroller of the Republic) audits the financial accounts of the Government, which are submitted annually to Congress for approval.

Under the 1991 Constitution, royalties received from the exploitation of nonrenewable natural resources that are not directly distributed to departments and municipalities where the natural resources are located or transported are paid into the Fondo Nacional de Regalías (National Royalties Fund). Funds from the National Royalties Fund are used to finance mining development, environmental protection and other regional development projects, including health, education, water and sanitation projects.

In 1995, the Fondo de Ahorro y Estabilización Petrolera (Oil Stabilization and Savings Fund or “FAEP”) was created to monitor the macroeconomic effects of the large foreign exchange inflows due to the then recently discovered oil reserves and to ensure that local governments prudently use the revenues generated from petroleum royalties. Ecopetrol S.A., the National Royalties Fund and the departments and municipalities where oil is produced contribute to the FAEP. Banco de la República administers FAEP. Under the law establishing FAEP, royalties from petroleum production in excess of a predetermined amount payable to the national and local governments are invested abroad through FAEP and are only disbursed for infrastructure projects and social expenditures.

In July 2007, following the announcement by the Government of a public offering of 20% of Ecopetrol S.A.’s shares, Congress approved the National Development Plan for 2006-2010 (the “Development Plan”). Under Article 143 of the Development Plan, Ecopetrol S.A. was no longer required to contribute to the FAEP and instead it was required to transfer the excess royalties to the Central Government. The Development Plan contemplates that 60% of the fund balance in FAEP would be disbursed to the Central Government in 2008, with the remaining balance being transferred to the Central Government in 2009 and 2010 in order to achieve the Government’s goal of gradually receiving the funds from FAEP. In 2008, FAEP transferred Ps. 2,329 billion (0.5% of GDP) to the Central Government. In 2009, FAEP transferred Ps. 920 billion (0.2% of GDP) to the Central Government. In 2010, FAEP transferred Ps. 370 billion (0.1% of GDP) to the Central Government. Following the transfer made in 2010, no further transfers by FAEP will be made.

Article 76 of the Development Plan also created the Stabilization Fund for Fuel Prices (“FEPC”) and establishes, as an initial source of financing, part of the fund balance accumulated by Ecopetrol S.A. in FAEP. In 2008, FAEP transferred Ps. 420 billion (0.1% of GDP) to the FEPC.

According to preliminary figures from CONFIS, FEPC had an inflow of Ps. 173 billion in 2011 as compared to an outflow of Ps. 355 billion in 2010. At the end of 2011, the total fund balance was Ps. 1,322 billion, or 0.3% of GDP.

Public Sector Accounts

The following tables set forth revenues and expenditures (on a cash-flow basis) for the consolidated non-financial public sector for the 2007-2011 period, budgeted figures for 2012 (submitted to Congress on July 28, 2011 and passed on December 14, 2011) and the resulting fiscal surplus or deficit as a percentage of GDP.

Non-financial Public Sector Revenues and Expenditures(1)

(billions of pesos)

	2007		2008		2009(2)		2010(2)		2011(2)		Budget 2012(5)
Central Government
Total Revenues	Ps.	64,667	Ps.	75,042	Ps.	77,139	Ps.	74,957	Ps.	94,247	Ps.	107,602
Expenditures
Current Expenditures		60,656		65,434		74,706		72,777		79,997		87,957
Capital Expenditures		16,088		18,271		21,135		20,931		26,554		32,925

Total Expenditures		76,744		83,705		95,841		93,708		106,551		120,882
Net Loans to Other Entities		257		166		176		214		183		68
Accrual adjustments(3)		(721)		2,239		1,837		2,054		5020		2,629

(Deficit)/Surplus		(11,613)		(11,067)		(20,715)		(21,019)		(17,507)		(15,977)
Decentralized Agencies
Total Revenues		6,254		6,546		7,524		8,153		9,648		13,406
Expenditures
Current Expenditures		1,927		2,124		1,067		2,752		3,109		3,879
Capital Expenditures		4,146		3,747		4,549		5,110		6,332		9,032

Total Expenditures		6,072		5,870		5,616		7,862		9,441		12,911
Net Loans to Other Entities		0		0		0		0		0		0
Accrual adjustments(3)		0		0		302		(107)		0		0

(Deficit)/Surplus		182		675		1,606		397		207		496
Local Public Sector(4)
Total Revenues		45,428		42,399		45,498		53,677		59,270		62,954
Expenditures
Current Expenditures		31,897		28,474		30,938		33,478		34,300		36,644
Capital Expenditures		11,506		8,671		13,444		20,856		25,363		22,611

Total Expenditures		43,403		37,145		44,382		54,334		56,663		59,255
Net Loans to Other Entities		(147)		(20)		(29)		(14)		(10)		0
Accrual adjustments(3)		0		(33)		308		(150)		78		0

(Deficit)/Surplus		2,172		5,201		779		(521)		(481)		3,699
Social Security
Total Revenues		37,918		40,075		45,141		46,132		49,104		53,415
Expenditures
Current Expenditures		31,205		34,681		38,323		40,749		42,425		49,014
Capital Expenditures		79		28		12		8		19		44

Total Expenditures		31,284		34,709		38,334		40,758		42,443		49,058
Net Loans to Other Entities		0		(16)		(21)		0		0		0

	2007		2008		2009(2)		2010(2)		2011(2)		Budget 2012(5)
Accrual adjustments(3)		0		212		(327)		540		(180)		0

(Deficit)/Surplus		6,634		5,139		7,113		4,835		6,840		4,358
Coffee Fund
Total Revenues		1,681		1,590		1,308		1,246		2,254		1,917
Expenditures
Current Expenditures		1,595		1,185		1,271		1,445		1,424		1,775
Capital Expenditures		76		54		50		41		11		16

Total Expenditures		1,671		1,238		1,321		1,486		1,434		1,791
Net Loans to Other Entities		33		0		0		0		0		0
Accrual adjustments(3)		0		129		90		129		587		57

(Deficit)/Surplus		(23)		223		(102)		(368)		232		69
Non-financial Public Enterprises
Total Revenues		34,410		27,537		27,878		30,680		35,440		36,678
Expenditures
Current Expenditures		26,274		24,993		24,109		28,760		35,646		33,871
Capital Expenditures		9,856		2,719		3,653		2,492		3,454		3,538

Total Expenditures		36,130		27,713		27,762		31,251		39,100		37,409
Net Loans to Other Entities		(355)		(202)		(226)		(228)		(197)		(68)
Accrual adjustments(3)		(44)		(146)		40		9		(212)		0

(Deficit)/Surplus		(1,410)		171		301		(352)		(3,251)		(664)
Total Consolidated Non-financial Public Sector (Deficit)/Surplus	Ps.	(4,471)	Ps.	342	Ps.	(11,019)	Ps.	(17,029)	Ps.	(13,958)	Ps.	(8,020)

Primary (Deficit) Surplus	Ps.	11,131	Ps.	17,022	Ps.	4,862	Ps.	(652)	Ps.	7,059	Ps.	(12,073)

(footnotes appear on the following table)

Non-financial Public Sector Surplus (Deficit)(1)

(as a percentage of GDP)(6)

Government Sectors	2007	2008(3)	2009	2010	2011(2)	Budget 2012(5)

Central Government	(2.7)%	(2.3)%	(4.1)%	(3.9)%	(2.8)%	(2.4)%
Decentralized Agencies	(0.4)	0.2	0.2	0.2	0.1	0.0
Local Public Sector(4)	0.6	1.1	0.2	(0.1)	(0.1)	0.6
Social Security	1.9	1.1	1.4	1.0	1.1	0.7
Coffee Fund	0.0	0.0	0.0	(0.1)	0.0	0.0
Non Financial Public Enterprises	0.1	0.0	0.0	0.0	(0.2)	0.0

Total Consolidated Non-financial Public Sector (Deficit)/Surplus	(1.3)%	0.0%	(2.4)%	(3.1)%	(1.8)%	(1.2)%

Primary Surplus	3.2%	3.5%	0.9%	(0.1)%	1.1%	(1.1)%

Totals may differ due to rounding.

1:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues. Privatization, concession and securitization proceeds for the non-financial public sector totaled Ps. 2,579 billion, Ps. 532 billion, Ps. 893 billion Ps. 533 and 5,114 billion in 2007, 2008, 2009, 2010 and 2011, respectively. The 2012 Financial Plan includes revenues from privatizations, concessions and securitizations of Ps. 5,114 billion.
2:	Figures for 2011 according to Cierre Fiscal GNC 2011 released by CONFIS. on March 29, 2012.
3:	Adjustment of certain cash expenditures to an accrual basis.
4:	Includes municipal and departmental governments and local non-financial enterprises, such as water, telephone and electricity companies and the Medellín metro system.
5:	Based on 2012 projected figures.
6:	Based on GDP figures for 2011 and estimated GDP for 2012.

Sources:    National Department of Planning, IMF staff estimates, Banco de la República and CONFIS.

In 2011, the Central Government deficit was 2.8% of GDP as compared to a deficit of 3.9% of GDP in 2010. The Central Government deficit for 2011 was Ps. 17,507 billion, or 16.7% less than the Ps. 21,019 billion deficit registered in 2010. Central Government income increased by 25.7%, from Ps. 74,957 billion in 2010 to Ps. 94,247 billion in 2011, while Central Government expenditures increased by 13.7%, from Ps. 93,708 billion in 2010 to Ps. 106,551 billion in 2011. The increase in expenditures was primarily due to increases in operating and interest expenditures and investment.

In 2011, the consolidated non-financial public sector deficit totaled Ps. 13,958 billion, or 1.8% of GDP as compared to a deficit of Ps. 17,029 billion, or 3.1% of GDP in 2010, and a deficit of Ps. 11,019 billion or 2.4% of GDP in 2009. The decrease in the deficit of the consolidated non-financial public sector during 2011 was primarily due to the decrease in the surplus of the decentralized agencies, which includes the local public sector and the social security sector. The Government currently projects a consolidated non-financial public sector deficit of 1.2% of GDP for 2012. The Government currently projects a Central Government deficit in 2012 of 2.4% of GDP. However, no assurances can be given concerning actual results for the 2012 period and beyond.

In recent years, the Government’s fiscal policy has included the following long-term objectives:

•	establishing a macroeconomic foundation for sustained growth;

•	directing Government resources to those sectors in which the Government has the greatest impact in supporting social development and fostering competition within the Colombian economy; and

•	restructuring the budgetary system to facilitate the constitutionally mandated increases in net transfers from the Central Government to departmental and municipal governments.

The public sector deficit figures presented in this section do not include certain contingent liabilities of the public sector, including certain guarantees and indemnities given by public sector agencies to joint venture partners.

Revenues

In recent years, the Government has modernized the tax system and expanded the tax base through new tax reform legislation. For example, in 2006, Congress approved Law 1111, a tax reform law that seeks to consolidate Colombia’s growth and restructure the tax system by reducing the income tax for businesses and expanding the products covered by the value-added tax.

The recent tax reforms were also intended to bring the tax system into compliance with the constitutional requirement that the Government transfer a portion of its current revenues to departmental and municipal governments. There are two types of required net transfers to departmental and municipal governments. First, the Government transfers revenues to departments for health and educational purposes. Second, the Government transfers revenues to municipalities for social and educational programs as well as infrastructure projects. Both types of transfers are currently calculated as a percentage of current revenue. The actual allocation made to each local government is based on formulas developed by the National Planning Department which take into account each locality’s administrative efficiency, ability to raise revenues independently, population and level of poverty. Net transfers required by Law 60 of 1993 totaled an estimated 28.5% of current revenue in 2011, as compared to 34.0% in 2010, 32.8% in 2009, 28.8% in 2008 and 29.3% in 2007. These constitutionally required transfers may be supplemented by discretionary transfers to departments and municipalities. In December 2001, a constitutional reform established new standards that local governments are required to follow with respect to funds transferred by the Central Government, enhancing the control and allocation of these funds, particularly in the education and health care sectors.

The following table shows the composition of the Government’s revenue (on a cash-flow basis).

Central Government Revenue

	2007	2008	2009	2010	2011(1)	Budget 2012(3)
Tax Revenue
Income Tax	37.1%	32.6%	36.4%	35.0%	35.5%	40.1%
Value-Added Tax	36.2	36.1	33.6	38.0	37.2	34.9
Wealth Tax	1.8	4.3	2.6	2.6	3.4	3.0
Tariffs	6.6	5.7	5.2	6.2	4.3	3.8
Other Indirect Taxes	7.8	7.1	6.7	6.8	8.4	7.6
	89.5	85.8	84.5	89.1	88.9	89.5
Nontax Revenue(2)	10.5	14.2	15.5	10.9	11.1	10.5

	100.0%	100.0%	100%	100%	100%	100%
Revenue (as a percentage of GDP)(4)	15.0%	15.6%	15.3%	13.8%	15.3%	16.2%

Totals may differ due to rounding.

1:	Figures for 2011 according to Marco Fiscal de Mediano Plazo 2012 released by CONFIS on June 14, 2012.
2:	Includes concession revenues, hydrocarbon duties, fines, other duties, other current revenues and capital revenues.
3:	2012 projected figures are consistent with a Central Government deficit of 2.4% of GDP.
4:	Based on estimated GDP using new methodology implemented in 2008.

Sources:     Ministry of Finance and CONFIS.

Central Government revenues totaled Ps. 94,247 billion (15.3% of GDP) in 2011 as compared to Ps. 74,957 billion in 2010, an increase of 25.7% in nominal terms. Total tax revenues increased by 25.5% in nominal terms in 2011 as compared to 2010.

Expenditures

Central Government expenditures totaled Ps. 106,551 billion in 2011 (19.6% of GDP), an increase of 13.7% in nominal terms from the 2010 level. Current interest payments increased by 19.6% in nominal terms in 2011 and current operational expenditures increased by 10.4% in nominal terms as compared to 2010 levels. Current investment expenditures increased by 22.5% in nominal terms in 2011.

Based on preliminary figures, in 2011 Central Government expenditures were allocated as follows:

•	social expenditures, 50.5%;

•	interest payments, 15.5%;

•	defense and internal security, 13.3%;

•	government overhead, 3.1%;

•	justice, 7.2%;

•	infrastructure, 7.7%; and

•	transfers to local governments, 2.7%.

Transfers to departments and municipalities reached Ps. 17,065 billion in 2007 (representing 22.4% of the total budgeted 2007 expenditures), Ps. 18,749 billion in 2008 (representing 21.8% of the total budgeted 2008 expenditures) , Ps. 21,541 billion in 2009 (representing 22.0% of the total budgeted 2009 expenditures) and Ps. 22,933 billion in 2010 (representing 24.1% of the total budgeted 2010 expenditures) and Ps. 23,935 in 2011 (representing 21.4% of the total budgeted 2011 expenditures). These transfers were made in accordance with the territorial transfer reform legislation enacted in December 2001 that provides for such transfers to be made based on the average revenue growth of Colombia over the previous four years, adjusted by the inflation rate plus a certain percentage, during a transition period from 2002-2007. In 2007, Congress passed a constitutional amendment that modified the formula to calculate these transfers. From 2008 to 2009, transfers to regional governments increased by the inflation rate plus 4% with an additional 1.3% increase for education. In 2010, transfers increased by 3.5% with an additional 1.6% increase for education. Transfers grew by 3% with an additional 1.8% increase for education in 2011. From 2012 to 2016, transfers will grow by 3% plus an additional 1.8% increase for education each year.

One of the greatest challenges in public finance is the growing rate of pension liabilities for workers and retirees, combined with the fact that most territorial entities lack proper resources to pay these obligations. In December 1999, Congress enacted Law 549, which established the National Pension Fund for Territorial Entities. Law 549 provides for full funding of pension liabilities within 30 years from the date of its enactment. Both the Central Government and the territorial entities contribute to this fund, although the Central Government has not assumed the responsibility to pay these pension payments. The Central Government recognized, however, that further pension reform was necessary and as a result, Law 797 of 2003 was enacted, which was subsequently superseded by Law 860 of 2003. See “—Recently Enacted Fiscal Reforms.”

The following table shows the principal categories of Government expenditures, according to the General Directorate of the Budget of the Ministry of Finance.

Central Government Expenditures(1)

	2007	2008	2009	2010	2011

Social Expenditures
Education	15.9%	15.9%	15.4%	17.2%	16.3%
Health	6.9	6.6	5.8	6.7	6.1
Potable Water and Sewage	0.4	1.2	1.4	1.6	1.4
Housing	0.5	0.3	0.4	0.7	0.8
Social Security	20.9	20.9	21.1	21.0	21.9
Other	2.7	2.8	3.0	3.9	4.0

	47.4	47.7	47.1	51.2	50.5
Justice	4.9	4.8	5.0	5.5	7.2
Defense and Security (Internal)	14.2	16.0	14.6	14.6	13.3
Infrastructure
Mines and Energy	1.1	1.4	6.4	1.6	1.7
Transportation	3.4	2.9	3.1	3.2	4.2
Irrigation Projects and Agriculture	1.3	1.7	1.0	1.1	1.0
Environment	0.3	0.2	0.2	0.2	0.2
Other	0.3	0.2	0.3	0.3	0.6

	6.5	6.4	10.9	6.4	7.7
Government Overhead Expenses	2.8	3.6	3.1	3.7	3.1
Transfers to Local Governments(2)	3.7	3.1	3.0	2.9	2.7
Interest payments	20.6	18.2	16.4	15.7	15.5

Total Expenditures	100.0%	100%	100%	100%	100%

Expenditures (as a percentage of GDP)(3)	18.0%	17.6%	19.2%	17.5%	17.7%

Totals may differ due to rounding.

1:	2011 figures are preliminary.
2:	Figures only include transfers to municipalities, not to other regional governments.
3:	Based on estimated GDP figures calculated using 2005 as the base year for calculating constant prices.

Sources:	Dirección General del Presupuesto (General Directorate of the Budget), CONFIS and Tesorería General de la República (National Treasury).

2012 Budget

The 2012 budget became Law 1485 on December 14, 2011. According to the 2012 budget, the consolidated public sector deficit is expected to be 1.2% of GDP (Ps. 8,228 billion) and the consolidated non-financial public sector deficit is anticipated to be approximately 1.2% of GDP (Ps. 8,080 billion). The 2012 budget estimates a Central Government deficit of approximately 2.4% of GDP (Ps. 16,037 billion). Total non-financial public sector expenditures for 2012 are currently budgeted to reach Ps. 281,306 billion, out of which Ps. 120,882 billion corresponds to expenditures by the Central Government and Ps. 160,424 billion corresponds to expenditures by public entities at the national and local level and transfers to departmental and local governments.

Under the 2012 budget, the Central Government’s revenues (on a cash-flow basis) are projected to total Ps. 107,602 billion (approximately 16.2% of GDP), an increase of 14.2% as compared to revenues of Ps. 94,247 billion recorded in 2011. Total tax revenues are expected to grow by 9.1%, from Ps. 83,733 billion in 2011 to Ps. 91,337 billion in 2012. Income tax revenues are expected to amount to Ps. 17,169 billion in 2012, an increase of

40.8% as compared to 2011 income tax revenues of Ps. 12,195 billion. Internal value-added tax revenues are expected to total Ps. 18,386 billion as compared to Ps. 17,488 billion in 2011, an increase of 5.1% from 2011. Witholding tax revenues are expected to amount Ps. 27,827 billion as compared to Ps. 26,946 billion in 2011, an increase of 3.3%. Revenues from the tax on financial transactions are anticipated to amount to Ps. 5,125 billion, as compared to Ps. 5,062 billion in 2011, representing an increase of 1.2%. Tariffs and external value-added tax revenues are expected to increase by 5.0% in 2012, from Ps. 15,948 billion in 2011 to Ps. 16,748 billion, in 2012. Non-tax revenues are expected to amount to Ps. 11,337 billion in 2012, an 8.6% increase as compared to 2011 (Ps. 10,439 billion). Tax revenues are expected to grow mainly as a result of expected GDP growth and improved collections by DIAN.

According to CONFIS, Central Government expenditures (net of amortizations of public debt and on a cash-flow basis) under the 2012 budget are expected to total Ps. 123,579 billion (approximately 18.6% of GDP) as compared to Ps. 111,754 billion in 2011, representing an increase of 10.6%. Operational expenditures are expected to total Ps. 85,713 billion in 2012, an increase of 11.2% as compared to Ps. 77,105 billion registered in 2011. Expenditures for interest payments are expected to increase by 8.8%, from Ps. 16,798 billion in 2011 to Ps. 18,284 billion in 2012. Investment expenditures are expected to amount to Ps. 19,514 billion in 2012, an increase of 10.5% as compared to Ps. 17,668 billion in 2011. Transfers, including pension transfers and transfers to regional governments, are expected to increase by 10.7%, from Ps. 59,978 billion in 2011 to Ps. 66,395 billion in 2012.

The 2012 budget is based on the following principal budget assumptions:

Principal 2012 Budget Assumptions

2012 Budget Assumptions as of June 2012(1)
Gross Domestic Product
Nominal GDP (billions of pesos)	664,020
Real GDP Growth	4.8%
Inflation(2)
Domestic Inflation (consumer price index)	4.3%
Domestic Inflation (producer price index)(3)	3.4%
External Inflation(4)	5.6%
Real Devaluation at end of period	(2.5)%
Interest Rate
Prime (United States)	3.5%
LIBOR (six month)	0.7%
Export Prices
Coffee (ex-dock) ($/lb.)	2.2
Oil ($/barrel) (Cusiana)	98.0
Coal ($/ton)	90.64
Ferronickel ($/lb.)	2.99
Gold ($/Troy oz.)	1,683.2

1:	Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in June 2012 in connection with the release of the Medium Term Fiscal Plan 2012.
2:	End of period.
3:	Calculated using a projected change in the producer price index.
4:	“External Inflation” means the weighted average inflation for Colombia’s major trading partners. As of February 2012, the following are the weights assigned to each of Colombia’s major trading partners: United States (42.0%), Venezuela (3.6%), Switzerland (5.1%), Mexico (8.9%), Ecuador (4.9%), Brazil (4.7%), The Netherlands (1.4%), Germany(3.8%), Peru (3.7%), Panama (5.8%), Chile (2.9%), Japan (2.8%), United Kingdom (2.0%), Spain (1.8%), Italy (1.7%), Canada (1.4%), France (1.3%), Belgium (0.8%), Argentina (1.1%) and Sweden (0.6%). For more information on the destinations and origins of Colombia’s exports and imports, please see “Foreign Trade and Balance of Payments—Foreign Trade—Geographic Distribution of Trade.”

Sources:     General Directorate of Macroeconomic Policy, Ministry of Finance

The figures set forth above represent the Government’s forecast, as of March 29, 2012, of the 2012 Colombian economy. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

IMF Program

Flexible Credit Line with IMF.

On March 26, 2009, the IMF made available to Colombia the IMF’s Flexible Credit Line, a short-term facility intended to provide contingent liquidity to countries with sound macroeconomic policies and institutional frameworks. The Flexible Credit Line was designed to help Colombia during the global financial crisis by providing the flexibility to draw on the credit line at any time. Disbursements under the Flexible Credit Line were not phased or conditioned on compliance with policy targets as in traditional IMF-supported programs. On April 20, 2009, the Government made an official application for $10.4 billion under the Flexible Credit Line to the IMF. On May 11, 2009 the IMF’s Executive Board approved a one year arrangement under the Flexible Credit Line for $10.5 billion. On May 7, 2010, the IMF’s Executive Board approved a successor one-year arrangement under the Flexible Credit Line for $ 3.5 billion. To date, Colombia has not drawn on the Flexible Credit Line. On May 9, 2011, the IMF’s Executive Board approved a two-year $6.2 billion successor arrangement under the IMF’s Flexible Credit Line. The Government intends to treat the credit line as precautionary and does not plan to draw on the facility.

Recently Enacted Fiscal Reforms

During its first year, the Santos administration submitted to Congress, and Congress approved, a package of structural reforms aimed at improving the conditions for the sustainability of public finances in the long term and imposing targets in several indicators of fiscal performance. The reforms are described below.

Health Reform Law: On January 19, 2011, the president signed into law the Health Reform Law that provides more resources to the health system (Ps.1.5 trillion per year). The Government will contribute Ps.1.0 trillion per year from the national budget and other resources are expected to come from the Family Compensation Funds (a non-governmental agency that pays social security subsidies), municipalities and departments, among others. The law will also order periodic updates to the public health insurance plans in order to make them consistent with the epidemiological profile of the population, limiting and rationalizing the type of treatments and drugs that are included in the insurance plans.

Fiscal Sustainability Reform: On June 8, 2011, Congress passed the constitutional reform of Fiscal Sustainability. The main effect of this reform is the protection of the fundamental economic, social and cultural rights embodied in the Constitution, establishing fiscal sustainability as a criterion and requiring the different branches of government to consider the implications of their decisions on macroeconomic stability.

Royalties Reform: On June 9, 2011, Congress approved the reform to the royalties system (called “Acto Legislativo de Reforma a las Regalías”). The main objective of this reform is to redistribute more equitably royalties received from the exploitation of natural resources among all the regions of Colombia, generate savings, promote transparent management by authorities and strengthen regional competitiveness. The reform requires that 40% of the royalties generated by the exploitation of natural resources be used to finance social, economic and environmental development projects in the regions based on objective criteria such as the size of the population and level of poverty.

Fiscal Responsibility Law: On June 14, 2011, Congress approved the fiscal responsibility law. The main objective of this reform is to reduce gradually the fiscal deficit of the Central Government to 2.3% of GDP or less by 2014, 1.9% of GDP or less by 2018 and 1.0% of GDP or less by 2022. The fiscal responsibility law states that, in the long term, structural spending cannot exceed structural revenue by more than 1%, which is aimed at reducing the Central Government debt to GDP ratio to below 20%.

The Uribe administration implemented a comprehensive fiscal adjustment program designed to end the progressive increases in the fiscal deficit in the short term and to institute the structural reforms necessary for public finance stability in the long term. Toward that end, the Uribe Government introduced measures to increase public revenues and reduce public expenditures, as described in more detail below. The Santos administration has continued the implementation of the comprehensive fiscal adjustment program.

Pension Reform: Law 797 of 2003 modified the official retirement age and increased payroll taxes in order to reduce the rate of growth of pension expenditures. Due to legal challenges brought before the Colombian Constitutional Court challenging certain provisions of Law 797, Law 860 of 2003 was enacted in December 2003 to cure certain procedural flaws. As of June 2012, the net present value of the Central Government’s pension liability for the next fifty years (2012-2062), not including the transition cost, was approximately 76.6% of GDP (using a discount rate of 6%) and the expected annual expenditure by the Central Government for pension liabilities was estimated at 3.3% of GDP for 2011 and is estimated to be 3.4% of GDP for 2012.

Tax Adjustment Law: On December 30, 2009, a tax adjustment law was enacted. The main effects of the law are as follows: (i) the wealth tax will remain in effect until 2014 with differing tax rates applicable to two levels of Ps.3.0 billion and Ps.5.0 billion; (ii) the tax deduction for productive asset investments is reduced to 30% from 40%; and (iii) taxpayers may not concurrently benefit from the aforementioned productive asset investment deduction and the special tax rate of 15% for users of free trade zones.

Health Resources Law: On July 12, 2010, a law that seeks to increase the resources available for the health system by between Ps. 3.5 and Ps. 3.6 trillion was enacted. The principal provisions of the law are as follows: (i) an increase in value added tax rates for beer, cigars, gambling and liquor; (ii) the authorization to use transfers from the Government to the departments and municipalities to equalize the benefits under Plan Obligatorio de Salud and Plan Obligatorio de Salud Subsidiado; and (iii) implementation of measures that are intended to reduce evasion and avoidance of the required contributions to the health system.

PUBLIC SECTOR DEBT

General

Public sector debt (“public debt”) in Colombia is comprised of the internal and external debt of the Central Government, Banco de la República and state-owned non-financial companies, as well as the external debt of state-owned financial institutions and departmental and municipal governments. External public debt encompasses all debt payable in currencies other than pesos (including debt denominated in pesos but payable in currencies other than pesos), while internal public debt includes all debt payable in pesos.

The type of authorization required for incurring public debt depends on the use of the proceeds and on whether the debt is issued directly or guaranteed by the Republic, or is issued by a public entity without the benefit of the Republic’s guarantee. The Ministry of Finance is the Government agency responsible for regulating public sector borrowing. The Ministry of Finance must authorize all external borrowing by government-owned corporations and national, departmental and municipal agencies.

New external debt issued or guaranteed by the Republic must comply with the global debt ceiling set periodically by Congress. This ceiling is set as part of the external financing program proposed by the executive branch. In addition, external public debt issued or guaranteed by the Republic that increases the amount of outstanding external debt issued or guaranteed by the Republic must be authorized by the Board of Directors of Banco de la República, the Consejo Nacional de Política Económica y Social (“CONPES”) and the Comisión Interparlamentaria de Crédito Público (Public Credit Congressional Commission), a special six-member Congressional committee. The Director General of Public Credit and the National Treasury of the Ministry of Finance must give advance approval of external debt issuances by the Republic that will be used to prepay or refinance existing debt. External debt incurred by decentralized entities requires prior authorization by the Ministry of Finance.

Until 1990, loans from Banco de la República and proceeds from special purpose bonds were the primary source of the Government’s internal public debt. Pursuant to Law 51 of 1990, the Government initiated a program in 1991 to finance public sector internal debt with Treasury bond issuances in the domestic capital markets, thereby diminishing reliance upon the traditional sources of internal financing. Colombia’s external public debt consists of loans from multilateral institutions (such as the World Bank and the IADB), foreign governments, commercial banks, suppliers, export credit institutions and bonds.

The focus of the Government’s debt management is to diversify the Government’s sources of financing, issue bonds in the European, Asian and U.S. capital markets, reduce the public sector deficit by improving the maturity profile of public sector debt and lower debt service costs and currency risk exposure. In addition, the Republic has guaranteed less debt due to privatizations and stricter policies for authorizing guaranteed debt.

In December 2011, the Consejo Superior de Política Fiscal revised the expected Central Government deficit for 2011 from 3.8% of GDP to 3.2% of GDP. In March 2011, the Consejo Superior de Política Fiscal authorized the Financing Plan for 2011 under which the Government planned to issue up to Ps. 28.0 trillion in internal debt and $2.25 billion in external debt for 2011. On February 1, 2012, the Consejo Superior de Política Fiscal announced that the Central Government deficit for 2011 was 2.8% of GDP.

Colombia’s ratio of total net non-financial public sector debt to GDP was at 32.4% in 2007 and decreased to 31.7% in 2008. It increased to 34.5% in 2009 and 35.5% in 2010. For the year ended December 31, 2011, the ratio of total net non-financial public sector debt to GDP decreased to 34.6%.

Public Sector Internal Debt

In 2011, the Government’s internal debt consisted mainly of the following debt instruments:

•	Treasury bonds known as Títulos de Tesorería (“TES”) sold, through auctions, to the public and to Government agencies (which are obligated to invest excess funds in these Government instruments); and

•	Various special-purpose bond issues.

The Central Government’s internal funded debt (i.e., long-term debt with an original maturity of more than one year) was $83.6 billion (Ps.162.5 trillion) at December 31, 2011, an increase of 5.7% in dollar terms (a 7.3% increase in Peso terms) from the $79.2 billion (Ps.151.5 trillion) outstanding at December 31, 2010. According to preliminary figures, total non-financial public sector internal funded debt was $98.9 billion (Ps. 192.3 trillion) at December 31, 2011, as compared to the $95.8 billion (Ps. 183.3 trillion) outstanding at December 31, 2010.

TES issuances in the domestic capital markets have become a significant source of Central Government funding. As of December 31, 2011, TES represented 67.5% of total Central Government debt (both internal and external) and 96.2% of total internal Central Government debt.

In January 2003, the Government appointed 20 financial institutions as market makers in Government securities as part of its strategy to broaden the Treasury bond market and provide liquidity to the local capital markets. Furthermore, the Ministry of Finance has expanded the types and maturities of its bond issues. In addition to one-, two-, three- and five-year fixed-rate TES, beginning in March 1998 the Government issued three-, five-, seven- and ten-year TES, with interest rates pegged to changes in the consumer price index. To reduce interest rate pressures on the market and simultaneously offer an exchange rate hedging instrument, the Government has issued dollar-linked one-, two- and three-year TES. At December 31, 2011, there were no dollar-linked TES outstanding. In May 1999, the Government introduced inflation-indexed TES, known as UVR (Unidad de Valor Real Constante) and since then has issued five-, seven-, ten-, twelve- and seventeen-year UVR TES bonds. With the UVR, the principal amount of the bond (rather than the interest rate) changes according to movements in the consumer price index, in a manner similar to the inflation-adjusted government debt securities available in the United States and France. At December 31, 2011, $18.8 billion (Ps. 36.5 trillion) of UVR TES bonds were outstanding.

In further support of the domestic market, the Government issued new investment products in 2001 and 2002, including short-term (90-day and 180-day) bills, seven- and ten-year fixed rate TES and five- and eight-year fixed rate dollar-linked TES. In 2005, the Government issued fifteen-year fixed rate TES. In 2007, the Government issued short-term (357-day) bills and four-, six- and eleven-year fixed rate TES and six-year UVR TES bonds. In 2008, the Government issued four-, six- and sixteen-year fixed rate TES. In 2009, the Government issued short-term (357-day) bills and four- and seven-year fixed rate TES and seven-year UVR TES bonds. In 2010, the Government issued short-term (357-day) bills and four-, seven- and sixteen-year fixed rate TES and six-, eight- and seventeen-year UVR TES bonds. In 2011, the Government issued short-term (357-day) bills and eight-, twelve- and seventeen-year fixed rate TES and six-, eight- and seventeen-year UVR TES bonds.

The Government has taken additional measures during the last several years to strengthen the domestic capital markets. For example, the Government encourages electronic systems for trading public sector debt instruments. These systems should provide a more efficient pricing mechanism and greater liquidity for investors. The Government also encourages the participation of institutional investors in the capital markets, as evidenced by the increasing investment of private pension fund assets in new capital market instruments. The Government has also increased its consistency in the timing and amounts of TES issuances. In addition to these measures, the Government issued Peace Bonds in the aggregate principal amount of Ps. 0.7 billion in 2007. No Peace Bonds were issued in 2008. In 2009, the Government issued Ps. 4.6 billion in aggregate principal amount of Peace Bonds. In 2010 and 2011, the Government issued Ps. 1.1 billion and Ps. 0.9 billion in aggregate principal amount of Peace Bonds, respectively. These bonds fund agrarian reform and the reconstruction of social infrastructure in conflict zones.

In 2011, the Government issued Ps. 29.4 trillion of TES bonds. Of this amount, 60.7% was issued through auctions. In 2012, the Government plans to issue Ps. 24.8 trillion of TES bonds. It is expected that 74.2% of this amount will be issued through auctions. Between January 1, 2012 and June 27, 2012, the Government auctioned a total of Ps. 10.5 trillion of TES bonds, or 60.7% of the expected total amount in Government securities to be issued through auctions. Auctions of TES bonds are normally held on a bi-weekly basis.

On May 16, 2012, the Government developed a new strategy for the issuance of internal funded debt. The plan involves the issuance of benchmark peso-linked TES bonds and UVR TES bonds every two years, both launched at the same time in odd years, with a reopening of such securities when 5 years remain until maturity. Securities are expected to be issued for the maximum term established for each security (15 years in the case of TES bonds denominated in pesos and 20 years in the case of UVR bonds), where the maturity of peso-linked TES will occur in even years and the maturity of UVR TES bonds occur in odd years. This measure is taken with the objective of reducing the refinancing risk.

The following table shows the total internal funded debt of the public sector.

Public Sector Internal Funded Debt(1)

	2007		2008		2009		2010		2011
	(billions of pesos or percentage of GDP)
Central Government(2)	Ps.	110,129	Ps.	119,113	Ps.	132,379	Ps.	151,489	Ps.	162,494
Public Sector Entities		22,346		21,822		26,653		31,820		29,802

Total Internal Debt	Ps.	132,476	Ps.	140,935	Ps.	159,032	Ps.	183,309	Ps.	192,296

As a Percentage of GDP		30.7%		29.3%		31.3%		33.7%		31.2%

Totals may differ due to rounding.

1:	Includes debt of the Government with an original maturity of more than one year, and public sector entities’ guaranteed internal debt.
2:	Central Government figures exclude pension bonds and constant value bonds.

Sources:     General Directorate of Public Credit and National Treasury, Ministry of Finance; CONFIS.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was Ps. 1.7 trillion ($1.0 billion) at June 30, 2012.

Public Sector External Debt

As used herein, public sector external funded debt consists of long-term external debt of the Central Government and guaranteed and non-guaranteed long-term external debt of public sector agencies, departments and municipal governments and state-owned financial institutions. Long-term debt means debt with an original maturity of more than one year. Traditionally, Colombia has relied on the following six sources of external debt:

•	capital markets, such as external bond offerings;

•	multilateral financial institutions, such as the IADB, the World Bank and CAF;

•	commercial banks;

•	export credit institutions;

•	suppliers; and

•	bilateral agreements.

At December 31, 2011, debt from multilateral institutions and export credit institutions represented 39.7% of public sector external funded debt, while loans from commercial banks constituted 2.8% of the total. The amount of bonds outstanding as of December 31, 2011 was $22.0 billion, or 54.2% of public sector external funded debt. Total public sector external funded debt increased from $38.3 billion at December 31, 2010 to $40.6 billion at December 31, 2011.

At December 31, 2011, floating (i.e., short-term debt with an original maturity of one year or less) public sector external debt totaled $1,160 million.

On December 31, 2011, the Central Government accounted for 81% of public sector external funded debt and state-owned entities, including Banco de la República, accounted for 18.9%.

The following table shows the external funded debt of the public sector by type.

Public Sector External Funded Debt by Type(l)(2)

	At December 31,
	2007	2008	2009	2010	2011
	(millions of U.S. dollars, except percentages)

Central Government	$23,659	$24,351	$29,035	$30,987	$32,934

Public Entities(3)(4)
Guaranteed	1,911	1,773	1,843	1,897	1,896
Non-guaranteed	2,543	2,596	4,684	5,369	5,775

Total External Debt	$28,113	$28,720	$35,563	$38,253	$40,606

Total Debt Service	$6,270	$4,947	$4,344	$4,673	$6,213

External Debt/GDP	14.1%	12.0%	15.4%	14.0%	14.9%
Total Debt Service/GDP	3.2	2.1	1.9	1.7	2.3
Total Debt Service/Exports	29.7	16.8	13.2	14.2	18.9

Totals may differ due to rounding.

1:	Debt with an original maturity of more than one year.
2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31 of each year.
3:	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source:    Debt Database—Ministry of Finance.

At December 31, 2007, 2008, 2009, 2010 and 2011, Colombia’s public sector external funded debt increased by $2.1 billion, $608 million, $6.8 billion, $2.7 billion and $2.4 billion, respectively, from the corresponding figure at December 31 of the prior year. The increase in the public external funded debt in 2011 was primarily due to the Central Government’s issuance of $2 billion of external bonds as funding for the 2011 budget. Public sector external debt as a percentage of GDP decreased from 14.1% at December 31, 2007 to 12.0% at December 31, 2008. It then increased to 15.4% at December 31, 2009, but decreased to 14.0% at December 31, 2010. At December 31, 2011, the public sector external debt as a percentage of GDP increased to 14.9%. External debt service as a percentage of GDP decreased from 3.2% at December 31, 2007 to 2.1% at December 31, 2008, to 1.9% at December 31, 2009, to 1.7% at December 31, 2010, but increased to 2.3% at December 31, 2011. At December 31, 2011, Colombia’s public sector external funded debt totaled $40.6 billion, of which $33.0 billion was debt of the Central Government and $7.7 billion was debt of other public entities.

The Government’s external debt management strategy is comprised of several elements, including:

•	diversifying the Government’s sources of funding in order to reduce its vulnerability to external market disruptions;

•	focusing on multilateral sources of funding, in order to finance social infrastructure projects that involve private sector investment; and

•	minimizing interest and exchange rate risks associated with debt service through the use of derivatives.

On May 9, 2011, the IMF’s executive board approved a two year $6.2 billion successor arrangement under the IMF’s Flexible Credit Line. To date, Colombia has not drawn on the Flexible Credit Line. See “Public Sector Finance—Flexible Credit Line with IMF.”

On January 10, 2012 Colombia commenced an offer to purchase for cash its 10.75% Global Bonds due 2013, 8.25% Global Bonds due 2014, Floating Rate Notes due 2015, 8.70% Bonds due 2016, 7.375% Notes due 2017, 11.75% Global Bonds due 2020, 8.125% Global Bonds due 2024 and 8.375% Bonds Due 2027.

The following table sets forth the aggregate principal amount of each series of bonds purchased and the aggregate principal amount of each series of bonds remaining outstanding following the completion of the offer to purchase.

Bond	Aggregate Principal Amount Accepted for Purchase	Aggregate Principal Amount Remaining Outstanding After Settlement
10.75% Global Bonds due 2013	$227,055,000	$522,945,000
Floating Rate Notes due 2015	$230,812,000	$169,188,000
8.70% Bonds due 2016	$41,965,000	$75,584,000
8.375% Bonds Due 2027	$80,613,000	$74,292,000

No bonds were accepted for purchase for the following series: 8.25% Global Bonds due 2014, 7.375% Notes due 2017, 11.75% Global Bonds due 2020 and 8.125% Global Bonds due 2024.

On January 27, 2012, Colombia issued $1.5 billion aggregate principal amount of its 6.125% Global Bonds due 2041. A portion of the proceeds from the offering was used for the payment of the purchase price of the securities in the above-mentioned liability management transaction.

As part of Colombia’s external liability management program, the Government plans to continue to conduct liability management transactions in order to reduce exposure to exchange rate risks and refinancing risks.

The following table shows the external funded debt of the public sector by creditor.

Public Sector External Funded Debt by Creditor(1)(2)

	At December 31,
	2007	2008	2009	2010	2011
	(millions of U.S. dollars)
Multilaterals
IADB	$4,924	$5,684	$6,233	$6,492	$6,826
World Bank	4,833	5,329	6,550	7,556	7,624
Others	1,349	1,330	1,351	1,470	1,566

Total Multilaterals	11,105	12,343	14,134	15,518	16,016
Commercial Banks	1,143	1,058	1,071	824	1,149
Export Credit Institutions	292	233	162	114	97
Bonds	13,969	13,506	18,635	20,108	22,023
Foreign Governments	1,559	1,549	1,540	1,673	1,308
Suppliers	43	30	20	16	12

Total	$28,113	$28,720	$35,563	$38,253	$40,606

Totals may differ due to rounding.

1:	Debt with an original maturity of more than one year.

2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31 of each year.
3:	Debt with resident financial institutions is not included in the public entities outstanding.

Source:     Debt Database—Ministry of Finance.

Early Payment of IADB Emergency Loans

In April 2005, Colombia made an early payment in the amount of $1.25 billion under its emergency loans with the IADB. In order to make this early payment, the Central Government purchased international reserves from Banco de la República using the peso proceeds of its offerings of TES bonds completed in the local market during 2004 and 2005. Banco de la República, in turn, used the pesos it received from the Central Government in connection with such purchases of international reserves to acquire TES bonds in secondary market transactions.

Following the early payment of $1.25 billion to the IADB, Colombia began negotiations with the IADB for new loans. Proceeds of the new loans are being used to finance public investment in infrastructure projects. Disbursements of loans from the IADB totaled approximately $608.7 million in 2007, $957.1 million in 2008, $688.8 million in 2009, $327.5 million in 2010 and $134.8 million in 2011.

The following table shows the external funded debt of the public sector by currency.

Public Sector External Funded Debt by Currency

	At December 31, 2011(1)
	Central Government	Guaranteed	Non–Guaranteed	Total	Percentage of Total
	(millions of U.S. dollars)
U.S. Dollars	$27,093	$1,241	$4,301	$32,635	80.37%
World Bank Basket of Currencies(2)	42	0	0	42	0.10%
Colombian Pesos	4,637	601	1,473	6,712	16.53%
Japanese Yen	878	9	0	878	2.16%
Euros	200	35	1	236	0.58%
Unit Account(3)	0	11	0	11	0.03%
Others	85	9	0	93	0.23%

Total	$32,934	$1,896	$5,775	$40,606	100.00%

Totals may differ due to rounding.

1:	Preliminary. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2011.
2:	Consists primarily of dollars, Yen, Swiss Francs and euros.
3:	Corresponds to the monetary unit used by the IADB in its transactions, expressed in U.S dollars.

Source:     Debt Database—Ministry of Finance.

The following table sets forth the amortization schedule for principal payments on Colombia’s public sector external debt outstanding at December 31, 2011.

Public Sector External Debt Amortization Schedule(1)(2)

Signed Loans and Bonds

	Debt Outstanding at December 31, 2011(3)
		2012	2013	2014	2015	After
		(millions of U.S. dollars)
Multilaterals
IADB(4)	$6,834	$377	$389	$440	$440	$5,188
World Bank(4)	7,389	325	526	775	637	5,126
Others	1,560	155	182	163	136	923

Total Multilaterals	15,783	857	1,097	1,378	1,214	11,237
Commercial Banks	845	103	156	96	84	405
Export Credit Institutions	821	30	23	9	58	700
Bonds	21,425	1,194	549	1000	1,309	17,373
Foreign Governments	1,623	7	11	17	21	1,568
Suppliers	8	2	4	2	0	0

Total External Debt	$40,505	$2,193	$1,840	$2,502	$2,686	$31,283

Totals may differ due to rounding.

1:	Debt with original maturity of more than one year. Amortization figures in this table include both scheduled payments on outstanding debt and projected payments on debt not yet disbursed but for which commitments have been made and are planned to be disbursed.
2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2011.
3:	Debt with domestic financial institutions is not included in the debt outstanding.
4:	Amortization payments to the IADB and World Bank have been re-expressed using a revaluation factor based on the basket of currencies in which those debts are denominated on the dates their respective transactions closed.

Source:     Debt Database—Ministry of Finance.

Debt Record

Colombia has regularly met all principal and interest obligations on its external debt for over 60 years.

TABLES AND SUPPLEMENTARY INFORMATION

Public Debt of the Republic of Colombia

External Public Debt

Direct Funded Debt (1)

Bond Issues

Interest Rate and Title	Year of Issue	Year of Final Maturity	Currency	Principal Amount Disbursed		Principal Amount Outstanding at Dec. 31, 2011(2)
				(millions of original currency)		(millions of dollars)

Central Government

8.700% Notes Due 2016	1996	2016	USD		$200	118

(*) 8.375% Notes Due 2027	1997	2027	USD		$250	155
10.875% Global Bonds due 2004	1999	2028	USD		$500	9
11.75% Global Bonds due 2020	2000	2020	USD		$1,075	796
10% Global Bonds due 2012	2001	2012	USD		$900	900
10.75% Global Bonds due 2013	2002	2013	USD		$750	750
(*)10.375% Global Bonds due 2033	2003	2033	USD		$635	341
(*)8.125% Global Bonds due 2024	2004	2024	USD		$1,000	1,000
(*)8.25% Global Bonds due 2014	2004	2014	USD		$1,000	1,000
8.66% Notes Due 2016	2004	2016	USD		$17	17
(*)12% Global TES due 2015	2005	2015	COP	Ps.	2,580,037	1,348
3 mo. Libor +355 bps Notes due 2013	2005	2013	USD		$335	52
3 mo. Libor +180 bps Notes due 2015	2005	2015	USD		$400	400
1.94% Notes due 2012	2005	2012	JPY		¥22,500	293
(*)7.375% Notes due 2017	2006	2017	USD		$1,650	1,650
(*)7.375% Notes due 2037	2006	2037	USD		$1,818	1,818
9.85% Global TES due 2027	2007	2027	COP	Ps.	1,924,515	991
7.375% Notes due 2019	2009	2019	USD		$2,000	2,000
6.125% Global Bonds due 2041	2009	2041	USD		$1,000	1,000
2.42% Notes due 2019	2009	2019	JPY		¥45,000	585
(*)7.75% Global TES due 2021	2010	2021	COP	Ps.	2,467,611	1,270
4.375% Global Bonds due 2021	2011	2021	USD		$2,000	2,000

Total						$18,472

1:	Includes external-internal bonds (i.e., bonds payable in U.S. dollars, but sold in the domestic market). Includes only medium- and long-term funded debt (i.e., debt with an original maturity of more than one year). At December 31, 2011.
2:	Principal amount outstanding at December 31, 2011 was converted to U.S. dollars at the corresponding exchange rate on December 31, 2011. COP/USD = Ps. 1,841.31/$1.00; JPY/USD = ¥76.72/$1.00; USD/EUR = $1.2688/€1.00.
(*)	Includes reopenings.

Source:     Debt Database—Ministry of Finance.

Loans from Multilateral Institutions

Lender	Interest Rate	Currency	Principal Amount Outstanding at December 31, 2011
			(millions of U.S. dollars)
World Bank	Various	Various	$7,198
IADB	Various	Various	5,848
Others	Various	Various	1,192
Total			$14,238

Totals may differ due to rounding.

Source:     Debt Database—Ministry of Finance.

Loans from Banks and Suppliers (1)

Title	Interest Rate	Date of Agreement	Year of Final Maturity	Currency	Principal Amount Disbursed	Principal Amount Outstanding at December 31, 2011
					(millions of U.S. dollars)

Commercial Bank Loans	Various	Various	Various	Various	n.a.	13

Export Credits	2%-7.75%	Various	Various	USD, EUR	n.a.	22

Governments	0%-4.83%	Various	Various	USD, EUR, CNY	n.a.	189

Total						$224

n.a. = Not available.

Totals may differ due to rounding.

1:	Medium- and long-term indebtedness.

Source:     Debt Database—Ministry of Finance.

Total Outstanding Long-Term Direct External Debt	$32,934

Other External Public Sector Debt

Guaranteed Debt and Non-guaranteed Debt

Borrower	Guaranteed Debt(1)(2)	Non Guaranteed Debt	Principal Amount Outstanding at December 31, 2011
Non-Financial Public Sector:
AGUAS DEL MAGDALENA	57	0	57
AGUAS Y AGUAS DE PEREIRA	20	0	20
BOGOTA DISTRITO CAPITAL	209	442	651
C.A.R.	19	0	19
DEPARTAMENTO DE ANTIOQUIA	34	0	34
DEPARTAMENTO DE CESAR	16	0	16
DEPARTAMENTO DE CUNDINAMARCA	17	0	17
DISTRITO TUR/CUL DE CARTAGENA	55	0	55
E.E.E.B- E.S.P	2	710	712
E.P.M. DE MEDELLÍN	395	1,341	1,736
E.P.M TELCO S.A E.S.P	0	117	117
E.T.BARRANQUILLA	0	7	7
E.T.M.V.A.METRO	154	0	154
ECOPETROL	0	1,500	1,500
EMCALI	19	11	29
I.C.A.	1	0	1
I.S.A.	15	45	60
ICETEX	192	0	192
ISAGEN S.A.	241	0	241
MUNICIPIO DE CALI	5	0	5
MUNICIPIO DE MEDELLIN	6	151	157
MUNICIPIO DE PASTO	2	0	2
SENA	0	0	0
TRANSPORTADORA DE GAS DEL INTERIOR S.A ESP	0	891	891
URRA S.A	10	0	10
I.D.E.A	0	12	12
DEPARTAMENTO DE GUAJIRA	9		9

PROPILCO S.A.		50	50
REFICAR		400	400

Total Non-Financial Public Sector:	1,480	5,675	7,155

Financial Public Sector:
BANCOLDEX	259	70	329
FINDETER	158	30	188

Total Financial Public Sector:	417	100	517

TOTAL:	$1,896	$5,775	$7,672

Totals may differ due to rounding.

1:	Medium- and long-term indebtedness.
2:	Subject to revision

Source:     Debt Database—Ministry of Finance.

Internal Public Debt

Direct Debt(1)

Bond Issues and Banco de la República

Description	Year of Final Maturity	Interest Rate	Principal Amount Outstanding at December 31, 2011
			(millions of pesos)
Treasury Bonds	Various	Various	Ps.	144,944,700
Pension Bonds	Various	Various		9,270,151
TRD	Various	Various		3,332,072
Peace Bonds	Various	Various		60,998
Constant Value Bonds	Various	Various		1,711,234
Security Bonds	Various	Various		1,651
Other Bonds	Various	Various		47,854
Other Assumed Debt	Various	Various		612
Other	Various	Various		174,615
Treasury Promissory Notes	Various	Various		2,150,795
Total			Ps.	161,694,681

Totals may differ due to rounding.

1:	Total as of December 31, 2011.

Source:	Debt Registry Office—General Directorate of Public Credit—Ministry of Finance.
www.minhacienda.gov.co – Public Credit- TES - Ministry of Finance.

Internal Public Debt

Guaranteed Debt(1)

Principal Amount Outstanding at December 31, 2011
(millions of dollars)
Caprecom	60.00
Department of Archipelago de S	2.62
Department of Magdalena	18.15
Department of Narino	5.60
District of Barranquilla	76.55
EMCALI	38.37
Municipality of Aracataca	1.32

Municipality of Cali	250.23
Municipality of Fundacion	0.03
Municipality of Magangue	4.73
Municipality of Plato	0.37
Municipality of Salamina	0.12
Satena	40.22
Total	462.28

1:	Medium- and long-term indebtedness. At December 31, 2011, the Republic had no outstanding guarantees of floating public sector internal debt.

Source:     Ministry of Finance.